9/17

03032090

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Impala Platinum Holdings

*CURRENT ADDRESS

PROCESSED SEP 26 2003 THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 359 FISCAL YEAR 6-30-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 9/17/03



IMPLATS

IMPALA PLATINUM HOLDINGS LIMITED | ANNUAL REPORT 2003


Front cover


Page 3


Page 9


Page 21


Page 29


Page 39


First caught in the thrall of
flaming magma then
trapped, deep within the earth, the
most precious of metals

Key features of FY2003

- Gross platinum production *up by 21%*
- Sales revenue decreased *by 1%*
- Gross margin *healthy at 43%*
- Net profit *down 25%* due to rand appreciation
- Impala refined cost per platinum ounce *up by 11%*
- Safety *improved by more than 30%*

Year at a glance

		2003	2002	% change
Financial				
Sales	(Rm)	**11 807**	11 902	(1)
Profit from operations		**5 031**	6 137	(18)
Profit before tax		**5 375**	6 733	(20)
Net profit		**3 415**	4 582	(25)
Headline earnings per share	(cps)	**5 140**	6 877	(25)
Dividends per share (proposed basis)		**2 650**	3 700	(28)
Cash net of short term debt	(Rm)	**2 120**	3 124	(32)
Sales revenue per platinum ounce sold	($/oz)	**935**	934	–
Average exchange rate achieved	(R/$)	**9.06**	10.16	(11)
Production				
Total				
Refined platinum production	(000 oz)	**1 673**	1 387	21
PGM production refined		**3 162**	2 639	20
Impala				
Refined platinum production		**1 040**	1 025	1
PGM production refined		**1 924**	1 895	2

Dollar, or $, refers to US dollars unless specified. Numbers given in both SA rands and dollars have been converted at the average exchange [illegible] at year-end rates when relating to closing balances.



Contents


Wrested from
earth's bondage
by man's
tenacity
Liberated
through man's
ingenuity



Letter from the Chairman


700
600
500
400
300
200
100
0
FY02
FY03

Share price monthly average
July 2001 – June 2003 (SA rand)


450
400
350
300
250
200
150
100
50
0
FY02
FY03

Daily liquidity
July 2001 – June 2003
Source: UBS

Dear Shareholder

Operationally and financially in the year under review, your company has shown considerable resilience in the face of a range of challenges, with net profit of R3.4 billion and headline earnings of 5 140 cents per share. As a result, the board has declared a final dividend of 1 750 cents per share, bringing the total dividend for the year to 2 650 cents per share. Attention to profitability has not prevented solid progress towards growth, both in South Africa and beyond.

The strengthening of the rand against the US dollar has militated against our operational efforts, even though platinum production reached record levels. While the platinum price in US dollar terms remained strong throughout the 2003 financial year, palladium and rhodium prices declined and, combined with the stronger rand, this helped to drive the revenue per platinum ounce sold down 11% in rand terms. Consequently this led to a decrease in earnings.

Seen in context, though, your company has continued to deliver a superior market performance, for which it was recognised – for the second consecutive year – by the Financial Mail as the top performing company on the JSE Securities Exchange based on returns to shareholders over a five-year period. Significantly, the total return to shareholders (combining appreciation in share price and dividends paid) reflects a compounded average growth of 64% a year over the last five years.

Impala Platinum delivered a solid performance for the year which was somewhat marred by a 10-day work stoppage in March. The issues surrounding this and the remedies adopted are dealt with more fully in the body of this report.

It is gratifying to note significant improvements in our group's safety performance. We deeply regret, however, that eight employees died at work during the year. In expressing my sympathy to the families and friends of those who have died, I am reminded that we simply cannot afford complacency on matters of safety at any level in our organisation.

Two events served to increase the liquidity of the company's shares during the year. First, an upgraded Level 1, sponsored ADR programme initiated in January 2003 has contributed towards the satisfactory increase in the offshore shareholder base. Second, the unbundling of Gencor's 46.3% holding in your company has also served to improve the liquidity of our shares.

In its drive to meet a production target of two million ounces of platinum by 2006, your company has progressed the Marula Platinum mine and has started underground development and integrated production is expected both on time and within budget, by the end of calendar year 2003. Further, we became the controlling shareholder of Zimbabwe Platinum Mines Limited (Zimplats), owner of Makwiro Platinum Mines (Pvt) Limited which comprises the Ngezi Mine and Selous Metallurgical Complex. An offer to minority shareholders, recommended by the independent Zimplats directors, will close on 29 August 2003. The offer, while generous, is intended to achieve for your company greater access to the world's second largest PGM deposit at a cost equivalent to $1.35 per platinum ounce.

At the same time, discussions have progressed with Lonmin as the opportunity to examine this investment arose out of Lonplats' need to empower its business. The Zimplats acquisition and the Lonplats discussions have unleashed expansion opportunities for assets directly under management, while allowing the opportunity to rationalise Implats' structure.

Ongoing legislative change in South Africa's mining sector continues to pre-occupy both producers and investors. We are confident of your company's ability to meet the Black Economic Empowerment requirements of both the Minerals and Petroleum Resources Development Act and the Broad-Based Socio-Economic Charter for the Mining Industry.

The draft Royalty Bill has raised new, entirely legitimate investor concerns. Broadly interpreted, its actions seemingly fly in the face of the developmental imperatives of both the Act and the Charter. Again, we have actively voiced our concerns and are optimistic these will be heard and acted upon.

Towards year-end, we announced the resignation of Kgosi Leruo Molotlegi as the Royal Bafokeng Nation's nominee to the board and the appointment in his stead of his alternate, Mr Thabo Mokgatlha. Kgosi Molotlegi has played an important and constructive role in the evolving relationship between your company and the Royal Bafokeng Nation, for which we are grateful. We wish him well as he takes up the exciting new challenges presented by his enthronement in August. We also welcome Mr Les Paton as an additional executive director to the board.

In the year ahead, we expect the challenges facing us to at least equal those we have experienced in the year under review – operating and financial improvements in the face of mixed market forces and currency fluctuations, the drive for greater levels of safety achievement, further certainty in expected South African minerals legislation, and further progress in turning to account our various substantial growth opportunities. The 2004 financial year promises to be an exciting year demanding as much, if not more, resolve of us as its predecessor.

Peter Joubert
Chairman

28 August 2003

"Resilience *in the face of a* range of challenges"

Peter Joubert
Chairman



Chief Executive's review


816
1 940
3 394
7 035
6 877
5 140
FY98
FY99
FY00
FY01
FY02
FY03

Headline earnings per share
(SA rand)

The financial year was once again characterised by solid operational performance and growth in line with the company's objectives. In last year's report, we shared with you a number of high-level objectives. On all accounts, I believe that we have either achieved the objectives set or are well on the road towards achieving them and our performance is captured – at a glance – in the table below.

Financial year 2003 was not without its challenges, both from factors internal and external to the company. Our results reflect this:

- Gross platinum production rose by 21% to a record 1.67 million ounces.
- Dollar platinum prices held up well. The average price received for the year was $597 per platinum ounce, up 23% on the previous year. On the flip side, the average prices for palladium and rhodium declined by 32% and 41% to $264 and $646 per ounce respectively.
- The continued strong performance of the rand meant that while average dollar revenue per platinum ounce sold was maintained, average rand revenue received per platinum ounce decreased by 11%.
- Net profit declined by 25% to R3.4 billion.
- Cash operating costs per ounce of refined platinum rose by 10.8% to R3 832. The steep rise in steel prices and additional support costs impacted negatively, as did the 10-day work stoppage experienced in March.
- Despite significant pressures, the overall margin for the year was maintained above 40%.
- A final dividend of 1 750 cents per share has been declared, bringing the dividend for the year to 2 650 cents per share. This represents a dividend yield of 4.6% for the year ended 30 June 2003.

	Performance	Objective	Milestones	Read more
1		Improve safety performance • Ensure safety systems and standards change safety culture and lead to elimination of all accidents	• 38% decrease in fatalities year-on-year • LTIFR improved by 31% year-on-year and at an all-time low • Excellent performance at Refineries	8, 30, 38, 41, 44, 47
2		Ensure business has sufficient immediate and long-term growth opportunities • Progress Marula Platinum • Evaluate Two Rivers Project	• Project on track and within budget; production in Q3 FY2004 • Feasibility on project in final stages of completion	10, 38, 53
3		Improve market rating compared to Implats' major competitors • Upgrade ADR programme in the US	• Initiated a Level 1 sponsored ADR programme in the United States in January 2003	7
4		Continue to produce efficiently and remain in the lowest cost quartile in the industry • Focus on cost-effective mechanisation and new mine technology • Improved metallurgical recoveries	• Good progress has been made with the investigation and trials of new technology, particularly low profile trackless equipment and mechanisation • Merensky recoveries reached an all time high of 88.5% and the availability of the UG2 plant increased by 4%	11, 34, 35
5		Minimise business risks • Ensure company's governance structures in line with King II • Develop BEE policy in line with minerals legislation • Pursue conversion of RBN royalty into an equity stake • Ensure group is able to retain and attract appropriate personnel • Manage and minimise the effect of HIV/AIDS	• A full audit of corporate governance has been conducted; areas of possible concern have been identified and are being corrected • BEE policy developed in line with scorecard and refined to meet requirements of Charter • Discussions have been initiated. However, the outcome depends on final version of the proposed Royalty Bill • Skills training is an important focus and innovative measures to attract and keep top quality personnel have been adopted • Prevalence level estimated at 16%. Extensive education campaign, Voluntary Counselling and Testing and Wellness programme now supported by the provision of ART to HIV positive employees through the Impala Medical Plan.	12, 31, 66



The world around us

A whole host of external factors and issues have had an impact on our performance and, to a large extent, we have had to either manage and minimise the effect of those on our company, or take advantage of the opportunities that have presented themselves. Key factors include the global supply and demand parameters within the PGMs market, the continuing strength of the rand against hard currencies, the unbundling of Implats by former major shareholder, Gencor, and the continuing introduction of minerals-related legislation in South Africa.

Mixed fortunes in the market

Our major metals enjoyed varying fortunes during the year. The strength in the platinum price evident in FY2002 was sustained for FY2003. The platinum market was underpinned by continued strong fundamental demand, which led to a fourth consecutive year of platinum deficits and boosted the price. Palladium and rhodium, on the other hand, were less fortunate as palladium demand continued to contract and producer-selling of rhodium flooded the market. Consequently, palladium and rhodium prices fell sharply, balancing out the gains in platinum and, as a result, the average revenue per platinum ounce sold was slightly up year-on-year, from \$934 per platinum ounce in FY2002 to \$935 in FY2003. A detailed review of the market can be found on page 26.

Rand/dollar exchange rate impacts earnings

The extraordinary rand/dollar exchange weakness of FY2002 was sharply reversed in FY2003, to levels more in line with long-term rand/dollar exchange rate trends. Thus, we saw an 11% decrease in the average rand/US dollar exchange rate from 10.16 in FY2002, to 9.06 in FY2003. This had a major influence on rand metal prices received, with the average revenue per platinum ounce sold declining by 11% from R9 489 per platinum ounce in FY2002 to R8 471 per platinum ounce in FY2003. This in turn had an impact on earnings, with headline earnings per share decreasing by 25% to 5 140 cents per share.

Exchange loss affects profit

The company incurred an exchange rate transaction loss of R329 million, which, when compared to a gain of R131 million the previous year, resulted in a net swing of R460 million. This represents about 7% of the decrease in profit before tax year-on-year.

Unlocking shareholder value

One of the most significant events of the year was the unbundling of Gencor's 46.3% shareholding in Implats to its underlying shareholders. Gencor originally announced its intention to unbundle in June last year, but this was delayed as litigation was pursued against that company. The settlement of that litigation earlier in the year paved the way for the unbundling to proceed on 18 June 2003.

Implats had put in place various measures to mitigate any significant impact of the unbundling on its own share price, including a share buy-back facility in the event that this was required. Other than immediately to improve Implats' liquidity, the transition has been exceptionally smooth, with long-term holders of both companies having consolidated and rationalised their positions ahead of the unbundling.

Apart from ridding the company of the perceived holding company value trap, the increased liquidity has enhanced Implats' position in various international benchmarks, such as the MSCI Emerging Markets Index, where Implats has risen from a ranking in the mid-50s to a ranking of 32 at year-end. We anticipate that, combined with ongoing performance and enhanced investor relations activities, this rating will assist in attracting further global value-seeking funds to the company.

Already the shareholder register for Implats now indicates that just over 45% of the company is held by offshore investors. This is an increase from 31% at June 2002. This rise is partly attributable to the upgraded Level 1, sponsored ADR programme initiated in January 2003. Further ADR programme upgrades are being reviewed by the company, given the increased listing and reporting requirements and costs that will be incurred as a result of the introduction of the Sarbannes-Oxley Act, alongside the success achieved with the current ADR programme.



3 277
4 213
5 786
10 145
9 489
8 471
FY98
FY99
FY00
FY01
FY02
FY03

Revenue per platinum ounce sold *(R/oz Pt)*



662
693
904
1 321
934
935
FY98
FY99
FY00
FY01
FY02
FY03

Revenue per platinum ounce sold *(\$/oz Pt)*



Share ownership FY03
- SA 55%
- USA 18%
- England and Wales 15%
- Other Europe 5%
- Other countries 5%
- Unclassified/below threshold 2%

Objective 3

Broad support for Minerals Legislation and Charter

The enactment of the Minerals and Petroleum Resources Development Act in late June 2002 was followed in October 2002 by the release of the Mining Charter. Initial concern experienced by the financial markets in reaction to early leaked drafts has been tempered over time, but has not quite dissipated in the minds of international investors.

Objective 5

The Charter is aimed at the broad-based socio-economic empowerment of historically disadvantaged people and communities in South Africa. That is an objective that no company or investor can take issue with. Our own empowerment framework addresses the issues identified in the Charter in respect of human resource development, employment equity, migrant labour, mine community development, housing and living conditions, affirmative procurement, ownership and joint ventures and beneficiation. A summary of the company's position is depicted in the diagram on page 14. A detailed discussion of these issues and those related to sustainable development can be found in the annual Environmental, Health, Safety and Community Report produced by the company that is available on the company's website or from the contact persons noted on the back cover of this report.

Royalty Bill a concern

The publication of the draft Royalty Bill in March 2003 once again saw foreign investors being increasingly cautious about investment in South Africa. Implats has vigorously pursued contact with both the National Treasury and the Department of Minerals and Energy to voice our concerns on this draft Bill, and in particular, the possibility of a double royalty on the Impala lease area. We have been reassured that that was not the intention of the Act and remain hopeful that this will be resolved.

We have raised other specific issues in respect of the Bill and have also joined with the Chamber of Mines in submitting industry-wide concerns. Overall, however, we believe that the Bill in its current form, with a royalty based on gross revenue or published price of the metal, may impede the long-term sustainability of the industry. It could also, in our view, inhibit economic growth, mineral development, employment growth and have adverse socio-economic repercussions which is the antithesis of what the new suite of minerals legislation has set out to achieve.

Company drivers to create value

One of the best measurements of shareholder value is calculated using the total return to shareholders (TSR), a combination of the appreciation in the share price and dividends paid. Implats' TSR from FY1999 to FY2003 has seen the group deliver a compounded growth of 64% per annum.

To sustain this, most of the company's activities are aimed at dealing with those issues that we can and do influence, the company drivers that create value. A detailed review of operational performance and prospects can be found on pages 30 to 53 of this report. There are a number of issues, however, that I would like to highlight:


29.40
20.50
21.23
10.91
12.64
8.54
8.58
5.94
FY96
FY97
FY98
FY99
FY00
FY01
FY02
FY03

Lost time injury frequency rate per million man hours – Impala Platinum

Significant improvements in safety and health

Objective 1

Over the past two years, I have been personally involved in providing strategic direction to the safety and health initiatives on our operations, in conjunction with our safety, health and environmental board sub-committee, particularly at the Impala mining operations in Rustenburg.

I am pleased to report that our safety performance has improved, continuing the downward trend on all three key indicators – Fatal Injury Frequency Rate (FIFR), Lost Time Injury Frequency Rate (LTIFR) and Reportable Injury Frequency Rate (RIFR). The LTIFR at Impala is at an all time low, having improved by 31% year-on-year and the number of fatal accidents is approaching the lows achieved in 1999. Our Refineries, in particular, have excelled and have been recognised at both a national and international level for their consistently superior safety and health performance. Further, a number of our operations have enjoyed remarkable achievements this year – particularly commendable is the achievement of five million fatality-free shifts by 4 shaft in July 2003 and three million fatality-free shifts at 8 shaft in May.

Tragically, though, eight employees died at work during the year. The board joins me in extending our condolences to their families, friends and communities.



Our target remains the elimination of all accidents at work and the introduction of the Du Pont SMAT system, as well as our own Tsiboga campaign, are an integral part of changing the mindset on our operations which will enable us to continue along the pathway towards this goal.

Particularly worth mentioning is the success that has been achieved in the fall of ground campaign that was initiated at Impala Platinum in June 2002, following a spate of fatal fall of ground accidents. The campaign, which involved a combination of revised support standards, the demarcation of ground control districts and extensive education and information initiatives, has meant that Impala has experienced only one serious fall of ground since. This is an exemplary achievement and one which must be sustained.

Growth strategy on track

Objective 2

Implats' growth strategy remains on track to deliver the promised 2 million ounces of platinum by the year 2006. In last year's report we discussed the objective of progressing the development of Marula Platinum and evaluating the Two Rivers project. As will be seen from the discussions under the review of operations, these two objectives have largely been met. Marula Platinum will focus on the completion and commissioning of the plant, followed by the ramp-up of production from the underground operations. Planned capacity levels of 100 000 platinum ounces per annum should be achieved in FY2005. At the same time, good progress has been made with the evaluation of the Two Rivers project, where the feasibility study is now being extended to include a number of options given current market circumstances. A decision on whether or not to proceed with this project is expected to be made by December 2003.

The growth strategy has taken on a new dimension since the acquisition of increased stakes in two Zimbabwean operations early in FY2003, which has yielded significant new avenues for growth on which the company is now capitalising.


1 181
1 199
1 291
1 387
1 673
1 792
1 930
2 010
FY99
FY00
FY01
FY02
FY03
FY04
FY05
FY06

Platinum production
(000oz)

Zimbabwean expansions provide opportunity

In July 2002, Implats signalled the way forward with two company-transforming transactions. First, we announced that we had concluded an agreement to increase our stake in ZCE Platinum to 50% at a cost of R130 million. ZCE's only operation, the Mimosa Platinum mine, which is now jointly owned by Implats and Aquarius Platinum Limited, is currently ramping up production to 65 000 ounces of platinum per annum.

Shortly thereafter Implats raised its stake in Zimplats by 21% to 36%. Zimplats owns Makwiro Platinum Mines (Pvt) Limited, which comprises the Ngezi Platinum mine and the Selous Metallurgical Complex. On 30 June 2003, Implats announced an offer to Zimplats' minority shareholders to acquire all of their Zimplats shares for a cash consideration of A$4.08 (R20.40) per share. Having also acquired Absa Bank's 14.82% indirect interest in Zimplats for R142 million ($19 million) at the end of June 2003, Implats became the controlling shareholder in Zimplats with an effective holding of 50.53%. At the time the report went to print, this stake had risen to approximately 55%.

Implats' offer was in line with an agreement concluded with Zimplats in November 2002, which governed the relationship with Zimplats and regulated the circumstances under which an offer would be made to minority shareholders. The Zimplats deal has been a constructive one. The Zimplats board recognised that an offer would be desirable to bring the current project to full production, given the uncertain socio-political and economic climate in Zimbabwe, and that Zimplats was likely to require significant capital funding to achieve its growth prospects.

The offer to minorities, which was recommended by the independent Zimplats directors, closes on 29 August 2003. The maximum potential purchase consideration payable by Implats to Zimplats minority shareholders in accordance with the offer agreement is R972 million ($130 million). Implats will fund the purchase consideration using existing cash resources.

We believe the offer to Zimplats shareholders is very fair and represents a significant premium to the range in which the share price traded prior to November 2002, when the Zimplats board first indicated to shareholders that discussions were in progress that might set in motion an offer to minorities. From an Implats point of view, we are convinced that we have made the right move, gaining significant access to the world's second largest PGM deposit at an equivalent cost of $1.35 per platinum ounce.



Rationalising our interests

The issue of Implats' structure has long been the subject of debate. The structure up until now has been in line with the company's strategy and largely driven by necessity.

Implats in its original form was a single orebody operation with all its activities concentrated on the Impala lease area in Rustenburg and the associated refining operations in Springs. Following the failure of the proposed merger with Lonplats as a result of European Union opposition in 1996, and in order to transform the company from a resource-constrained entity into a multi-option group, the board supported a three-pronged long-term growth strategy. This incorporates the traditional mine-to-market operations, the utilization of excess smelting and refining capacity to generate additional business, and the formation of strategic alliances with other companies where this made business sense and there was a long-term strategic fit. This strategy has delivered proven growth and remains in place.

Good progress has now been made in rationalising the interests held by the company, such as with Zimplats and Mimosa, in the interests of creating clarity for investors and simplifying operational structures. Further changes can be anticipated in the near and medium term if an analysis of these proves to offer value accretion to shareholders.

Contribution to net profit


Mining operations
R2 585m
76%
IRS
R151m
4%
20%
Strategic holdings
R679m

Implats – Organisational structure


100%
Mining operations
Impala Refining Services (IRS)
Strategic holdings
Impala Platinum
100%
Marula Platinum
80%*
Barplats
83%
Zimplats
51%
Mimosa Platinum'
50%
Concentrate offtake agreements
Lonplats
27%
Aquarius Platinum (SA)
25%°
Two Rivers
45%**
*20% allocated to BEE participants
'Joint venture mine
°In addition to 8.9% in Aquarius Platinum Ltd
**Up to 12% to be allocated to BEE participants

Sustained performance from the engine

An area often overlooked is the sheer size of, and contribution made by, Impala Platinum. Impala, on its own, is the second largest platinum producer in the world and comprises 13 shaft systems which in many other groups would rank as separate businesses or mines in their own right.

In FY2003, Impala Platinum produced 1.04 million ounces of platinum and is set to increase this marginally yet again during the year ahead. The "engine" as we call it, remained a driving force, delivering a robust performance during the year.

Objective 4

The Impala operations remain among the most efficient and lowest cost in the industry, with the unit cost per platinum ounce for the Impala lease area at R3 832 (a 10.8% increase over the previous year) being the best indicator of the company's performance. Good progress has also been made with trials, and the introduction, of new mining technology to lower costs and improve safety and efficiencies still further. A key element of the success of Impala in the past has been its cost-effective expansion projects which have to date delivered extensive new reserves at a very efficient capital cost. Now that the second generation shafts are reaching the end of their lives, Impala is moving towards a more capital-intensive phase where larger, new shafts have to be planned. This is not something that we have approached lightly. Project plans are currently undergoing intensive review to establish the best route forward.



Industrial relations at Impala

Of great concern to us this year was the 10-day work stoppage at Impala's operations in March 2003. The stoppage was motivated by small groups of employees, without the support of the majority union, the National Union of Mineworkers (NUM). While we could not and did not accede to the payment to employees of the funds vested in the Impala Workers Provident Fund (which was the final demand), neither did we resort to mass dismissal.

In recent months, extensive consultation has taken place with newly elected union representatives and information and communication campaigns have been initiated with employees, alongside the delivery of real help to individuals in financial need. We believe that this should go a long way towards maintaining a sound relationship between management and employees.

Wage negotiations in respect of most Impala employees began with the NUM and other unions in July 2003 and are expected to be concluded by September 2003, as is the normal course of events. This follows a two-year wage agreement which terminated in June 2003.

Minimising business risks

Objective 5

An area of internal activity identified last year was the need to minimise business risks in a formal structured manner at Implats. We are mindful that shareholders have choices as to how and where to invest their money and that there is an enormous responsibility on the company to ensure that risks are minimised to the greatest extent possible and where these are not possible, shareholders have a very clear view of what these are and what they represent. This issue has become even more important in the post Enron-environment.

Specifically, we indicated last year that we would:

- Ensure that the company's corporate governance is in line with the recommendations of the King II report, which represents best practice, particularly within the South African context. Implats commissioned an independent review of our compliance with King II during the year. A more detailed discussion can be found on page 66 under Corporate Governance. Suffice to say that we are confident that we have either complied with the recommendations, or are putting in place the mechanisms to comply in the near future.
- Develop a Black Economic Empowerment Policy (BEE) for the group in line with minerals legislation. Specific issues related to the minerals legislation are discussed above and a diagram illustrating Implats' response to the Mining Scorecard can be found on page 14. We are confident that the model that we had put in place even before the Charter become public, and which has subsequently been modified to take cognisance of the proposed scorecard approach, represents leading practice in the country. More detailed discussion on BEE issues can be found in Implats' Environmental, Health, Safety and Community Report.
- Pursue the possibility of converting the royalty payable to the Royal Bafokeng Nation (RBN) into an equity stake. Initial discussions have taken place with the RBN. A key factor in this debate is the final wording of the proposed Royalty Bill. Implats believes that discussions with the RBN are being hampered by the lack of clarity on the Royalty Bill, which is anticipated to be released towards the end of the calendar year. In the meantime, the valuation of the royalty has emerged as a point of serious debate between the parties and it may be that an alternative method of achieving BEE compliance will need to be sought. The RBN nevertheless remains Implats' preferred BEE partner.
- Ensure the group is able to retain and attract the appropriate personnel. As the platinum sector has undergone a boom in recent years, and as the skills shortage has become more serious, the training and retention of appropriately skilled personnel has become an issue for Impala. This has been further complicated by the challenges presented by the Employment Equity Act. Although good progress has been made in developing innovative measures to attract and retain top quality staff, the problem remains – particularly as highly skilled previously disadvantaged individuals are sought after in light of the opportunities created as a result of the minerals legislation. This will remain an area of focus.



- Manage and minimise the effect of HIV/AIDS. Intensive efforts to educate new and current employees regarding HIV/AIDS have continued, along with the comprehensive voluntary counselling and testing and wellness programmes that are in place across our operations. With the provision of anti-retroviral therapy (ART) to eligible employees through the Impala Medical Scheme, Implats has integrated international best practice into its overall programme. It has been gratifying to note that the HIV prevalence level measured at Impala has stabilised at around 16%, which is well below industry and country prevalence levels for similar demographics.

Strategy and objectives for FY2004

Implats' vision is to be a global platinum-based resources company, providing superior returns to shareholders relative to our peers. Our aim is to:

- Produce efficiently and responsibly, while remaining in the lowest cost quartile in the industry;
- Grow the business to 2 million ounces of platinum per annum by 2006;
- Continue to deliver a market performance superior to that of our competitors.

We look forward to reporting to shareholders on performance against these objectives in the year ahead.

Prospects

The prospects for Implats remain good both in the short and medium term, as existing operations continue to perform well and new projects come on stream, with the fundamental demand for our primary products remaining strong. Predicting the performance of the rand is not something we profess to be expert at. Although we believe that further strengthening of the rand in the year ahead is unlikely, the anticipated exchange rate for the forthcoming year is still expected to be stronger than the average rate of R9.06/$ achieved this year. Shareholders should note that the average exchange rate prevailing for the second half of the year was R8.08/$.

Consequently, in the absence of a sudden and unexpected weakening of the currency, earnings for the coming year are likely to be lower than the results we have reported.

> "Prospects *for* Implats *remain* good both *in the* short *and* medium term"
>
> *Keith Rumble*
> *CEO*

Conclusion

I wish to extend my thanks to our Chairman, Peter Joubert, my colleagues on the board, our management team, and to each and every employee. Their diligent ongoing contributions have again delivered a pleasing performance.

Keith Rumble
Chief Executive Officer

28 August 2003

Mining Charter scorecard

Criteria	Yes	Details
1. Human resource development • Functional literacy and numeracy opportunities for every employee by 2005 • Career paths for HDSA* employees, including skills development 		○ Skills development strategy formulated in line with the requirements of the Mines Qualification Authority (MQA). ○ All employees are offered opportunity to be functionally literate and numerate ○ 6 477 employees have completed full-time Adult Basic Education and Training (ABET); 11 065 employees have passed various levels in numeracy and literacy through part-time programme since inception in 1993. ○ R126m spent on skills development in FY2003 as part of the integrated workplace skills plan submitted to MQA. ○ Short courses for certification in supervisory/computer/business management skills/financial life skills offered to crew captains, engineering learners and mining learners. ○ In process of realigning career development plans of HDSA candidates with employment equity and succession plans. ○ 262 blasting certificates issued to date, 98% HDSA. ○ 106 engineering learners in training on the newly registered learnerships; 73% from HDSAs. ○ 19 students (68% from designated groups) on full bursary scheme ○ 80 full-time learners currently in registered unit standards ABET.
• Empowerment group mentoring systems		○ A mentorship programme in place for those identified with potential, including a number of mining students from the Royal Bafokeng Nation (RBN).
2. Employment Equity Framework Agreement • Plan for 40% HDSAs in management within five years • Plan being implemented for 10% women within five years 		○ Impala's Employment Equity Framework agreement was signed after consultation with all stakeholders and endorsed by the CEO. ○ Has been communicated to all employees; achievements are published annually. ○ Currently 34% HDSAs within the official rank. Candidates with potential are fast-tracked to give them operational exposure, including shift supervisors, blasting and learner mining officials, junior engineers, learner metallurgists ○ Aspirant chemists and engineers at Springs Refineries also being targeted. ○ R48.6 million invested in employment equity training in FY02/03. ○ A formal plan to increase female representation in the company from the current 2.3% being developed. ○ Currently at Rustenburg operations, 1.9% of employees are women, at Springs Refineries 15% of employees are women
3. Migrant labour • Non-descrimination against foreign migrant labour per government, industry agreements		○ Impala subscribes to principle of non-discrimination against foreign labourers.
4. Mine community, rural development • Co-operation in formulating, implementing with government, integrated development plans		○ Social investment through the Impala Community Development Trust (ICDT). Other initiatives include Teba Development Agency rural development programmes; ○ Impala supports the Integrated Development Plans of government through the development of Public/Private Partnerships (PPPs) on infrastructure development.



Criteria	Yes	Details
• Effort to engage communities	✓	○ Facilitating self-sustainable development projects in mining communities and in areas from which labour is drawn. ○ A social investment initiative known as the Impala Community Development Trust (ICDT) will spend approximately R100 million on development programmes focusing on education, health and sustainable development. ○ Education focused on engineering and science. ○ Health programmes to address the HIV/AIDS pandemic. ○ Sustainable enterprise development programmes that are linked with Impala's preferred procurement activities, e.g. a hydroponics project to supply vegetables to the mine hostels. ○ Development of Public / Private Partnership.
5. Housing, living conditions • Measures, in consultation with stakeholders, to improve company housing, including hostel upgrades/convert to family units, home ownership options	✓	○ R5 million hostel upgrading programme. ○ A housing scheme provides opportunities for employees to purchase their houses. ○ Housing allowances are offered as an alternative option for living in hostels.
• Measures to improve nutrition provided to employees	✓	○ Professional dieticians monitor the already high nutritional standards.
6. Procurement • Preferred provider status to HDSAs • Current level of procurement from HDSA companies identified	✓	○ Impala has provided HDSAs with preferred supplier status and an affirmative procurement principles were established in January 2002. ○ Co-operation with industry partners on a national and regional basis. ○ Implementing a system to promote preferential procurement
• Commitment to progress over 3-5 years	✓	○ Goods to the value of R400 million were purchased from HDSAs in the first year. ○ Impala is in the process of determining targets in terms of capital goods, consumables and services from HDSA companies over the next 3–5 years.
7. Ownership, joint ventures • 15% HDSA ownership in equity or attributable units of production within five years; 26% within 10 years	✓	By the end of financial year 2004, HDSA participation will stand at 19% units of production, calculated as follows: ○ Implats (listed holding company) RBN – 1.5% equity ○ Impala Platinum – Royalty to RBN – 22% of taxable income from approximately 800 000 oz of platinum ○ Marula Platinum – 10% Mmakau Mining – 5% Community trust – 5% direct local business consortium ○ Two Rivers project – 12% (from Implats' 45%) Tiso Capital
8. Beneficiation • Current level of beneficiation identified	✓	○ Impala Refining Services beneficiates concentrate to final metal product on behalf of Impala and various third parties in South Africa. ○ Possible acquisition of a 17.5% shareholding in a platinum jewellery factory at a cost of $2 million. The aim is to establish a South African jewellery company with a European company as partner in South Africa by the end of FY2004.
9. Reporting • Progress reported annually in company annual report	✓	○ Progress reported in annual report as indicated in this table.

* HDSA refers to historically disadvantaged South Africans

Statistics

Income statements *for the years ended 30 June*

R million	2003	2002	2001	2000	1999	1998	1997
Sales	**11 807.0**	11 901.5	11 969.1	7 003.6	4 602.0	3 380.6	2 658.2
Platinum	**7 390.5**	6 137.4	5 253.2	3 017.2	2 251.6	2 091.6	1 742.1
Palladium	**1 682.5**	2 580.9	3 129.0	1 689.2	1 031.1	621.3	268.9
Rhodium	**1 158.8**	1 788.3	2 199.1	1 218.0	582.2	238.7	156.1
Nickel	**938.3**	681.6	700.2	600.4	363.5	216.7	285.7
Other	**636.9**	713.3	687.6	478.8	373.6	212.3	205.4
Total operating expenses	**6 775.9**	5 764.9	5 120.3	3 900.8	2 986.8	2 567.7	2 393.7
On-mine operations	**3 251.1**	2 567.5	2 330.1	1 997.6	1 880.4	1 772.7	1 571.8
Concentrating and smelting	**801.1**	642.6	492.5	440.7	415.3	384.7	351.5
Refining operations	**411.5**	354.7	333.3	307.9	295.6	262.3	266.4
Amortisation of mining assets	**452.4**	248.8	212.2	139.9	148.7	135.5	113.1
Metals purchased	**1 474.1**	1 883.4	1 968.8	698.8	287.6	–	–
Other costs	**252.6**	203.9	117.1	96.6	83.2	78.7	104.0
Decrease/(increase) in inventory	**133.1**	(136.0)	(333.7)	219.3	(124.0)	(66.2)	(13.1)
Profit from operations	**5 031.1**	6 136.6	6 848.8	3 102.8	1 615.2	812.9	264.5
Net foreign exchange transaction (losses)/gains	**(328.8)**	130.8	157.7	20.0			
Other (expenses)/income	**(54.7)**	(98.0)	(63.2)	42.0	14.2	5.9	4.2
Finance income – net	**285.8**	265.5	383.3	228.2	185.9	44.2	1.8
Share of results of associates before tax	**1 039.3**	1 102.9	1 031.4	332.8	204.3	54.4	21.6
Royalty expense	**(598.0)**	(804.4)	(890.3)	(406.4)	(237.4)	(93.1)	(5.9)
Profit before tax	**5 374.7**	6 733.4	7 467.7	3 319.4	1 782.2	824.3	286.2
Income tax expense	**1 936.4**	2 142.0	2 815.2	1 061.9	525.2	325.9	105.6
Profit before minority interest	**3 438.3**	4 591.4	4 652.5	2 257.5	1 257.0	498.4	180.6
Minority interest	**23.2**	9.9	5.4	2.5	5.0	(2.9)	(1.6)
Net profit	**3 415.1**	4 581.5	4 647.1	2 255.0	1 252.0	501.3	182.2
Earnings per share (cents)							
– Basic	**5 131**	6 902	7 024	3 422	1 929	794	293
– Headline (basic)	**5 140**	6 877	7 035	3 394	1 940	816	305
Dividends per share (cents)							
– interim + proposed	**2 650**	3 700	3 800	1 760	880	350	110
– special			3 000				

Statistics

Balance sheets *for the years ended 30 June*

R million		2003	2002	2001	2000	1999	1998	1997
ASSETS								
Non-current assets		**11 391.2**	9 324.1	6 833.4	4 321.1	3 496.7	3 037.9	2 980.3
Fixed assets		**8 808.9**	6 218.4	5 230.6	3 357.3	2 822.2	2 431.2	2 353.7
Investments and other		**2 582.3**	3 105.7	1 602.8	963.8	674.5	606.7	626.6
Current assets		**4 878.1**	5 448.3	5 162.3	4 504.3	3 168.3	2 143.6	1 239.4
Total assets		**16 269.3**	14 772.4	11 995.7	8 825.4	6 665.0	5 181.5	4 219.7
EQUITY AND LIABILITIES								
Capital and reserves		**9 877.4**	9 284.0	6 715.6	5 716.4	4 052.1	2 943.4	2 452.2
Outside shareholders' interest		**418.9**	61.6	19.2	13.8	46.9	68.7	71.6
Non-current liabilities		**2 213.1**	1 683.4	1 465.2	1 195.1	1 068.4	1 052.4	1 016.2
Borrowings		**62.7**	86.3	113.1	137.6	162.3	179.3	194.6
Deferred taxation		**1 886.7**	1 389.6	1 156.1	889.7	745.0	746.9	707.5
Provision for long-term responsibilities		**263.7**	207.5	196.0	167.8	161.1	126.2	114.1
Current liabilities		**3 759.9**	3 743.4	3 795.7	1 900.1	1 497.6	1 117.0	679.7
Total equity and liabilities		**16 269.3**	14 772.4	11 995.7	8 825.4	6 665.0	5 181.5	4 219.7
Cash, net of short-term borrowings		**2 119.8**	3 123.5	3 013.1	3 081.4	1 864.9	801.8	219.2
Cash, net of all borrowings		**2 057.1**	3 037.2	2 900.0	2 943.8	1 702.6	622.5	24.6
Current liquidity (net current assets excluding inventories)		**270.8**	784.8	587.3	2 164.6	1 014.5	264.8	(16.0)
IMPLATS SHARE STATISTICS								
No. of shares in issue at year-end	(m)	**66.6**	66.6	66.3	66.1	65.7	64.0	62.3
Average number of issued shares		**66.6**	66.4	66.2	65.9	64.9	63.1	62.2
Number of shares traded		**71.3**	50.0	36.4	31.7	30.1	14.7	11.7
Highest price traded	(cps)	**65 001**	72 000	47 300	29 600	17 200	6 800	6 900
Lowest price traded		**34 600**	28 700	23 980	15 400	5 100	3 450	4 050
Year-end closing price		**44 600**	57 180	40 360	25 220	15 180	5 050	5 075

Statistics

US$ information (unaudited) *for the years ended 30 June*

US$ million	**2003**	2002	2001	2000	1999	1998	1997
Sales	**1 303.3**	1 184.2	1 572.8	1 108.2	757.2	682.5	618.1
Total operating expenses	**751.2**	568.9	672.9	616.9	491.4	528.4	528.1
On-mine operations	**360.4**	253.3	306.2	315.9	309.4	364.7	346.8
Concentrating and smelting	**88.8**	63.4	64.7	69.7	68.3	79.2	77.6
Refining	**45.6**	35.0	43.8	48.7	48.6	54.0	58.8
Amortisation	**50.2**	24.6	27.9	22.1	24.5	27.9	24.9
Metals purchased	**163.4**	185.9	258.7	110.5	47.3	–	–
Other costs	**28.0**	20.1	15.4	15.3	13.7	16.2	22.9
Decrease/(increase) in metal inventory	**14.8**	(13.4)	(43.8)	34.7	(20.4)	(13.6)	(2.9)
Profit from operations	**552.1**	615.3	899.9	491.3	265.8	154.1	90.0
Net foreign exchange transaction (losses)/gains	**(36.5)**	12.9	20.7	3.2			
Other (expenses)/income	**(6.1)**	(9.6)	(8.3)	6.6	2.2	1.2	0.9
Financial income – net	**31.7**	26.2	50.4	36.1	30.6	9.1	0.4
Share of results of associates before tax	**115.2**	108.8	135.5	52.6	33.6	11.2	4.8
Royalty expense	**(66.3)**	(79.4)	(117.0)	(64.3)	(39.0)	(19.1)	(1.3)
Profit before tax	**590.1**	674.2	981.2	525.5	293.2	156.5	94.8
Income tax expense	**214.7**	211.4	369.9	167.9	86.4	67.1	23.3
Minority interest	**2.6**	1.0	0.7	0.4	0.8	(0.6)	(0.4)
Net profit	**372.8**	461.8	610.6	357.2	206.0	90.0	71.9
Earnings per share (cents)	**560**	696	923	542	317	143	116

Note: Income and expenditure have been converted at the average exchange rate for the year. Sales reflects actual dollar receipts.

Statistics

Operating statistics *for the years ended 30 June*

		2003	2002	2001	2000	1999	1998	1997
Gross refined production								
Platinum	(000oz)	**1 673**	1 387	1 291	1 199	1 181	1 052	1 002
Palladium	(000oz)	**893**	732	681	636	651	557	497
Rhodium	(000oz)	**215**	177	164	155	159	131	141
Nickel	(000t)	**14.7**	13.0	14.0	13.8	14.9	7.7	7.7
Impala refined production								
Platinum	(000oz)	**1 040**	1 025	1 002	1 020	1 065	1 052	1 002
Palladium	(000oz)	**478**	489	481	493	516	557	497
Rhodium	(000oz)	**134**	123	128	131	143	131	141
Nickel	(000t)	**8.0**	7.7	7.0	7.2	7.7	7.7	7.7
IRS refined production								
Platinum	(000oz)	**633**	362	289	179	116	–	–
Palladium	(000oz)	**415**	243	200	143	135	–	–
Rhodium	(000oz)	**81**	54	36	24	16	–	–
Nickel	(000t)	**6.7**	5.3	7.0	6.6	7.2	–	–
IRS metal returned (Toll refined)								
Platinum	(000oz)	**252**	152	164	102	84	–	–
Palladium	(000oz)	**174**	102	116	93	104	–	–
Rhodium	(000oz)	**18**	16	21	17	8	–	–
Consolidated statistics								
Exchange rate:	(R/$)							
Closing rate on 30 June		**7.52**	10.32	8.06	6.92	6.00	5.48	4.51
Average rate achieved		**9.06**	10.16	7.68	6.40	6.08	4.95	4.29
Free market revenue per platinum ounce sold	($/oz)	**939**	934	1 376	1 005	697	662	591
Revenue per platinum ounce sold	($/oz)	**935**	934	1 321	904	693	662	623
	(R/oz)	**8 471**	9 489	10 145	5 786	4 213	3 277	2 673
Prices achieved								
Platinum	($/oz)	**597**	485	586	428	358	409	418
Palladium	($/oz)	**264**	389	773	465	311	223	130
Rhodium	($/oz)	**646**	1 098	2 001	1 223	719	358	271
Nickel	($/t)	**7 664**	5 594	6 951	7 500	4 466	6 062	7 179
Sales volumes								
Platinum	(000oz)	**1 373**	1 251	1 177	1 209	1 076	1 030	992
Palladium	(000oz)	**688**	663	543	656	585	551	491
Rhodium	(000oz)	**193**	165	145	171	140	129	137
Nickel	(000t)	**13.9**	12.0	14.1	14.0	14.9	7.5	7.8
Gross margin achieved	(%)	**42.6**	51.6	57.2	44.3	35.1	24.0	10.0
Return on equity	(%)	**36.8**	68.2	81.3	55.7	42.5	20.9	7.8
Return on assets	(%)	**30.0**	49.1	68.0	52.2	35.8	16.5	5.9
Debt to equity	(%)	**2.7**	1.2	2.0	2.8	5.2	7.3	10.2
Current ratio		**1.3:1**	1.5:1	1.4:1	2.4:1	2.1:1	1.9:1	1.8:1
Tonnes milled ex-mine	(000t)	**17 483**	15 607	15 184	14 662	14 638	14 509	13 775
PGM refined production	(000oz)	**3 162**	2 639	2 464	2 308	2 299	1 960	1 888
Capital expenditure	(Rm)	**1 787**	1 250	2 090	783	431	248	266
	($m)	**198**	123	275	124	71	51	61

Value-added statement

for the year ended 30 June

R million	2003	% change	2002
Sales	**11 807.0**	(0.8)	11 901.5
Net cost of products and services	**4 421.2**	(27.5)	3 468.8
Value added by operations	**7 385.8**	(12.4)	8 432.7
Income from investments and interest	**1 280.5**	0.1	1 279.1
TOTAL VALUE ADDED	**8 666.3**	(10.8)	9 711.6
Applied as follows to:			
Employees as salaries, wages and fringe benefits	**2 231.1**	(16.4)	1 916.5
The state as direct taxes	**1 936.4**	9.6	2 142.0
Royalty recipients	**598.0**	25.7	804.4
Providers of capital	**2 363.0**	1.5	2 327.9
Financing costs	**33.3**	(79.0)	18.6
Dividends	**2 329.7**	(0.9)	2 309.3
TOTAL VALUE DISTRIBUTED	**7 128.5**	(0.9)	7 190.8
Re-invested in the group	**1 537.8**	(39.0)	2 521.0
Amortisation and depreciation	**452.4**	(81.8)	248.8
Reserves retained	**1 085.4**	(52.2)	2 272.2
	8 666.3	(10.8)	9 711.8



2003
- ☐ Employer costs 25.8%
- ☐ Retained for future growth 17.7%
- Capital providers 27.3%
- ☐ Taxation and royalties 29.2%



2002
- ☐ Employer costs 19.7%
- ☐ Retained for future growth 26.0%
- Capital providers 24.0%
- ☐ Taxation and royalties 30.3%

Molten liqui[d] forming the hardest[,] heaviest and mos[t] valuable of metal[s]



154.046 OZ
PT KF0281
99.99
99.99
PT KF
153.686 OZ
KF0303



Financial review

Key indicators
- An appreciating rand impacts net profit
- Gross margin achieved of 43%
- Final dividend of 1 750 cents per share


4.94
6.08
6.40
7.68
10.16
9.06
FY98
FY99
FY00
FY01
FY02
FY03
Rand/dollar exchange rate achieved

The 2003 financial year was a solid one for Implats, despite the challenges posed by the strength of the South African rand. The gross operating margin for the group was a satisfactory 43%. Following a marginal decline last year, group net profit of R3.4 billion was 25% lower than the earnings for FY2002.

Results for the year

Although sales revenue remained steady in rand terms at R11.8 billion when compared to R11.9 billion the previous financial year, the US dollar amount was 10% up from $1.18 billion to $1.3 billion.

The major drivers, namely volumes, metal prices and the exchange rate, all had an impact on sales:

Volumes: Platinum sales rose 10% in the 2003 financial year while palladium and rhodium sales volumes were 4% and 17% higher respectively.

Metal prices: The average price received for platinum in the 2003 financial year was $597 per ounce, 23% more than that received the previous year while the average prices achieved for palladium and rhodium declined by 32% and 41% to $264 per ounce and $646 per ounce respectively. The increase in the dollar price of platinum offset the lower palladium and rhodium prices, with the average dollar price per platinum ounce sold at $935 compared to $934 per platinum ounce in FY2002.

Exchange rate: The stronger rand resulted in reduced rand prices received and an exchange rate variance of R1.3 billion was recorded relative to that of last year. The average rand price per platinum ounce sold in FY2003 was R8 471 per ounce compared to R9 489 per ounce the previous year, a decrease of 11%.

Exchange rate impact on profit before tax: The exchange rate transaction loss for the period amounted to R329 million for the year versus a gain of R131 million the previous year. Hence, the net variance was R460 million. The applicable exchange rate for the transaction of debtors/advances on 30 June 2003 was R7.52/$ compared to R10.32/$ on 30 June 2002, a fall of 27%.

Operating expenses

Total operating expenses increased by 18% to R6.78 billion compared to R5.76 billion the previous financial year mainly as a result of a 20% increase in PGM production. However, given the contribution by Impala Platinum to the company overall, unit cost per platinum ounce for the Impala lease area, which rose by 10.8% to R3 832, more truly represents the underlying performance of the company.

Contributions to earnings

Implats' income is derived from three distinct sources – mining operations, equity income from investments and Impala Refining Services (IRS).

- Mining operations – revenue is generated by operations owned and managed by Implats such as Impala Platinum, Crocodile River and Marula Platinum project (which is in the process of underground development). Margins for FY2003 were in the region of 50% for the Impala lease area, down from 59% for 2002. Crocodile River mine only reflects a mine-to-concentrate margin (the balance of the margin is reflected in IRS) which for FY2003 was negative 28%, as a consequence of the mining difficulties outlined in the company's interim results. In addition, Zimplats and Mimosa mine-to-concentrate margins are also reflected. Mimosa's margin reflects its position as the lowest cost primary platinum producer.
- Equity income – income is generated by those companies in which Implats has equity interests. This includes Lonplats, Aquarius Platinum and Two Rivers which has not yet come into production. In FY2003 equity income amounted to R679 million.



- IRS – income is generated by the processing of concentrate purchase and toll treatment. Margins here are substantially lower than in the mine-to-market model, reflecting the reduced risks involved and lower capital intensity. Margins recorded during the 2003 financial year were slightly lower than during the previous year.

Operating margins

(%)	2003	2002
Impala (ex-mine)	**49.8**	58.5
Barplats (Crocodile River)	**(28.2)**	27.3
Zimplats	**23.5**	–
Mimosa	**36.5**	–
Impala Refining Services	**16.9**	19.5
Implats	**42.6**	51.6



350
880
1 760
6 800
3 700
2 650
FY98
FY99
FY00
FY01
FY02
FY03

Dividend per share
(SA rand)

Impala Platinum's mining operations continue to be the major contributor to earnings, accounting for 75% of group net profit in FY2003, the same as in the previous year. Despite a 75% increase in platinum production through IRS this year, net profit from IRS decreased by 64% to R151 million. This represented 4% of group profit, compared to a contribution of 9% last year. The decline relates to a R232 million exchange transaction loss compared to a R104 million exchange gain in FY2002.

Crocodile River mine (Barplats), whose contribution was positive in FY2002, recorded a sharp fall in the period under review recording a net loss of R35 million.

The contribution by Zimplats/Makwiro rose substantially from a loss of R13 million to a profit of R46 million, accounting for almost 1.3% of group net profit as production increased.

Income earned from Implats' investment in the Lonplats group continues to make a significant contribution to group income. Although attributable income declined by 10% to R646 million, the contribution to group earnings increased to 19% from 16% last year. Dividends received from this investment for the period under review were R176 million (R515 million in FY2002). The reduced dividend payments are a result of Lonplats currently being in an intensive capital expansion phase and the smelter shut down in December 2002, which has negatively affected cash flows.

Aquarius Platinum (South Africa) increased its contribution substantially in the 2003 financial period with R33 million net profit to the group. This is compared to a negative contribution of R29 million in FY2002.

Contribution to net profit from the various companies

(R million)	2003	%	2002	%
Impala Platinum Ltd	**2 563**	**75.1**	3 382	73.8
Impala Refining Services Ltd	**151**	**4.4**	416	9.1
Barplats Investments Ltd	**(35)**	**(1.0)**	87	1.9
Lonplats (Western Platinum Ltd and Eastern Platinum Ltd)	**646**	**18.9**	717	15.6
ZCE Platinum Ltd (Mimosa)	**11**	**0.3**	22	0.5
Zimplats Ltd (Makwiro)	**46**	**1.3**	(13)	(0.3)
Aquarius Platinum (South Africa) (Pty) Ltd	**33**	**1.0**	(29)	(0.6)
Implats	**3 415**	**100.0**	4 582	100.0

In line with the attributable earnings stream, it should be noted that for FY2003, Implats had a total economic interest in about 1.9 million ounces of platinum and 3.6 million ounces of PGMs compared to 1.6 million ounces and 3 million ounces respectively in the 2002 financial year.

Financial review

Contribution to attributable production

(000oz)	2003 Platinum	2003 PGM	2002 Platinum	2002 PGM
Impala Platinum	**1 040**	**1 924**	1 025	1 895
IRS*	**633**	**1 238**	362	744
Lonplats (27%)	**206**	**399**	203	388
Total ounces in which Implats group has an economic interest	**1 879**	**3 561**	1 590	3 027
Less: Lonplats	**(206)**	**(399)**	(203)	(388)
Gross Implats production	**1 673**	**3 162**	1 387	2 639
Less: IRS metal returned to toll customers	**(252)**	**(467)**	(152)	(282)
Retained for sale by Implats group	**1 421**	**2 695**	1 235	2 357

* Lonplats material treated included in IRS production

Earnings per share

Headline earnings per share for the year declined by 25% to 5 140 cents. This compares with 6 877 cents per share for the previous financial year. There was a slight increase in the number of weighted shares in issue to 66.56 million shares.

Dividends

The total dividend proposed for the year is 2 650 cents per share, comprising an interim dividend per share of 900 cents which was paid in March 2003, and a final dividend per share of 1 750 cents. This is 28% lower than the total dividend declared and proposed in the last financial year of 3 700 cents a share.

Dividend cover remains at 1.9 times, which is in line with the board's stated dividend policy.





Exchange rate

The average rand/dollar exchange rate achieved for the 12 months to June 2003 was R9.06/$, 11% stronger than the average rate of R10.16/$ for the preceding 12 months. This was to Implats' disadvantage given that almost all of the group's earnings are generated in US dollars. Implats is generally unhedged with regard to currencies and metals.

Balance sheet, structure and cash flow

A strong balance sheet is maintained in order to meet working capital requirements and to provide internal funding for future capital projects. The group generated cash from operating activities of R2.6 billion ($286 million) during the financial year. This was sufficient to fund capital expenditure programmes, dividends and investments, and left a closing cash position of R2.3 billion ($308 million), down from R3.2 billion ($305 million) at the end of the previous financial year.

Implats continues to maintain a low gearing ratio and has substantial debt capacity. Consequently, the group's weighted average cost of capital (WACC) is not optimal. Project finance will be put in place to provide funding for the Marula Platinum project, and will improve the group's weighted average cost of capital.

Capital expenditure

Group capital expenditure amounted to R1 787 million ($198 million) in FY2003. Capital expenditure at the Impala Platinum lease area was R1 079 million ($120 million) compared to R1 009 million ($100 million) the previous year. This was largely accounted for by expenditure on the decline projects. An amount of R545 million ($60 million) was spent on Marula Platinum and R51 million ($6 million) on Crocodile River.



Strong *balance sheet* maintained to *meet working capital* requirements and to *provide internal funding* for future capital projects



The markets for Implats' major metals, platinum, palladium, rhodium and nickel, have had varying fortunes during the year under review. Platinum demand, driven by robust growth in the automotive sector and another solid year of Chinese jewellery demand, peaked at a record 7.0 million ounces in calendar 2002. With supply some 0.5 million ounces short of demand, a fourth consecutive year of deficits pushed the price to levels above $650 per ounce, and this despite tensions in the Middle East.

Palladium demand, on the other hand, contracted even further, with both automotive and electronic usage succumbing to the high prices of calendar years 2000/1. As anticipated, supply exceeded demand, leaving the market with a surplus of metal and forcing prices down. The impact of the take-over of Stillwater Mining Company by Norilsk Nickel is unknown, but early indications are that more metal is likely to come on to the market, capping any gains for the palladium price. This may be a deliberate strategy to encourage users back to the metal.

Excessive producer selling of rhodium exerted pressure on prices throughout the year, while nickel enjoyed a firm recovery on the back of strong demand and production shortfalls.


700
600
500
400
300
200
100
0
FY99
FY00
FY01
FY02
FY03
Free market platinum price
($/oz)

Platinum

The platinum market remained in deficit for the fourth consecutive calendar year in 2002. Strong demand from both the automotive and jewellery sectors outstripped supply, which saw the first significant contributions from the South African expansions.

Jewellery

Another surge in Chinese jewellery sales, combined with a stabilisation of Japanese purchases, resulted in platinum jewellery demand rebounding by 10% in 2002, to 2.85 million ounces.

In China, despite the rising price, demand increased by 15% to 1.5 million ounces, which is equivalent to Japanese demand at its peak. This demand continues to be driven by consumers' almost insatiable desire for the metal, aided by the broadening of the market base to cover most of the larger cities. Such is the allure of platinum in China, that its popularity is growing even in the southern part of the country, which has traditionally been a haven for yellow gold. The high and volatile price remains a problem for manufacturers as retailers are reluctant to raise prices in a very competitive and open market. While the bridal segment is expected to recover during the second half of the year, it is unlikely that self-purchases will do so to the same extent. Consequently, we expect demand to decline by around 10% this calendar year before resuming its historical growth trend in 2004.

In recession-bound Japan, sales of platinum jewellery declined by 15% on a piece basis to the lowest level in over a decade. This is not reflected in metal purchases by the industry, owing to the fact that in recent years manufacturers have supplemented their requirements from inventory and the recycling of stock. White gold continues to take market share from platinum in the lower price brackets, where the price differential makes it uncompetitive for manufacturers to produce in platinum.


3 000
2 500
2 000
1 500
1 000
500
0
1999
2000
2001
2002
2003
Jewellery demand –
(000oz)
☐ China Europe
☐ Other ☐ Japan
☐ North America

Platinum supply and demand

Calendar year (000oz)	**2003***	2002	2001	2000	1999
Demand					
Automobile	**2 460**	2 600	2 205	1 950	1 880
Jewellery	**2 670**	2 850	2 590	2 830	2 880
Industrial	**1 580**	1 550	1 545	1 485	1 340
Investment	**40**	70	90	(60)	180
Net demand	**6 750**	7 070	6 430	6 205	6 280
Supply					
South Africa	**4 655**	4 465	4 120	3 770	3 920
Russia	**800**	950	1 100	1 150	450
Other	**605**	595	495	400	695
Recycling	**575**	555	535	520	500
Net supply	**6 635**	6 565	6 250	5 840	5 565
(Deficit)	**(115)**	(505)	(180)	(365)	(715)

* Estimate



In the US, firm demand for platinum in the bridal sector coupled with modest inventory restocking, resulted in sales growing by 10%. In contrast, the weak economic climate resulted in fashion jewellery sales stagnating with retailers resorting to inventory replacement.

Automotive

Platinum consumption by the automotive industry increased by 18% in the 2002 calendar year to 2.6 million ounces. As was the case in 2001, the increase in demand was driven by a combination of continued strong growth in diesel vehicle sales, the imposition of and early adherence to stricter emission standards for motor vehicles, and the substitution of palladium-based systems by equivalently performing platinum systems.

In North America, despite the weak economic environment, light vehicle sales were once again sustained by incentives from the mainly cash-strapped US manufacturers. The significant decline in the palladium price since early 2001 has reduced the incentive for manufacturers to switch from palladium to platinum. Although many of the substitution programmes, which were launched in 2001 and implemented in 2002, have been slowed or stopped, others continued to the benefit of platinum. The imposition of the next set of US standards, US Federal Tier II and California LEVII, both of which take effect from 2004, have also bolstered demand, which rose by 30%.

Despite a 3% drop in Western European car sales, platinum demand increased by almost 10% to 930 000 ounces, mainly as a result of strong growth in diesel vehicle sales. Diesel vehicles benefit from being more fuel efficient, more economical to run and have the added bonus of producing less CO_2, which is linked to global warming. The impending Euro IV regulations, which will be introduced in 2005, have resulted in the early adoption of advanced catalyst systems, which further boosted demand.

Demand in the rest of the world, including Japan, rose by 20% to 585 000 ounces. The spread of legislation, coupled with the adoption of stricter standards were the main reasons behind the growth in demand. This region represents the area of greatest automotive sales and PGM growth potential.

Platinum demand is expected to fall below 2.5 million ounces in 2003, owing to a combination of the high platinum price and the intense competition between automakers that has kept cost reduction factors high on their list of priorities. However, this is likely to be only temporary as a period of steady growth is about to commence, driven by new and sharper emission reductions for both particulates and nitrogen oxides, for diesel engines.



3 000
2 500
2 000
1 500
1 000
500
0
1999
2000
2001
2002
2003

Automotive demand – *platinum (000oz)*
Europe □ Japan
□ North America ▤ Other

Palladium

It was a watershed year for palladium. For the first time in almost a decade Russian deliveries from inventory were not required by the market. Despite an almost 60% decrease in sales from Russia, strong declines in both the automotive and electrical sectors resulted in the market recording another year of surplus.

Palladium supply and demand

Calendar years (000oz)	**2003***	2002	2001	2000	1999
Demand					
Automobile	**4 340**	4 485	5 435	5 275	4 845
Electronics	**805**	950	1 425	2 160	1 990
Dental	**815**	760	720	820	1 110
Other	**650**	620	550	570	585
Net demand	**6 610**	6 815	8 130	8 825	8 530
Supply					
South Africa	**2 275**	2 175	1 985	1 830	1 915
Russia	**2 600**	1 900	4 500	5 200	5 500
Other	**1 390**	2 635	2 135	945	130
Recycling	**405**	350	300	255	210
Net Supply	**6 670**	7 060	8 920	8 230	7 755
Surplus/(Deficit)	**60**	245	790	(595)	(775)

* Estimate



1 200
1 000
800
600
400
200
0
FY99
FY00
FY01
FY02
FY03

Free market palladium price *($/oz)*


8 000
7 000
6 000
5 000
4 000
3 000
2 000
1 000
0
1999
2000
2001
2002
2003

Automotive demand by metal – autocatalysts
(000oz)
Platinum ☐ Palladium ☐ Rhodium

Market review

Automotive

The high palladium prices in 2000 and 2001 took their full toll on auto demand in 2002, as manufacturers worldwide both replaced palladium with platinum-based systems and thrifted existing palladium catalyst loadings. Consumption was further undermined by the growth of diesel car sales in Europe, which necessitated a move from palladium to platinum after-treatment technology. The cumulative effect was an 18% decrease in palladium usage by the automotive industry to 4.49 million ounces, the first decline in over a decade.

The further weakening of the palladium price in 2002 has changed automakers' plans for PGM use. There is now a clear trend towards substituting platinum for palladium. While this switch is economically justified and technically feasible, given the current price differential between platinum and palladium, it is occurring at a relatively slow rate as automotive companies are mindful of historical palladium prices of around $1 000 per ounce and of the behaviour of the Russians in withholding supplies from the market.


2 500
2 000
1 500
1 000
500
0
FY99
FY00
FY01
FY02
FY03

Free market rhodium price
($/oz)

Rhodium

Rhodium consumption increased by just over 1% in 2002 to 724 000 ounces, with growing demand from the automotive industry more than compensating for weaker industrial usage. The growth in automotive demand was fuelled primarily by the need for higher loadings in order to comply with the tighter emission legislation. However, producer selling resulted in the price almost halving during the reporting period.

Rhodium supply and demand

Calendar years (000oz)	**2003***	2002	2001	2000	1999
Demand					
Automobile	640	631	614	574	491
Other	95	93	100	98	84
Net demand	735	724	714	672	575
Supply					
South Africa	531	504	455	414	419
Russia	80	80	125	290	70
Other	40	35	26	20	26
Recycling	109	100	93	85	78
Net supply	760	719	699	809	593
Surplus/(Deficit)	25	(5)	(15)	137	18

* Estimate


12 000
10 000
8 000
6 000
4 000
2 000
0
FY99
FY00
FY01
FY02
FY03

Free market nickel price
($/oz)

Nickel

Strong demand from the stainless steel industry, which consumes some 70% of world nickel, was the hallmark of the nickel industry during the period under review. Weak demand from the western world was more than offset by surging consumption in China, which has been going through a period of unprecedented growth. With refined production constrained due to a combination of project delays and cut-backs, coupled with a shortage of stainless steel scrap, the nickel price increased to levels in excess of $7 666/tonne.

The prospects for nickel remain good in 2004 with further increases in stainless steel demand set to outpace nickel production growth.



Coveted for its
incomparable beauty,
rarity and **intrinsic value,**
the **ultimate adornment**



Mining operations – Impala Platinum



Location of operations
N
Harare
Makwiro Platinum
Zimbabwe
Great Dyke
Bulawayo
Mimosa Platinum Mine
Botswana
South Africa
Marula Platinum
Bushveld Complex
Impala Platinum
Rustenburg
Crocodile River
Impala Refineries
Johannesburg

Implats' five mining operations are Impala Platinum, Marula Platinum, Makwiro Platinum, Mimosa Platinum and the Crocodile River mine. The acquisition of an increased stake in Zimplats, which holds 70% of Makwiro Platinum mine, and the offer to minority shareholders – and hence control by Implats – was announced in late June 2003.

Impala Platinum

Key indicators

- Tonnes mined up by 6% to 15 029 million tonnes
- Platinum production increased to 1.04 million ounces
- PGM production rises to 1.924 million ounces
- Unit cost per platinum ounce up to R3 832
- Unit cost per PGM ounce rises to R2 072
- Unit cost per tonne mined increased by only 8% to R188

Impala Platinum, Implats' primary operating unit, comprises mining and processing operations on the Impala lease area located near the town of Rustenburg in South Africa's North West Province. The group's precious metals and base metals refineries are located near Springs in Gauteng. The Impala mining complex currently produces in the region of 1.0 to 1.1 million ounces of platinum (1.9 million ounces of PGMs per annum). The smelting facilities have the capacity to produce 2.0 million ounces of platinum (4.0 million ounces of PGMs) per annum, and once the Refineries' expansion has been completed, they too will have the capacity to process 2.0 million ounces of platinum.

Safety, health, environment and community

Safety and health: Safety and health continued to be key focus areas for the group, and this effort was rewarded as operational safety performance indicators continued their positive trend, particularly on the mining operations. In respect of the Lost Time Injury Frequency Rate (LTIFR) and the Reportable Injury Frequency Rate (RIFR), Impala has recorded the lowest ever rates, and this year the Fatal Injury Frequency Rate (FIFR) was at the lowest level in three years. This reflects the continued efforts in safety and health over the past two years.

Regrettably, however, eight employees died as a result of work-related accidents at Impala's mining operations during the financial year. A formal Root Cause Analysis (RCA) is conducted into each incident independently of any legal inquiries, and involves relevant technical experts as well as representatives of the union. Training records, standard procedures and risk management programmes are reviewed in light of the findings, and this analysis is made available to all company personnel.

In response to the falls of ground fatalities experienced in FY2002, revised support standards were introduced including the demarcation of ground control districts. This has been highly successful in reducing falls of ground, with only one significant fall of ground having been experienced since the implementation of this initiative in June 2002.

Following the external safety audits undertaken during FY2002, the implementation of the Du Pont SMAT system has been extended further. Some 260 people were trained in this auditing system during the year and, in late June 2003, the SMAT programme was relaunched under the brand of Tsiboga, which means "on the look out" in SeTswana. The emblem of the campaign is the meerkat, which embodies all of the characteristics needed to be safe and alert in the workplace. The current emphasis in the Tsiboga campaign is the supervisory level of the company, with the objective that every supervisor will conduct a formal audit on employees at work at least once a week.

On the occupational health front, noise-induced hearing loss remains the primary health challenge for Impala regarding underground employees and efforts to reduce this occupational hazard continue. Over



0.180
0.144
0.198
0.092
0.088
0.161
0.150
0.094
FY96
FY97
FY98
FY99
FY00
FY01
FY02
FY03

Fatality rate per million man hours – Impala Platinum



Prevent Fall of Ground Incidents!
Do proper entry examination

15 000 current employees and all new employees received baseline tests in addition to their annual audiometric screening during the past year. This will assist the company in assessing and limiting noise-induced hearing loss claims in the future. Pulmonary tuberculosis (TB) is still classified as an occupational disease in the South African mining industry. Of the total workforce of close on 28 400 people, 289 employees developed pulmonary TB during the year (260 diagnosed in FY2002). The increase can be attributed to improved tracing and diagnosis of employees who have been in contact with infectious TB patients and the fact that patients with HIV are at a higher risk of contracting TB.

Refineries turned in another sterling safety performance for the year, achieving a zero LTIFR rating for the second consecutive year and received their fifth successive NOSCAR award, which is awarded to companies that achieve more than 96% in an integrated health, safety and environmental system audit. Refineries were also included in the NOSA Top 100 list this year, with refineries personnel, Dr Lucas van den Berg being recognised as International Hygienist of the Year and International Occupational Medicine Practitioner of the Year, and Stephen Engelbrecht being nominated as Safety, Health and Environmental Manager of the Year. Refineries were also recognised as the Best Refinery for the Year by the Mine Metallurgical Managers Association, based on its zero LTIFR.

There have been no incidents of allergy to the complex salts of platinum (ACSOP) since 1998, which is the primary health threat at the refineries. There were also no cases of noise-induced hearing loss and, in line with current legislative requirements, baseline audiometric profiles have been established for all refineries employees.

HIV/AIDS: Impala continues to record successes in combatting HIV/AIDS. HIV test data collected by Impala Medical Services indicates that the levelling off of cases reported over the past two years has been maintained. The overall prevalence of HIV is estimated at 16%, which is below the prevalence levels reported for similar adult populations in the region and the country, and remains well below levels reported in other mining companies.

The company's integrated HIV/AIDS programme continues to be driven by the management and union-led HIV/AIDS task team. The programme includes educational and preventative measures for existing and new employees as well as surrounding communities. Other successful community programmes include work with traditional healers, sex workers and home-based care programmes. Impala also extended support to three local organisations to help care for AIDS orphans in the community. The company's voluntary counselling, testing and wellness programme was augmented by the provision of anti-retroviral therapy (ART) to employees and their dependants through the Impala Medical Plan.

Environment: A highlight of the year was the ISO 14001 certification of the entire Rustenburg operation following the largest-ever audit undertaken of a single mining entity. Refineries retained their certification.

Another significant environmental achievement was the commissioning of the R65 million ($6 million) Sulfacid™ plant at the company's smelter near Rustenburg. The plant, which will significantly reduce the levels of sulphur dioxide in smelter gas emissions, is an important element of Impala's air quality management programme.

Social investment: Social investment initiatives among the communities on and around Impala continued during the year under the auspices of the Impala Community Development Trust (ICDT). Some R11 million was disbursed by the ICDT on projects and initiatives associated with Impala Platinum.

Detailed discussions on Impala's safety, health, environment and community initiatives can be found in a separate report produced by the company on these issues.

Mining operations

Mining operations at Impala consist of 13 operational shaft systems, one decline in production and four decline projects currently under development, covering an area of some 250km².

During FY2003, tonnes mined increased by 5.9% to 15 029 million tonnes, from 14 196 million tonnes the previous year. This was a result of increased Merensky opencast mining operations, increased productivity and the placement of additional underground teams, and despite the loss of some 550 000 tonnes from industrial action (which shut down mining operations for 10 days in March 2003) and poor performance against plan from No 8 and No 11 shafts. Production was disrupted at No 11 shaft as a result of complex geological structures, while at No 8 shaft major faulting and a strike swing resulted in a


10.47
5.41
7.27
4.6
4.63
3.8
4.14
3.55
FY96
FY97
FY98
FY99
FY00
FY01
FY02
FY03

Reportable injury frequency rate per million man hours – Impala Platinum


29.40
20.50
21.23
10.91
12.64
8.54
8.58
5.94
FY96
FY97
FY98
FY99
FY00
FY01
FY02
FY03

Lost time injury frequency rate per million man hours – Impala Platinum



reduction in available ore reserves. Despite the fact that both shafts have in excess of 24 months ore reserves in place, these could not be accessed in time to achieve planned production levels. Much of this shortfall was made up by working additional shifts over weekends and public holidays in the last quarter (about 300 000 tonnes) and from increased production, particularly at Nos 1, 9 and 14 shafts.

Overall, the mining headgrade improved to 5.06 grams per tonne. Merensky underground headgrade rose by 5% but this was offset by lower grades from opencast tonnes mined and lower UG2 headgrade. The platinum content relative to PGMs has remained constant at 54.1%. Platinum production increased to 1.04 million ounces, while PGM production grew to 1.92 million ounces.

On-mine costs rose by 8% from R174 per tonne mined to R188 per tonne mined. On-mine cost per tonne milled increased by 13% as a result of the depletion of the live ore stockpile from the previous year. As a result, total costs per platinum ounce rose by 10.8% to R3 832, while unit costs per PGM ounce increased by 10.7%. This rise in unit costs is primarily attributable to the additional production shifts that were planned to recover production shortfalls as a result of the industrial action, higher than anticipated steel prices and the implementation of new support standards. The latter has had a significant impact on reducing falls of ground accidents.

Cash operating costs

The cash operating cost per ounce of refined platinum rose to R3 832, an increase of 10.8%. This is in excess of the inflation rate of 6.4% as measured by CPIX for the period July 2002 to June 2003. Following the strike in March 2003, extra shifts had to be worked to make up lost production, adding to costs. In terms of US dollars, production costs increased sharply with costs per ounce of refined platinum at $425, an increase of 25% on those of the previous financial year, as the rand strengthened against the US dollar.

Location map of the Impala lease area


Lease Ext.
N
12N#
12#
14#
Old existing first and second lease
11#
10#
E&F
9#
1#
1# Decl
☐ First and second generation shafts
New planned shafts (third generation)
☐ Decline Projects
☐ Anomalies and major faulting

Impala lease area – cash operating costs

		2003	2002	% change
per tonne milled	(R)	**265**	239	(10.9)
	($)	**29**	24	(20.8)
per PGM ounce	(R)	**2 072**	1 872	(10.7)
	($)	**230**	185	(24.3)
per platinum ounce	(R)	**3 832**	3 459	(10.8)
	($)	**425**	341	(24.6)

Planned 30-year production profile by shaft at Impala Platinum


Millions of tonnes mined
0
2
4
6
8
10
12
14
16
20#
17#
16#
Current shafts & declines
2004
2006
2008
2010
2012
2014
2016
2018
2020
2022
2024
2026
2028
2030
2032
☐ Shafts ☐ Opencast Merensky ☐ Opencast UG2 ☐ E&F block
16# 18# 20# ☐17# 19#



Comparative cost performances for the Impala lease area are calculated as the cost of mining, concentrating, smelting, refining, marketing and head office costs divided by the relevant platinum production units.

Mining projects

A number of mining projects are currently underway at a capital cost of some R4.4 billion of which R1.9 billion is still to be spent. These projects are aimed at maintaining production from the Impala lease area at a level of 1.0 to 1.1 million ounces of platinum per annum by extending the lives of existing shaft systems, and creating new access to deeper reserves. Impala's second generation shafts, which extend to about 800 metres below surface, are reaching the end of their lives with mining taking place at extremities, resulting in long lines of communication, more constrained logistics and shorter working face times. Two of the older shafts, No 2 shaft and No 5 shaft, will be closed within the next two years.

Declines: Impala's cost-effective and innovative decline projects encompass the development of a series of decline shaft systems below the current third generation shafts. One decline project, at No 10 shaft, has been completed and is in full production.

Shaft no	Reefs mined	Maximum production (m^2/month)	Total project capex (Rm)	Total capex remaining (Rm)	Life of shaft (years)
1	Merensky and UG2	45 000	886	182	26

Comprises a four level decline. Mining has commenced on the first two levels and development has commenced on the remaining two. The decline will be producing from all levels in FY2005.

Shaft no	Reefs mined	Maximum production (m^2/month)	Total project capex (Rm)	Total capex remaining (Rm)	Life of shaft (years)
11	Merensky and UG2	45 000	921	338	20

Comprises a four level decline. The first level is in full production. The decline has reached the bottom level and development has commenced on the third and fourth levels. This decline will be in full production by FY2005.

Shaft no	Reefs mined	Maximum production (m^2/month)	Total project capex (Rm)	Total capex remaining (Rm)	Life of shaft (years)
12 South	Merensky	30 000	824	367	10

Mechanised mining began in FY2003. Full production will be achieved in FY2004.

Shaft no	Reefs mined	Maximum production (m^2/month)	Total project capex (Rm)	Total capex remaining (Rm)	Life of shaft (years)
14	Merensky and UG2	45 000	1 754	1 049	25

This is a five level decline. The first level has been accessed and production will commence during FY2004. It is expected that one level will be established per year thereafter.

New shafts and developments: The 30-year plan is currently under review to optimise the utilisation of capital that has already been employed. Two new shafts systems remain under investigation, No 16 shaft and No 20 shaft. However, extensive feasibility studies are being undertaken to review and optimise these plans. Since both these shafts are likely to employ highly mechanised mining systems which are not currently extensively used at Impala, trials on these methods are currently being undertaken.



Mining operations – Impala Platinum



1 079
1 552
1 471
1 629
1 318
1 256
FY03
FY04
FY05
FY06
FY07
FY08

Capital expenditure
Impala Platinum
(Rm)

Following the successful implementation of the Merensky opencast areas in FY2002, opencast UG2 mining is scheduled to commence in FY2005. An application for the amendment of Impala's Environmental Management Programme Report (EMPR) for both the opencast mining and No 20 shaft is underway.

New technology: *Impala is pursuing a number of new technology initiatives, encompassing research and* development to improve safety and productivity in the short, medium and long term.

Trials of in-stope hangingwall suspended drill jigs that require reduced physical effort and less operator skill, and therefore facilitate a greater degree of multi-tasking, were successfully concluded during the year. The jigs also improve the accuracy of drilling and thus enable an increase of approximately 15% in advance per blast. Good progress has also been made with the development of in-stope roof bolters which form an integral part of the jig-based system. Initial implementation will take place within the next financial year.

Trials of low profile trackless equipment capable of operating in 1.6 metre mining widths were conducted at No 12 shaft. Further trials, involving extra low profile machines operating at a width of 1.2 metres, will be undertaken during the year ahead. It is hoped that the use of these machines will significantly reduce ore dilution.

Research and development of hard rock cutting technologies are receiving continued attention and a R28 million project has been initiated involving full-scale field trials of a narrow-reef continuous miner at No 6 shaft. Various collaborative research programmes continued with projects on borehole radar, ground penetrating radar and resistivity tomography looking particularly promising.

Human resources: For a number of years, Impala's unique Fixco process had delivered ongoing benefits in terms of productivity and cost efficiencies. In addition to the current Fixco initiatives aimed at improving both headgrade and face advance, the company has now introduced the Third Wave programme which looks at aspects such as continuous improvement, communication and other initiatives. This comprises an innovative initiative to unlock further productivity gains by reviewing aspects such as the structure of the employer/employee relationship.

The company experienced a 10-day site-wide work stoppage at the Rustenburg operations in March 2003. Initially the work-stoppage appeared to relate to a dispute in respect of funeral benefits, but this soon became a call for the payout of the employees' Provident Fund benefits. It became apparent that some

Impala lease area

		FY2003	FY2002	FY2001	FY2000	FY1999	FY1998
Tonnes milled	(000t)	**15 042**	14 850*	14 840	14 662	14 638	14 509
UG2 milled	(%)	**45.7**	53.6	49.6	50.6	48.1	45.9
Headgrade	(g/t 5PGM + Au)	**5.06**	5.05	4.90	4.97	5.31	5.17
Total cost per tonne milled	(R/t)	**265**	239	213	189	180	172
	($/t)	**29.4**	23.6	28.0	29.8	29.5	35.4
PGM refined production	(000oz)	**1 924**	1 895	1 877	1 913	1 978	1 960
Cost per PGM ounce refined	(R/oz)	**2 072**	1 872	1 685	1 445	1 329	1 275
	($/oz)	**230**	185	221	229	219	262
Cost per platinum ounce refined							
Total cost of operations	(R/oz)	**3 832**	3 459	3 156	2 711	2 471	2 369
	($/oz)	**425**	341	415	429	407	487
Net of revenue received							
for other metals	(R/oz)	**899**	(708)	(1 879)	(510)	617	1 144
	($/oz)	**100**	(70)	(247)	(81)	102	235
Capital expenditure	(Rm)	**1 079**	1 009	978	732	425	248
	($m)	**120**	100	129	116	70	51
Total Impala labour complement	(000)	**28.4**	27.9	28.0	28.3	28.7	29.5
Productivity	(m^2 per panel man)	**40.7**	40.2	40.7	39.6	40.5	39.6

* 650 000 tonnes ex-stockpile

The cost of mining, concentrating, smelting, refining, marketing, head office and insurance claim is expressed per unit.



employees were in debt and in need of immediate cash payments. This industrial action was both illegal and unprotected in terms of the country's Labour Relations Act, and was not supported by the majority union, the National Union of Mineworkers (NUM). Company management resisted resorting to a mass dismissal on the basis that this would lead to further, longer-term disruptions in both relationships and production, and instead worked with the NUM to persuade employees to return to work. Negotiations to work in shifts lost were successful, with about 55% of the lost production having been made up by the end of the financial year.

An extensive education and information campaign to assist both the new union representatives (elected after the work stoppage through a democratic process) and employees in general in respect of both financial planning and the benefits of the Provident Fund, was embarked upon. Assistance has also been provided to certain individuals in assisting them in overcoming personal debt.

Exploration: Twelve boreholes were drilled in the No 16 shaft block (the planned location of 16 shaft) to test seismic anomalies and to increase confidence in resource estimates, while seven boreholes were drilled at the No 20 shaft block. Further drilling is planned for the year ahead in the deeper portions of this block. Detailed 3D geological models have been developed for the No 16 shaft block and a similar exercise is underway for the No 20 shaft block.

In addition, 120 shallow boreholes were completed on Pits 6 to 8 of the Merensky opencast area, with a reserve of some 1.2 million tonnes now having been measured.

Mineral Processes

Mineral Processes comprises the group's concentrating and smelting operations, processing ore and concentrate from both Impala's own mining operations and Impala Refining Services (IRS).

The concentrator and smelting operations performed exceptionally well for the year, with gross platinum production rising to 1.72 million ounces platinum in smelter matte.

Concentrator: Tonnes milled for the year increased by 1.3% to 15 042 million tonnes, with 0.538 million tonnes from opencast mining. Metallurgical recoveries improved by close on 1%, with Merensky recoveries reaching an all-time high of 88.5%. The UG2 plant's performance continued to improve, with a 4% increase in plant availability as a result of engineering modifications undertaken during the year. Further process optimisation is planned for the year ahead.

The trial installation of a high energy flotation plant at the Impala tailings dam to treat current arising flotation tailings has continued to yield good results. A full-scale plant will be commissioned by December 2003 and has the potential to improve overall PGM recoveries by a further 0.5%.

Costs at the concentrator were largely driven by additional volumes, improved efficiencies and excessive steel and reagent cost increases. This resulted in a unit cost per tonne milled increase of 15%.

Smelter: The smelter delivered another record performance as increased capacity was more fully utilised through expanded IRS contracts and the opportunistic treatment of additional concentrates. The smelter complex produced 26 452 tonnes of convertor matte, an increase of 19% compared to production the previous year, with a record throughput of 1.72 million ounces of platinum, up 22% on last year.

The new R99 million ($10 million) concentrate drying plant was successfully commissioned during the second quarter as planned, thereby expanding smelter capacity to 2 million ounces per year. A R65 million ($6 million) Sulfacid™ plant, which has reduced sulphur dioxide emissions by 40% to less than 20 tonnes per day was commissioned in October 2002.

Cost control at the smelter was excellent with a decrease in year-on-year cost per ounce of platinum of 16%. This was largely a result of the increased production volumes.

In FY2004, further utilisation of the increased capacity is anticipated as new IRS contracts come on stream and new business opportunities come to fruition. Capital expenditure is expected to be lower, at R46 million. One of the most important capital projects scheduled for the smelter during the year ahead includes duct modifications for the Pierce Smith convertors, which is the next phase in decreasing sulphur dioxide emissions. A new matte granulation facility with enhanced security measures will also be commissioned.



Refineries

Impala's Refineries continued to perform well, operating in excess of reported capacity to accommodate increased production from IRS. Refined platinum production increased by 21%, with the higher volumes resulting in a decrease in gross costs per platinum ounce of 3%.

Additional staff have been recruited and trained in anticipation of the transition to a seven-day operation at the PMR in the latter half of 2003. This is in line with plans to increase capacity to allow for platinum production per annum of 2 million ounces.

The first phase of the Refineries expansion, undertaken at a cost of some R60 million, was successfully concluded during the year and enables processing capacity to increase to 1.65 million ounces of platinum (3.1 million ounces of PGMs).

Phase 2 of the current expansion programme is underway to increase capacity to 2.0 million ounces of platinum (and associated base and precious metals). This encompasses environmental compliance aspects of the operations in terms of both gaseous (scrubbing) systems and liquid (effluent) emissions. The design and feasibility studies for these will be completed in FY2004.

In line with this, capital expenditure at Refineries is expected to increase to R252 million during FY2004, following expenditure of some R79 million ($9 million) in FY2003.

In response to a scheduled change in the gas supply from the Pande gas fields in Mozambique, a hydrogen pipeline from Sasolburg to Springs has been approved by the relevant environmental authorities. The pipeline is currently being installed and will be commissioned in February 2004.

Research and development

Research and development at both Mineral Processes and Refineries continues to be driven by Impala's focus on process cost reduction and continuous efficiency improvements. This has delivered results, particularly at Refineries, where process improvements and secondary material recycling has considerably reduced the amount of material sent to external toll refiners. Research is being conducted in collaboration with several technology partners. Current processing projects include the application of high-energy flotation technology, flotation tailings re-treatment, cleaner flotation tailings recovery, ultra-fine grinding and smelting of concentrates with higher chromium grades. Research continues at the University of Cape Town into the nickel reduction process to improve both the quality and consistency achieved. Further research in conjunction with the University of Port Elizabeth is aimed at enhancing the performance of certain resin-based processes.

Outlook

Tonnes milled at Impala Platinum are planned to rise significantly in FY2004 (by as much as 6%) as a result of increased opencast mining, mechanisation activities at No 12 and No 14 shafts, and mining of "white areas" which were abandoned in the past. As a result, platinum production is estimated to rise to 1.075 million ounces. Combined with the productivity improvements anticipated as a result of various initiatives, cost increases are expected to be in line with local inflationary trends owing to anticipated increases in labour costs, contractor costs, and utility costs, and the full impact of the implementation of the ground control districts programme.

Impala Platinum operations (ex-mine) key statistics

		2003	2002	Var %
Mining sales	(Rm)	**8 877.5**	9 340.1	(5.0)
Platinum		**5 826.2**	5 067.8	15.0
Palladium		**1 220.9**	2 079.7	(41.3)
Rhodium		**936.2**	1 374.5	(31.9)
Nickel		**545.1**	433.2	25.8
Other		**349.1**	384.9	(9.3)
Mining operating expenses		**4 455.0**	3 875.9	(14.9)
On-mine operations		**2 824.3**	2 474.7	(14.1)
Concentrating and smelting		**624.9**	577.6	(8.2)
Refining		**312.3**	305.5	(2.2)
Other costs		**224.6**	188.5	(19.2)
Amortisation		**344.0**	207.0	(66.2)
Decrease in inventory		**124.9**	122.6	(1.9)
Profit from mining operations		4 422.5	5 464.2	(19.1)
Profit from metal purchased transactions		**14.3**	119.3	(88.0)
Metal purchase sales		**2 463.2**	2 143.1	14.9
– IRS		**2 459.8**	1 885.9	30.4
– Other		**3.4**	257.2	(98.7)
Metal purchase cost of sales		**2 448.9**	2 023.8	(21.0)
– IRS		**2 445.5**	1 878.5	(30.2)
– Other		**3.4**	145.3	97.7
Profit from operations		**4 436.8**	5 583.5	(20.5)
Gross margin ex-mine	(%)	**49.8**	58.5	
Sales volumes ex-mine				
Platinum	(000oz)	**1 080.0**	1 033.3	4.5
Palladium	(000oz)	**498.6**	516.8	(3.5)
Rhodium	(000oz)	**154.9**	127.8	21.2
Nickel	(000t)	**7.9**	7.6	3.9
Sales volumes metals purchased – IRS				
Platinum	(000oz)	**273.7**	185.6	47.5
Palladium	(000oz)	**179.5**	107.3	67.3
Rhodium	(000oz)	**35.3**	27.2	29.8
Nickel	(000t)	**3.7**	1.4	164.3
Sales volumes metals purchased – Other				
Platinum	(000oz)	**–**	19.4	(100)
Palladium	(000oz)	**–**	9.0	(100)
Rhodium	(000oz)	**0.2**	8.7	(97.7)
Prices achieved ex-mine				
Platinum	($/oz)	**596**	484	23.1
Palladium	($/oz)	**265**	401	(33.9)
Rhodium	($/oz)	**650**	1 094	(40.6)
Nickel	($/t)	**7 518**	5 679	32.4
Exchange rate achieved ex-mine	(R/$)	**9.11**	10.06	(9.4)
Production ex-mine				
Tonnes milled ex-mine	(000oz)	**15 042**	14 850	1.3
Platinum refined	(000oz)	**1 040.1**	1 025.3	1.4
Palladium refined	(000oz)	**477.6**	489.0	(2.3)
Rhodium refined	(000oz)	**134.3**	122.7	9.5
Nickel refined	(000t)	**8.0**	7.7	3.9
PGM refined production	(000oz)	**1 923.5**	1 894.5	1.5
Total cost				
per tonne milled	(R/t)	**265**	239	(10.9)
	($/t)	**29**	24	(20.8)
per PGM ounce refined	(R/oz)	**2 072**	1 872	(10.7)
	($/oz)	**230**	185	(24.3)
per platinum ounce refined	(R/oz)	**3 832**	3 459	(10.8)
	($/oz)	**425**	341	(24.6)
net of revenue received for other metals	(R/oz)	**899**	(708)	(227.0)
	($/oz)	**100**	(70)	(242.9)
Capital expenditure	(Rm)	**1 079**	1 009	(6.9)
	($m)	**120**	100	(20.2)

Marula Platinum

Key indicators

- BEE components being finalised
- On-reef decline development slightly behind schedule
- 163 000 tonne stockpile on hand
- Concentrator commissioning planned for February 2004
- Exploration results confirm knowledge of orebody

The Marula Platinum mine is located on the eastern limb of the Bushveld Complex in South Africa's Limpopo Province. The concentrator is currently under construction and, at full production of Phase 1 in FY2005, the mine will produce 100 000 ounces of platinum (270 000 ounces of PGMs) per annum. Phase 2 of the project could see production increasing to 190 000 ounces platinum per annum.

Marula Platinum, which has a life-of-mine concentrate offtake agreement with IRS, is managed by a small core Implats team, with the development, mining, concentrator operations and associated services outsourced to contractors.

Safety, health, environment and community

Safety and health: Safety is a priority for the construction and mining teams. The LTIFR for the complete site was 2.4, with the construction teams achieving a creditable 1.3. The mining team has operated for 18 months with only five lost time injuries of low severity.

A behavioural safety campaign named after the meerkat, Matsepane, along the lines of the one introduced at Impala Platinum, has yielded good results. In terms of occupational health, Marula Platinum complies with the standards set out in the Mines Health and Safety Act.

The Marula social affairs team has worked closely with the local health authorities, contractors and the local community to promote HIV/AIDS awareness in the area. AIDS test kits have been supplied to local clinics.

Environment: All environmental permitting required for the site has been completed, and plans are in place to implement environmental management systems in line with ISO 14001.

Community: Social investment initiatives within the community in and around Marula Platinum continued during the year under the auspices of the Impala Community Development Trust. Some R900 000 was invested in projects associated with Marula Platinum. Several enterprise development forums were held to promote local entrepreneurial skills with a significant degree of success. Specific emphasis has been placed on the development and upliftment of local businesses with Marula Platinum providing mentorship and training.

Detailed discussions on the safety, health, environment and community initiatives can be found in an annual report produced by the company on these issues.

20% stake *in the* project *for* black economic empowerment

Black economic empowerment

Since inception, Marula Platinum has set aside a 20% stake in the project for black economic empowerment (BEE) and the formal agreements and fund-raising for the empowerment components are currently being finalised.

The Heads of Agreement between Implats and Mmakau Mining, a black-owned and managed company, was signed at the beginning of May 2003. Following extensive interaction with local and provincial authorities, the 10% community stake has been allocated equally to a Community Trust for the immediate Marula community and to direct investors in the project, such as community groupings and local business interests from the Sekhukune region of the Limpopo Province. It is envisaged that the various agreements will be concluded by the end of the next financial year.

To maximise the benefit to the community even further, preference is given to local contractors and suppliers of goods and services. In fact, Marula Platinum has placed R110 million ($14 million) worth of orders with BEE companies in and around the area. Significantly, a local BEE-owned transport company has been awarded a R21 million contract to transport concentrate from Marula Platinum to IRS in Rustenburg.



Earth-cleansing technology born of man's need, platinum magic



Mining operations – Marula Platinum

Key statistics – Marula Platinum

Mineral reserves	UG2	50.7 million tonnes
Mineral resource	Merensky	49.4 million tonnes
	UG2	27.6 million tonnes
Life-of-mine	Phase 1	22 years
Planned refined production	Phase 1	100 000 platinum ounces per annum
		270 000 PGM ounces per annum
	Phase 2	90 000 platinum ounces per annum
		240 000 PGM ounces per annum
	Total	190 000 platinum ounces per annum
		510 000 PGM ounces per annum
Capital expenditure	Phase 1	R1.4 billion
Key dates	Underground development	Q3, FY2003
	Production start-up	Q3, FY2004
	Full production (Phase 1)	Q1, FY2005
Job creation	At full production (Phase 1)	1 200
	At peak construction	2 000

Marula Platinum *is in a* pre-production phase

Mining operations

In Phase 1, mining will commence on the UG2 reef at a rate of 190 000 tonnes milled per month or 100 000 platinum ounces per year. The orebody will be accessed via two decline systems, Clapham and Driekop, situated 1.3 km apart, and accessing a depth of 600 metres. The declines are being sunk on reef from the outcrop, at a minor dip of 9.5 degrees, with three portal entries for each decline.

Sinking at both declines has progressed and stoping has begun at Clapham while at Driekop, the initial development in preparation for stoping later in FY2004 has started.

Despite slower than planned development build-up at the Clapham and Driekop declines as a result of poor hangingwall conditions and potholes, the build-up of the reef stockpile will allow commissioning of the concentrator to commence in the first quarter of FY2004 as planned.

Exploration: Further investigative and infill drilling has confirmed the original understanding of the orebody (both Merensky and UG2) and increased the geological database in those areas of the property where the orebody is deeper than 600 metres.

Exploration drilling was specifically aimed at providing information ahead of on-reef development in the build-up phase. This will continue during FY2004. An added emphasis will be to generate an adequate geological understanding of the areas to be included in Phase 2.

Processing

Construction of the concentrator is on track. The earthworks, civil and mechanical phases of the concentrator are complete with the piping, electrical and instrumentation phases currently at their peak. The construction workforce has started to tail off in anticipation of the commissioning teams establishing on site towards the end of the year.

Infrastructure development

Significant infrastructure development was required in the establishment of the mine. During the year, secondary roads to the shafts and metallurgical plants were completed, an Eskom power supply has been established, a bulk water supply from the Lebalelo Water Scheme has been commissioned, a bio-filter sewage treatment work has been installed and a central office and shaft offices, workshops, clinics, change house, and a lamproom/crush have been established.

Outlook

The first half of the year will focus on the completion and commissioning of the plant followed by the ramping up of production from the underground operations in the latter half of the year.



Crocodile River

Key indicators

- Disappointing operational results as mining changed from opencast to underground operations
- Safety performance remains good
- Concentrator recoveries above 70%
- Various options being investigated

Crocodile River mine is located on the eastern portion of the western limb of the Bushveld Complex, near the town of Brits in South Africa's North West Province. The mine is wholly-owned by Barplats Investments Limited, of which Implats holds 83%. Barplats is listed on the JSE Securities Exchange.

Crocodile River mine is managed by a small core team, with contractors undertaking the mining and processing functions. Concentrator matte is transported to Impala Refining Services (IRS) with which Crocodile River has a life-of-mine concentrate offtake agreement.

Safety, health, environment and community

Safety and health: Safety performance at the Crocodile River mine was again satisfactory with zero fatalities and a LTIFR of 3.22 for the year. This is particularly commendable in view of the sometimes dangerous hangingwall conditions that were encountered in the process of mining at the Maroelabult section. The Crocodile River mine has adopted many of the safety initiatives undertaken by Impala including the continuous risk assessment, the SMAT process, the Five Platinum Rules and the fall of ground campaign.

Barplats' HIV/AIDS policy is based on the Impala Platinum policy and was signed and accepted by all relevant role players.

Environment: On the environmental front, rehabilitation of opencast workings is continuing with 74% of the rehabilitation at Pit 1 complete and 66% of Pit 2 complete. Total rehabilitation is expected to be completed by the last quarter of 2003. Rehabilitation of the Krokodildrift boxcut has also been completed.

The Environmental Forum with Interested and Affected Parties has continued. It is planned to implement the ISO 14001 guidelines as a basis for the environmental management systems in the forthcoming year.

Detailed discussions on Impala's safety, health, environment and community initiatives can be found in an annual report produced by the company on these issues.



2.87
3.22
0.35
0.99
2002
2003

LTIFR – year-on-year comparison
LTIFR
☐ Shifts lost/1 000

Mining operations

Operating performance during the year was extremely disappointing, as mining changed from primarily an opencast operation to an underground operation. Although it appeared that targets were initially being achieved in the first quarter of FY2003, difficult and sometimes dangerous mining conditions were encountered at the Maroelabult underground mine, severely hampering production. Specifically, the factors that had an impact on efficiencies included the introduction of shorter panels to maintain the integrity of the hangingwall, the inefficiency of the mechanised equipment on the relatively steep dips, the lower than expected mining contractor efficiencies and the undulating reef horizon. The latter had the effect of locally increasing the inclination above the projected average dip of 18°, further reducing the effectiveness of the low profile equipment and creating excessive grade dilution.

The situation was exacerbated by the unexpected poor ground surrounding an anticipated dyke which halted production in one area for three months. Although the reef horizon has now been exposed below the dyke, ground conditions are still such that mechanised mining using wider panel lengths cannot be productively or safely employed.

As a result, tonnes mined decreased by 37.6% to 472 000 tonnes and costs rose by 1.0% to R152.9 million. Consequently, total platinum production in concentrate decreased to 24 500 ounces (48 800 ounces PGMs), 37.3% lower than the previous year. Another direct impact resulting from the low volumes is that unit costs increased by 62% to R324 per tonne milled compared to those of the previous year.



Various alternative mining plans were evaluated to overcome the problems experienced, with the optimal proving to be a hybrid mining method using labour intensive breast mining in stoping activities, combined with mechanised on-reef development. Hangingwall conditions are found to be improved with the use of pre-stressed mine poles in the panels, while the run-of-mine grade has improved due to the reduced stoping width. However, even utilising this optimal mining method has not increased the production profile to the initial project target levels of 75 000 tonnes per month from the Maroelabult area, while costs have increased significantly.

Capital expenditure for the year amounted to R51 million ($6 million).

Exploration: First phase exploration was conducted on the Krokodildrift area as part of the efforts to expand mining operations beyond the Maroelabult area. A total of 21 boreholes were drilled, of which eight failed to intersect the UG2 Chromitite layer. Drilling results indicated that the resource block is far more faulted than anticipated and the dip is steeper than in adjacent areas. A box cut was excavated and three 20 tonne bulk samples were taken at various depths for metallurgical testwork, The results achieved have not been encouraging. Further exploration at Krokodildrift is not warranted at this stage.

During the period, the Zandfontein area was dewatered and trial mining commenced. It is clear though that this will require additional capital expenditure.

Processing

During the past financial year, the concentrator availability was good despite the shortage of run-of-mine tonnage that resulted in poor plant utilization. Milled tonnes decreased to 472 000 tonnes for the year. As from March 2003, the plant received exclusively underground ore, with opencast material to the concentrator being replaced by underground ore from Zandfontein and Maroelabult. The dense media separation plant, which was previously planned for installation during the coming year for the treatment of underground ore, is unlikely to be commissioned in the next financial year as throughput rates will not exceed current plant capacity.

Concentrator recoveries were also good, in the region of 70.6%, despite a lower than planned headgrade of 2.80g/t. Recoveries were fairly stable throughout the year with a slight increase in overall recovery being partially attributed to the changeover of the primary ball mill from grate discharge to an overflow mill. This has also reduced ball wear rates in the mill with a concomitant reduction in operating costs.

The bulk of capital expenditure over the past year was on the tailings dam complex where a number of separate deposit areas have been merged together to facilitate the easier and more stable operation associated with a single dam. Re-processing of tailings dam material is ongoing, with 946 000 tonnes having been retreated through the slimes circuit. Monthly PGM recovery from this source is about 15.4% and re-processing remains financially viable despite current metal prices and exchange rates. Re-processed tailings are expected to be available until December 2004.

Key statistics – Crocodile River

Mineral resources	121.5 million tonnes UG2
Current production	471 978 tonnes milled
No of employees, including contractors	924

Outlook

Even with an optimal plan in place, in current market conditions (PGM prices and the rand/dollar exchange rate), the mine is likely to remain unprofitable. Various options are currently being examined to maximise this investment.

A separate, more detailed report on Barplats Investments Limited is available on request. Contact details to request a copy are provided on page 144.

Barplats key statistics

		2003	2002	Var %
Sales	(Rm)	**154.6**	265.8	(41.8)
Platinum		**118.5**	164.6	(28.0)
Palladium		**22.9**	52.5	(56.4)
Rhodium		**15.5**	38.4	(59.6)
Nickel		**1.9**	2.3	(17.4)
Other metals including penalties		**(4.2)**	8.0	(152.5)
Total operating expenses		**198.2**	193.2	(2.6)
Mining operations		**100.0**	92.8	(7.8)
Concentrating operations		**44.5**	50.2	11.4
Other costs		**8.4**	8.4	–
Amortisation		**45.3**	41.8	(8.4)
Profit from operations		**(43.6)**	72.6	(160.1)
Intercompany adjustment*		**11.1**	31.8	
Profit from operations in Implats group		**(32.5)**	104.4	
Gross margin	(%)	**(28.2)**	27.3	
* Adjustment note: The adjustment relates to sales from Barplats to the Implats group which at year end were still in the pipeline.				
Sales volumes in concentrate				
Platinum	(000oz)	**24.5**	39.1	(37.3)
Palladium	(000oz)	**11.0**	17.3	(36.4)
Rhodium	(000oz)	**3.9**	6.1	(36.1)
Nickel	(t)	**37.1**	50.1	(26.0)
Prices achieved in concentrate				
Platinum	($/oz)	**513**	410	25.1
Palladium	($/oz)	**213**	298	(28.5)
Rhodium	($/oz)	**426**	595	(28.4)
Nickel	($/t)	**5 443**	4 370	24.6
Exchange rate achieved ex-mine	(R/$)	**9.46**	10.28	(8.0)
Production				
Tonnes milled ex-mine	(000t)	**472**	757	(37.6)
Platinum in concentrate	(000oz)	**24.5**	39.1	(37.3)
Palladium in concentrate	(000oz)	**11.0**	17.3	(36.4)
Rhodium in concentrate	(000oz)	**3.9**	6.1	(36.1)
Nickel in concentrate	(t)	**37.1**	50.1	(25.9)
PGM in concentrate	(000oz)	**48.8**	75.9	(35.7)
Total cost				
per tonne milled	(R/t)	**324**	200	(62.0)
	($/t)	**36**	20	(80.0)
per PGM ounce in concentrate	(R/oz)	**3 134**	1 994	(57.2)
	($/oz)	**347**	197	(76.1)
per platinum ounce in concentrate	(R/oz)	**6 242**	3 871	(61.3)
	($/oz)	**692**	382	(81.2)
Capital expenditure	(Rm)	**51**	69	(26.0)
	($m)	**6**	7	14.2



Mining operations – Zimplats/Makwiro

Zimplats underground reserves


N
To Harare
SMC
Selous
To Chegutu
Position of Main Sulphide Zone
Position of Main Sulphide Zone
Inferred
Reserve

Zimplats/Makwiro

Key indicators

- Implats increases stake to 50.53% and makes an offer to Zimplats minorities
- 15% allocated for Zimbabwean indigenisation
- Project on track and within budget
- 82 000 ounces platinum in concentrate (185 000 ounces PGMs) produced during FY2003
- Underground trial mine established, bankable feasibility study expected by December 2003
- Significant expansion and exploration potential

In August 2002, Implats acquired an additional 21% stake in Zimplats from Aurion Gold at a cost of R209 million. At the end of June 2003, Implats made an offer to Zimplats minority shareholders for the purchase of all their shares in Zimplats and acquired the 14.82% held by Absa Bank in Zimplats.

Zimplats, which is listed on the Australian Stock Exchange, holds a 70% stake in Makwiro Platinum Mines, located on the Great Dyke in Zimbabwe. Implats also holds a direct 30% interest in Makwiro. Makwiro comprises the Ngezi opencast mine and the Selous Metallurgical Complex. The PGM matte is transported to South Africa and processed in terms of an existing long-term agreement with Impala Refining Services (IRS).

Safety, health, environment and community

Safety, health and HIV/AIDS: Safety has been an issue of concern at Makwiro, particularly regarding the Ngezi mining operation. Regrettably, three fatal accidents occurred during the year. Two of these deaths were related to a single accident when a contractor company had a welding accident.

Significant attention has been focused on improving safety, with a risk analysis of all operations now complete. All employees undergo safety and health training on engagement and both internal and external auditing systems are being implemented.

HIV/AIDS is a challenge in Zimbabwe as it is throughout southern Africa. This is being addressed by the company via a strategy that includes education and training as well as a wellness programme.

Environment: Environmental rehabilitation is important, particularly at the opencast mining site. During the year under review, top soil was stockpiled, and expert advice sought on the correct vegetation. Rehabilitation of the mined out areas will commence in FY2004. Compliance with all local legal environmental requirements has been achieved. Makwiro aims to achieve ISO 14001 certification by December 2004.

Community: The Zimplats Chairman's Fund has provided considerable support to local communities during the year, with a focus on projects relating to health, education, sport and self-help projects. The company has also created 1 500 new jobs in an area where there is a high level of unemployment, 600 by the company directly and 900 by contractors.

Mining operations

Mining operations at Makwiro comprise the Ngezi opencast mine and the Ngezi trial underground operation, located 160 kilometres south-west of Harare. The opencast operation reached steady-state production in the first quarter of FY2003, with 2.0 million reef tonnes mined in FY2003. The abrasiveness of the rock affected equipment availability, but with improved blasting techniques this issue has been largely resolved. The targeted head-grade of 3.36g/t 4E has not been achieved but a steady improvement in grade control over the past 12 months has resulted in the mine sustaining a head-grade of 3.25g/t 4E. The average head-grade for FY2003 was 3.19g/t 4E with further improvements expected in FY2004.

Total costs were relatively well-contained, given the hyper-inflationary environment in Zimbabwe, at \$24 per tonne (R222) in this first year of production. The company benefitted from competitive fuel prices for much of the year, but with the shortage of foreign currency in Zimbabwe, it was obliged to import 100% of its fuel requirements in the final quarter of the year.

Zimplats/Makwiro key statistics

		Attributable to Implats (10 months to June 2003)	FY2003
Sales	(Rm)	536.6	649.8
Platinum		305.7	355.4
Palladium		110.5	137.6
Rhodium		28.5	34.9
Nickel		60.5	70.1
Other		31.4	51.8
Total operating expenses		410.4	482.4
Mining operations		276.1	323.8
Concentrating operations		88.9	106.6
Amortisation		51.4	58.0
(Increase)/decrease in inventory		(6.0)	(6.0)
Profit from operations		126.2	167.4
Intercompany adjustment*		(15.6)	
Profit from operations in Implats group		110.6	
Gross margin	(%)	23.5	25.8
* Adjustment note: The adjustment relates to sales from Makwiro to the Implats group which at year end was still in the pipeline.			
Sales volumes in concentrate			
Platinum	(000oz)	68.0	80.2
Palladium	(000oz)	59.3	70.0
Rhodium	(000oz)	6.4	7.5
Nickel	(t)	1 150	1 349
Prices achieved in concentrate			
Platinum	($/oz)	507	500
Palladium	($/oz)	210	222
Rhodium	($/oz)	504	526
Nickel	($/t)	5 924	5 858
Exchange rate achieved ex-mine	(R/$)	8.87	9.09
Production			
Tonnes milled ex-mine	(000t)	1 591	1 937
Platinum in concentrate	(000oz)	69.1	82.4
Palladium in concentrate	(000oz)	58.8	70.5
Rhodium in concentrate	(000oz)	6.4	7.6
PGM in concentrate	(000oz)	149.0	185.2
Total cost			
per tonne milled	(R/t)	229	222
	($/t)	26	24
per PGM ounce in concentrate	(R/oz)	2 450	2 324
	($/oz)	276	256
per platinum ounce in concentrate	(R/oz)	5 282	5 223
	($/oz)	595	574
Capital expenditure	(Rm)	25.1	27.3
	($m)	2.8	3.0



Good progress has been made with the establishment of the mechanised underground trial mine. Initial support difficulties relating to the condition and profile of the hangingwall and consequent dilution have largely been overcome. Identification of reef and grade control have improved steadily with grades in excess of 3.4g/t 4E PGM achieved. In proving up the viability of underground mining at Ngezi, it is planned during the first half of FY2004 to increase tonnes mined to 20 000 per month.

Exploration: *Significant opportunities exist for expansion elsewhere on the Great Dyke.* Implats' interest in Zimplats will enable it to co-ordinate future exploration activity in the region.

Processing

The build-up to full capacity at the concentrator was not without its problems, however, 1.9 million tonnes was milled at a recovery rate of 81.8%. Production during the first three quarters of FY2003 was hampered by the unavailability of the plant, caused mainly by the failure of the semi-autogenous mill liner. The resulting stop-start nature of the operation had a negative impact on recoveries, as did the lower headgrade and the processing of some oxidised material. These problems have been largely addressed and it is anticipated that the plant should operate at near capacity during FY2004, and that recoveries should rise to the 85% level.

Smelter in concentrate: The smelter operated well during FY2003 with production output of just over 82 000 ounces of platinum in concentrate (185 000 PGM ounces) at a recovery rate of 99.3%. Regrettably, a furnace breakout in July 2003 has put that facility out of commission for approximately two months. Provided there are no incidents during the start-up phase, it is anticipated that all stockpiled concentrate will be processed by December 2003. Concentrator and smelting costs for processing a tonne of ore were $6.38.

Key statistics

Ore reserves		343.7 million tonnes MSZ
Mineral resource		2 494.1 million tonnes MSZ
Life-of-mine		20 years
Current refined production		72 000 platinum ounces per annum
		156 000 PGM ounces per annum
Planned refined production		90 000 platinum ounces per annum
		180 000 PGM ounces per annum
Capital expenditure	FY2003	$3 million
	FY2004	$6 million
Key dates	Full production	FY2005
Job creation	At full production	1 500

Outlook

The Ngezi mine is expected to reach full production of 90 000 ounces of platinum (180 000 ounces of PGMs) in FY2005.

Zimplats' proposed expansion is to take place in a phased approach, with incremental growth to 400 000 ounces of platinum per annum. A scoping study regarding the exploitation of reserves was completed in January 2003 and a bankable feasibility study for Phase 1 is due for completion by December 2003. At this stage, Phase 1 envisages a combined opencast and underground operation producing 3.2 million tonnes per annum, with a 1.5 million tonne per annum concentrator located at Ngezi. This would result in the production of approximately 150 000 ounces of platinum or more than 300 000 ounces of PGMs per annum. The first metal would be scheduled for delivery just 18 months after project commencement. The proposed development is dependent on the approval of the bankable feasibility study and a third party review, as well as an acceptable period of steady-state operation for the trial underground mine.

Capital expenditure over the next five years (excluding expansion opportunities) will be in the region of R90 million ($12 million).



Mimosa Platinum

Key indicators

- 36 000 ounces platinum in concentrate (63 000 ounces of PGMs)
- Full production by September 2003
- One of the most productive and lowest cost mines in the world
- 1 000 jobs to be created by expansion to 65 000 ounces of platinum

Mimosa Platinum is wholly-owned by ZCE Platinum, a Mauritius-based company, which is jointly (50:50) held by Implats and Aquarius Platinum Limited. This follows the acquisition of an additional 15% stake by Implats in July 2002. Mimosa is situated on the Great Dyke in Zimbabwe, on the Wedza Geological Complex. The mine is currently ramping up production to 65 000 ounces of platinum (140 000 ounces of PGMs) per annum, with full production expected to be reached by September 2003.

Mimosa has a life-of-mine concentrate offtake agreement with Impala Refining Services (IRS).

Indigenisation programme

In line with Zimbabwe's indigenisation programme, Implats and Aquarius are in discussions with a business grouping for the sale of 15% of Mimosa at a market-related price. Further information will be made available as these discussions progress.

Safety, health, environment and community

Safety and health: A large influx of new employees and contract workers during the expansion project resulted in a five-fold increase in personnel. Regrettably this led to a deterioration in safety and one fatal accident occurred involving a contractor during this period. Renewed emphasis has been placed on safety, particularly in respect of induction programmes, hazard identification, risk assessment and ongoing safety awareness and training. Major improvements have been noted in the latter part of the year. Mimosa achieved NOSA 4-platinum star status during the year.

Environment: The NOSA 4-platinum star rating includes environmental auditing in line with ISO 14001 standards, and Mimosa's status in terms of this new system is in acknowledgement of the accredited and fully integrated system incorporating health, safety and the environment which has been implemented. Major environmental challenges during the year were concentrator spills as a result of power load shedding by the public utility. These have now been overcome.

Community: The expansion has created 1 000 additional jobs, bringing the employment complement to 1 459 employees.

Mining operations

Mimosa has changed its year-end to June to coincide with the reporting periods of both Aquarius Platinum and Implats.

An expansion programme currently underway will increase production from the original base level of 15 000 ounces of platinum per annum (30 000 ounces of PGMs) to 65 000 platinum ounces (140 000 ounces PGMs) per annum.

Mining at Mimosa has proven the ability of mining companies to extract platinum effectively from the Great Dyke. Mining extends to a maximum depth of 200 metres on the well-defined orebody. Mining development downdip as a result of expansion requirements, has progressed ahead of schedule allowing the early placement of trained teams.

A major challenge has been the training of new underground employees to meet production expectations, with a newly established underground training school focusing on production techniques, safety and work cycles.

In line with the expansion, tonnes milled rose to 755 000 tonnes for the year, producing 36 000 ounces of platinum and 63 000 ounces of PGMs.

Costs were well contained given the hyper-inflationary conditions prevalent in Zimbabwe with operating costs rising to $24 per tonne. The major components of costs continue to be labour, LHD equipment,



South Hill Deposit MSZ Mineral resources


N

☐ Mined out areas
☐ Measured Mineral Resources
Indicated Mineral Resources
Inferred Mineral Resources
Boreholes

maintenance, reagents, power and drilling expenses. Fuel and power costs are likely to increase during the year ahead as these are now being paid for in US dollars. Capital expenditure on ongoing mining operations amounted to $1.4 million during the year, primarily on conveyor belt extensions and drilling equipment. Expansion capex amounted to $8.8 million and the forecast final capital cost for the project is expected to be $38.4 million. Operational capital expenditure for the upcoming year is forecast at $8.8 million. Major items for expenditure are insurance, spares for the new plant, replacement LHDs and additional employee housing. The remaining expansion expenditure is expected to amount to $2.4 million during the year.

Monthly rates of productivity	Oct 2002 – March 2003 (monthly average)	June 2003
Mining production team centares/man	32	40
Total mining centares/man	16	18
Mining team tonnes/man	186	241
Total mining tonnes/man	92	107

Exploration: Further drilling will be undertaken during FY2004 to confirm geological features ahead of the current workings and elsewhere on the claims area. The latter drilling represents the first phase of exploration required for potential future expansion.

Processing: Hot commissioning of the new plant commenced in November 2002, two months ahead of schedule, with the first concentrate from the expansion shipped to IRS in November 2002. Although initial recoveries were lower than expected, these rose to a more acceptable 75% by year-end. The final concentrate is transported by road to Mineral Processes in Rustenburg, in terms of the agreement with IRS.

Key statistics

Ore reserves	8.6 million tonnes MSZ
Mineral resource	153.7 million tonnes MSZ
Life-of-mine	+50 years
Current refined production	24 000 platinum ounces per annum
	47 000 PGM ounces per annum
Planned refined production	65 000 platinum ounces per annum
	140 000 PGM ounces per annum
Key dates	FY2004 – Full production
Job creation	1 459 – At full production

Outlook

The ramp-up of production should be completed by December 2003. It is expected that Mimosa will produce 65 000 ounces of platinum (140 000 ounces of PGMs) in FY2004.

In the longer term, Mimosa could increase production still further. A feasibility study will commence in FY2004, pending the outcome of drilling results from the exploration programme.

Mimosa Platinum key statistics

		Attributable to Implats (FY2003)
Sales	(Rm)	159.5
Total operating expenses		101.3
Operating costs		101.7
Amortisation		11.7
(Increase)/decrease in inventory		(11.5)
Profit from operations		58.2
Intercompany adjustment*		(33.3)
Profit from operations in Implats group		24.9
Gross margin	(%)	36.5
* Adjustment note: The adjustment relates to sales from Mimosa to the Implats group which at year end was still in the pipeline.		
Exchange rate achieved ex-mine	(R/$)	9.09
Production		
Tonnes milled ex-mine	(000t)	378
Platinum in concentrate	(000oz)	18.0
Palladium in concentrate	(000oz)	12.7
Rhodium in concentrate	(000oz)	1.4
Nickel in concentrate	(t)	413
PGM in concentrate	(000 oz)	31.6
Total cost (excluding treatment charges)		
per tonne milled	(R/t)	222
	($/t)	24
per PGM ounce in concentrate	(R/oz)	2 661
	($/oz)	293
per platinum ounce in concentrate	(R/oz)	4 672
	($/oz)	514
Capital expenditure	(Rm)	87
	($m)	10

Only 50% of Mimosa Platinum is attributable to the Implats group



Impala Refining Services

Key indicators
- Another year of exceptional growth
- Platinum production up 75% to 633 000 ounces
- PGM production rose by 66% to 1.24 million ounces
- Nickel production increased by 27% to 6 700 tonnes
- Operating income up 10%

Impala Refining Services (IRS) houses the toll-refining and metal concentrate purchase business conducted by Implats. IRS leverages the additional smelting and refining capacity and technical and marketing expertise that vest in Impala Platinum to generate a substantial revenue flow and to reduce costs associated with Impala Platinum's own production.

IRS enters into metal purchase agreements (concentrate or PGM matte), toll refining agreements, or a combination of the two, with customers. In some instances Implats also holds an equity interest. In metal purchase agreements, IRS purchases the metals after a pre-determined processing period. In a toll-refining agreement, IRS charges clients processing fees and returns the metal to the customer after an agreed processing period. An arm's length agreement exists between Impala Platinum and IRS, in terms of which Impala guarantees recoveries and the length of the processing pipeline and IRS pays Impala market-related processing costs.

During FY2003, IRS sourced a wide variety of materials from customers around the world, including flotation concentrate, smelter matte, base and precious metals refineries' residue, sweeps and salts, spent autocatalysts and industrial catalysts. Through a long-standing relationship with A1 Specialized Services and Supplies Inc, Implats is one of the largest recyclers of spent autocatalysts in the world.

Operating performance

Drawing on underlying expansions and the ever-improving performance of Impala's processing and smelting assets, IRS's operating performance during FY2003 has been exceptional.

Platinum production attributable to IRS increased by 75% to 633 100 ounces, while PGM production was 66% higher at 1.24 million ounces. Nickel production rose by 27% to 6.7 million tonnes. Strong factors contributing to this were the growing offtake from Zimplats since December 2002, and a significant increase in the supply of primary PGMs from A1 Specialized Services and Supplies in the form of spent autocatalysts. Also contributing was the treatment of UG2 concentrate from Lonmin's Western Platinum following problems experienced at their smelter.

The increase in production volumes largely compensated for the stronger R/$ exchange rate and weak US dollar metal prices of palladium and rhodium. Attributable income was negatively affected by exchange rate losses associated with the strengthening rand and the re-evaluation of US dollar-denominated advances. The net result was an increase in operating profit before exchange losses of 10% to R491 million.

Outlook

Notwithstanding the fact that the treatment of Western Platinum concentrate inflated FY2003 production levels, IRS output is expected to increase during FY2004 as new projects come on stream and others gain momentum. These include the ramp up in production from Mimosa Platinum, SouthernEra's Messina Platinum and Aquarius Platinum's Marikana mine, plus the production from Marula Platinum towards the end of the financial year.



IRS production by metal in FY2003
☐ Platinum 51%
Other PGMs 49%

IRS key statistics

		2003	2002	Var %
Sales	(Rm)	**2 913.8**	2 296.8	26.9
Platinum		**1 551.7**	990.1	56.7
Palladium		**468.2**	467.9	0.1
Rhodium		**211.2**	294.5	(28.3)
Nickel		**359.2**	249.4	44.0
Other		**323.5**	294.9	9.7
Total operating expenses		**2 422.2**	1 848.1	(31.1)
Metals purchased		**2 283.4**	2 003.9	(13.9)
Operating costs		**151.2**	71.0	(113.0)
Increase in inventory		**(12.1)**	(226.8)	(94.7)
Profit from operations		**491.3**	448.7	9.5
Gross margin	(%)	**16.9**	19.5	
Sales		**2 913.8**	2 296.8	26.9
Direct sales to customers		**249.6**	258.2	(3.3)
Sales to Impala		**2 445.5**	1 878.5	30.2
Toll income		**218.7**	160.1	36.6
Total sales volumes				
Platinum	(000oz)	**292.4**	197.7	47.9
Palladium	(000oz)	**189.8**	113.5	67.2
Rhodium	(000oz)	**38.2**	29.0	31.7
Nickel	(000t)	**5.6**	4.4	27.3
Prices achieved				
Platinum	($/oz)	**599**	489	22.5
Palladium	($/oz)	**271**	409	(33.7)
Rhodium	($/oz)	**609**	1 025	(40.6)
Nickel	($/t)	**7 222**	5 398	33.8
Exchange rate achieved	(R/$)	**8.92**	10.17	(12.3)
Refined production				
Platinum	(000oz)	**633.1**	362.0	74.9
Palladium	(000oz)	**415.4**	242.5	71.3
Rhodium	(000oz)	**80.7**	54.6	47.8
Nickel	(000t)	**6.7**	5.3	26.4
PGM refined production	(000oz)	**1 238.0**	743.8	66.4
Metal returned				
Platinum	(000oz)	**251.5**	151.9	65.6
Palladium	(000oz)	**174.2**	101.5	71.6
Rhodium	(000oz)	**17.5**	16.1	8.7
Nickel	(000t)	**0.9**	0.7	28.6

Key indicators

- Remains a key element in Implats' strategy
- Substantial income and dividend flow into Implats
- Possible rationalisation of interests where this makes good business sense

A key part of Implats' strategy is its strategic holdings in and relationships with other industry players, providing access to strong cash flows, additional resources and new and ongoing business for Impala Refining Services (IRS).

Implats aims to position itself with a significant stake in its partner companies enabling it to have a material impact on the strategic direction and operation of those companies. To this end, Implats participates at board and, where appropriate, at operating committee level. Although not involved in the day-to-day running of these operations, Implats provides technological expertise and financial support where necessary and appropriate. These holdings will continue to be reviewed in this light and where appropriate, they may be rationalised in time.

Implats' strategic interests in Mimosa and Zimplats have now increased to the point where these operations are considered an integral part of the group's mine-to-market operations, and their contributions are accordingly consolidated.

Lonplats

Implats holds a 27.1% stake in Lonplats, the platinum operations of London Stock Exchange-listed Lonmin plc, which comprises Western and Eastern Platinum mines, located on the western limb of the Bushveld Complex, and the Western Platinum Refinery.


Bushveld Complex
N
SOUTH AFRICA
Western Platinum Limited
Eastern Platinum Limited
Two Rivers
Everest South
Rustenburg
Marikana
Kroondal
Johannesburg
Strategic holdings

Implats' minority interests are also protected by 50% representation on the boards of Western Platinum and Eastern Platinum and certain pre-emptive rights. Although there is no concentrate offtake agreement with Lonmin, IRS is currently treating some of Western Platinum's concentrate following problems at its smelter.

Lonplats is on track to increase its production to 1 million ounces of platinum per annum by FY2008, with the Pandora mine coming into production. In FY2003, Lonplats produced 759 000 ounces of platinum (1.47 million ounces PGMs).

Net profit from Lonplats decreased by 9% to R654 million ($72 million) as a result of lower PGM prices and the strengthening of the South African rand. The dividends flowing to Implats from Lonplats totalled R176 million in FY2003.

Discussions are underway between Implats and Lonplats to explore ways of accommodating a black economic empowerment partner in a manner which meets the long-term strategies of both companies.

Effective contribution of Implats' 27.1% share in Lonplats

Year to March		2003	2002	% change
Financial	(Rm)			
Sales		**1 744**	1 779	(2)
Profit before tax		**935**	1 113	(16)
Net profit		**654**	717	(9)
Dividends received		**176**	515	(66)
Refined production	(000oz)			
Platinum		**206**	203	1
Palladium		**95**	92	3
Rhodium		**32**	29	10
PGM production		**399**	388	3



Aquarius Platinum

Implats holds a 8.9% interest in LSE and ASX-listed Aquarius Platinum Limited (Aquarius), as well as a 25% stake in its unlisted subsidiary Aquarius Platinum (South Africa) (Pty) Limited (Aquarius (South Africa)). Aquarius Platinum Limited is also Implats' partner in the Mimosa mine in Zimbabwe. Aquarius Platinum (South Africa) Limited owns the Kroondal and Marikana mines and the Everest South project.

Performance at the Kroondal mine was below expectations for the year, with platinum production down 3% on the previous year, as the operation encountered severe potholing on the southern side of the property. Also during the year, Aquarius (South Africa) entered into a pool and share agreement with Anglo Platinum at Kroondal Platinum in terms of which Anglo Platinum vends in additional mineral rights down-dip of the property thereby extending Kroondal's life-of-mine by eight years and increasing production. Anglo Platinum and Aquarius (South Africa) share the proceeds of the mine with effect from 1 November 2003. The concentrate-offtake agreement between Kroondal and IRS will not be affected as the volume of concentrate to be delivered to IRS will be equivalent to the quantity catered for in the original Kroondal life-of-mine plan as measured by platinum ounces.

Construction and commissioning at Marikana proceeded ahead of schedule and below budget. Marikana has a long-term concentrate offtake agreement in place with IRS.

The Everest South feasibility study was completed in early 2003. Because project funding is required the feasibility study is currently being upgraded to bankable status.

In total, Aquarius (South Africa) produced 134 000 ounces of platinum (251 000 ounces of PGMs) during the year. Net profit from Aquarius increased to R33 million ($4 million).

Effective contribution of Implats' 25% share in Aquarius (South Africa)

		2003	2002
Financial	(Rm)		
Profit before tax		**33**	16
Change in unearned profit		**(19)**	(38)
Share of taxation		**(19)**	(7)
Net profit/(Loss)		**33**	(29)
Refined production	(000oz)		
Platinum		**134**	122
PGM		**251**	234

Two Rivers

Implats holds a 45% stake in the Two Rivers project, with Anglovaal Mining Limited (Avmin) holding the balance of 55%. The project is located on the eastern limb of the Bushveld Complex, near the town of Steelpoort in South Africa's province of Mpumalanga.

During FY2003, Two Rivers identified Tiso Capital, together with a consortium of other black-controlled companies, as its preferred BEE partner. The Tiso-led consortium will acquire 20% of Two Rivers, and has an option to acquire a further 5%. In the event that the option is exercised, Implats and Avmin will facilitate the debt-funding of Tiso. If the consortium takes up the full 25%, Implats' stake will decline to 33.75%.

By agreement, Avmin will manage the mine and market the base metals production, while IRS will smelt and refine the concentrate and market the PGMs.

Both Merensky and UG2 reefs are present on the property, although the initial focus is only the UG2 layer. Currently, the total Inferred Resource amounts to approximately 8 million ounces of platinum. The project received both a Mining Licence and approval for its Environmental Management Programme Report (EMPR) during the year.

A feasibility study on the project is in the final stages of completion. Additional options are being incorporated into the feasibility study, prompted by lower PGM prices, a stronger rand and the proposed Royalty Bill.

Key statistics

Mineral Resource	8 million ounces platinum (UG2 and Merensky)
Estimated capital expenditure	R1 billion
Potential job creation	600
Life-of-mine	15 years



Exploration, Mineral Reserves and Mineral Resources

Implats' mining operations focus on the two largest known deposits of platinum group metals (PGMs) in the world, namely the Bushveld Complex in South Africa and the Great Dyke in Zimbabwe.



Bushveld Complex
N
Mokopane
Marula
Burgersfort
Kennedy's Vale
Two Rivers
Impala
Crocodile River
Rustenburg
Pretoria
Middelburg
Johannesburg
Rustenburg Layered Suite
100 Km

Geology of the Bushveld Complex

The Bushveld Complex is a 2 billion year old layered igneous intrusion. Although it shares characteristics with other layered complexes around the world, the Bushveld is unique both in its size, covering an aerial extent of some 66 000 km^2, and in the economic importance of its mineral deposits.

Geologically, the complex comprises an array of diverse igneous rocks ranging in composition from ultramafic to felsic. Contained within a well-layered ultramafic to mafic succession, termed the Rustenburg Layered Suite, are two horizons which contain economically exploitable quantities of PGMs, namely the Merensky Reef and the underlying UG2 Chromitite Layer. These two economic horizons can be traced for hundreds of kilometres around the complex and are the focus of Implats operations in which the PGMs platinum, palladium, rhodium, ruthenium and iridium are recovered together with quantities of gold, nickel, copper and cobalt.

Implats' operations comprise Impala Platinum Limited, located near Rustenburg in North West Province, and Marula Platinum situated near Burgersfort in Limpopo Province. In addition, Barplats Investments Limited, 83% held by Implats, operates the Crocodile River mine near Brits in North West Province.



Great Dyke
N
MOZAMBIQUE
ZAMBIA
Great Dyke
Musengezi Complex
Selous Metallurgical Complex
Bindura
NAMIBIA
Victoria Falls
Harare
Chegutu
Norton
ZIMBABWE
Hartley Complex
Kwe Kwe
Selukwe Complex
Bulawayo
BOTSWANA
Wedza Complex
SOUTH AFRICA

Geology of the Great Dyke

Although platinum was first discovered on the Great Dyke in 1925, its exploitation was overshadowed by that of the Bushveld Complex. The Great Dyke is a linear geological feature extending some 550km north-south with a maximum width of 11km. Within the Dyke, four layered complexes are developed, similar to the Bushveld Complex. From north to south, these are the Musengezi, Hartley, Selukwe and Wedza complexes.

The stratigraphy is broadly divided between a lower ultramafic and an overlying mafic sequence. The ultramafic sequence hosts the P1 pyroxenite, directly below the mafic-ultramafic contact, which in turn hosts the economic PGM-bearing Main Sulphide Zone (MSZ). The MSZ is generally 2-3 metres thick. Optimal mineralisation varies and, in contrast to the Bushveld Complex, is often difficult to follow visually. Peak values for the PGM and base metals are commonly offset, while the proportions between platinum and palladium also vary vertically.

As at 30 June 2003, Implats holds 50.53% of Zimbabwe Platinum Mines Limited (Zimplats), an Australian-listed company. Zimplats operates the Ngezi Platinum mine situated in the south of the Hartley Complex, and mines both by opencast and trial underground methods. Zimplats owns extensive resources within the Hartley Complex. In addition, Implats owns 50% of ZCE Platinum Limited which owns and operates Mimosa Mining Company, an underground mine situated in the Wedza Complex.



Exploration

Either in association with its joint venture partners, or directly, Implats continued to evaluate a wide range of prospects across the globe. Exploration expenditure decreased significantly from the preceding year, as involvement in four projects was terminated on completion of assessments, with the company having incurred some R39 million ($4.3 million) in exploration costs. Implats' exploration strategy aims to focus on platinum-dominant projects, primarily in southern Africa, but with sufficient exposure at an international level. Exploration expenditure in FY2004 is likely to be in the region of R51 million ($5.6 million). Exploration expenditure incurred on behalf of Barplats Investments Limited, the Two Rivers project and other companies in which Implats has an equity interest are not reflected here.

South African Bushveld Complex

Brownfields exploration on the Bushveld Complex, the world's premier PGM deposit, continued on and around Implats' operations at Impala Platinum and Marula Platinum. Further details can be found in the sections of this report dealing with these operations.

Kennedy's Vale: Exploration, undertaken on behalf of Barplats Investments Limited, continued at the Kennedy's Vale project, an operation which had been previously mothballed. Implats acquired the adjacent Spitskop property and this was included in the pre-feasibility study that was completed in April 2003. In current market conditions, it is unlikely that this project will proceed.

Buffelshoek and Kalkfontein Properties: An initial drilling programme was completed on the Buffelshoek and Kalkfontein properties, adjacent to the Two Rivers project. The results of this programme are currently being evaluated and follow-up work to enable resource estimation will continue during the year ahead.

North and South America, Australia and Brazil

Exploration at the Birch Lake project in the USA was terminated as exploration to date indicated that the mineral resource does not meet Implats' criteria for potential development. Similarly, the funding of the River Valley project in Canada was also discontinued during the year, although Implats continues to hold a 38% interest in the project.

Alliance with Falconbridge: The alliance with Falconbridge continues, with the Narndee project in Western Australia progressing and the Catete project in Brazil having been initiated during the year. Exploration at the Cana Brava project in Brazil was terminated as none of the nine boreholes drilled during the year intersected significant mineralisation.

Narndee: Located about 550km north-east of Perth and owned by Apex Minerals NL, this PGM and nickel project is located in a large, layered intrusion. Following detailed aeromagnetic and radiometric surveys and field validation based on limited mapping and geochemical sampling, low-level anomalies were detected. A second phase of sampling is underway to verify regional anomalies and has been extended to include the southern and eastern portions of the intrusion. A drilling programme is scheduled to test the verified targets.

Catete: A further joint venture agreement with Falconbridge was entered into to explore the Catete suite of ultramafic rocks for PGM deposits in the Carajás District, Para State of Northern Brazil. In terms of this agreement, Implats has committed C$1.1 million to complete airborne geophysical surveys, soil geochemical surveys, mapping and related activities. Although this is a regional target generation programme, the primary focus is the Sereno project, which is located adjacent to CVRD's Luanga PGM deposit.

Franconia JV: The exploration JV with Franconia Minerals Corporation is continuing on four target areas in the Duluth Complex, in the USA, and the current programme is scheduled to be completed by the end of FY2004. An additional $200 000 was committed during the past year to conclude the target verification programme. Exploration completed to date has failed to generate a viable target for follow-up work.



Exploration, Mineral Reserves and Mineral Resources

Implats Mineral Reserves and Mineral Resources

Impala Platinum

Mineral Reserves and Mineral Resources: Impala Platinum holds contiguous mining leases and prospecting permits for a total area of 25 256 ha in addition to a farm Welbekend 117 JQ, comprising 2 317 ha, adjoining the lease area.

Impala Platinum lease area – Mineral Reserves and Mineral Resources



N
Merensky
UG2
Mined out areas
Mineral Reserves
Measured Mineral Resources
Indicated Mineral Resources
Inferred Mineral Resources
Seismic anomalies/Large-scale faulting
Prospecting/Exchange agreements
Outcrop
Boreholes
0
5
10
Scale (Km)



Mineral Reserves as at 30 June 2003

Orebody	Category	Tonnage (millions)	Grade 5 PGE & Au (g/t)	Pt oz (millions)
Merensky	Proved	18.5	5.25	1.8
	Probable	73.4	4.99	6.7
UG2	Proved	21.6	5.08	1.7
	Probable	86.8	5.10	6.7
Total		**200.3**	**5.07**	**16.9**

Mineral Resources as at 30 June 2003

Orebody	Category	Tonnage (millions)	Grade 5 PGE & Au (g/t)	Pt oz (millions)
Merensky	Measured	11.7	8.07	1.7
	Indicated	114.2	8.31	17.4
	Inferred	78.4	7.80	11.2
UG2	Measured	30.3	8.85	4.1
	Indicated	73.5	8.99	10.0
	Inferred	51.6	8.83	6.9
Total		**359.7**	**8.45**	**51.3**

Welbekend – Mineral Resources as at 30 June 2003

Orebody	Category	Tonnage (millions)	Grade 5 PGE & Au (g/t)	Pt oz (millions)
Merensky	Indicated	22.7	8.02	3.3
	Inferred	15.6	7.80	2.2
UG2	Indicated	14.4	8.97	2.0
	Inferred	10.2	8.83	1.4
Total		**62.9**	**8.32**	**8.9**

No 1 & 2 Tailings Complex – Mineral Resources as at 30 June 2003

Source	Category	Tonnage (millions)	Pt Grade (g/t)	Pt oz (millions)
Tailings	Indicated	48.1	0.42	0.6

Notes:

- Grade estimates for the Impala Platinum Rustenburg operations are obtained by means of ordinary kriging using an extensive database of both underground samples (32 200 Merensky sections and 27 000 UG2 sections) and surface boreholes (721 Merensky and 635 UG2 intersections). Sampling allows for a vertical definition of the grade distribution throughout the reef and the surrounding host units.
- The modifying factors utilised to convert the Mineral Resource to a Mineral Reserve are derived from an in-house Ore Inventory System. The system is able to provide all the diluting factors that are applied to the *in situ* estimates to yield the final product delivered to the mill.
- Where Mineral Reserves and Mineral Resources are quoted for the same property, Mineral Resources are additional to Mineral Reserves. The Mineral Reserves quoted reflect the grade delivered to the mill rather than an *in situ* grade quoted in respect of Mineral Resources.
- Experience gained in geological audits and mining in previously abandoned areas has necessitated a more conservative approach in Mineral Reserve and Mineral Resource classification. This is reflected in the tabulation above.



Impala metal splits
Merensky

Pt 56.9%	Ru 8.2%
Pd 24.9%	Ir 1.8%
Rh 4.4%	Au 3.8%



Impala metal splits
UG2

Pt 47.3%	Ru 13.6%
Pd 25.8%	Ir 3.5%
Rh 8.9%	Au 0.9%



Exploration, Mineral Reserves and Mineral Resources



Marula metal splits

Merensky

Pt 53.8%	Ru 5.5%
Pd 30.8%	Ir 0.9%
Rh 2.7%	Au 6.3%



Marula metal splits

UG2

Pt 36.9%	Ru 11.5%
Pd 39.9%	Ir 2.7%
Rh 7.8%	Au 1.2%

Marula Platinum

Mineral Reserves and Mineral Resources: Marula Platinum holds mineral rights and mineral leases on the farms Winnaarshoek 250 KT, Clapham 118 KT, and portions of the farms Driekop 253 KT and Forest Hill 117 KT, comprising 2 765 hectares. A portion of the farm Hackney 116 KT was also subsequently acquired. Work is scheduled to be conducted on this area in the forthcoming year with a view to incorporating it into the Marula Platinum mine plan.

Mineral Reserves as at 30 June 2003

Orebody	Category	Tonnage (millions)	Grade 5 PGE & Au (g/t)	Pt oz (millions)
UG2	Probable	50.7	3.55	2.1

Mineral Resources as at 30 June 2003

Orebody	Category	Tonnage (millions)	Grade 5 PGE & Au (g/t)	Pt oz (millions)
Merensky	Indicated	49.4	5.51	4.7
UG2	Indicated	27.6	7.77	2.5
Total		**77.0**	**6.32**	**7.2**



Marula Platinum – Mineral Resource and Mineral Reserve Classification
N
Merensky
UG2
Hackney 116KT
Hackney 116KT
Indicated Mineral Resources
Probable Mineral Reserves
Inferred Mineral Resources
Boxcut
Farm boundaries
Pipes/potholes
Boreholes
0 500 1 000 m



Hackney Mineral Resources as at 30 June 2003

Orebody	Category	Tonnage (millions)	Grade 5 PGE & Au (g/t)	Pt oz (millions)
Merensky	Inferred	5.9	5.72	0.6
UG2	Inferred	4.0	8.88	0.4
Total		**9.9**	**7.00**	**1.0**

Notes:
- The modifying factors used in the UG2 reserve calculation are based on a mechanised pillar and stall mining method with dense media separation to remove waste.
- Mineral Resources reflect the *in situ* grade rather than diluted grade estimates. Estimated geological losses have been accounted for in the Mineral Resource calculations; note that these were included in the previous annual report statement. The UG2 Mineral Resources data merely account for the UG2 chromitite layer while the Merensky Reef Mineral Resources are based on a minimum width of 80 centimetres. The statement previously published was based on wider widths.
- Grade estimates at Marula Platinum were obtained by means of ordinary kriging of UG2 and Merensky Reef borehole intersections. A total of 696 surface boreholes were used to derive the estimates.

Other Implats properties

The Mineral Reserve and Resource tabulations above exclude the recently acquired farm Spitskop 333 KT. Areas on the farms Buffelshoek 368 KT, Kalkfontein 367 KT, Zilkaatsnek 439 JQ, Schietfontein 437 JQ, as well as mineral rights ceded to Pan Palladium (portions of Volspruit 326 KR, Zoetveld 294 KR and Nonnenwerth 421 LR) are not reflected due to early stages of evaluation.

Barplats

Crocodile River

Mineral Reserves and Mineral Resources: Barplats Investments Limited holds mining licences and mineral rights covering 10 454 hectares.

Mineral Resources as at 30 June 2003 (limited to 2 000m below surface)

Orebody	Category	Tonnage (millions)	Grade 5 PGE & Au (g/t)	Pt oz (millions)
UG2	Measured	6.9	5.46	0.6
	Indicated	81.6	5.47	7.1
	Inferred	32.0	5.18	2.7
Tailings	Measured	1.0	1.95	–
Total		**121.5**	**5.36**	**10.4**

Notes:
- Grade estimates at Crocodile River mine were obtained by inverse distance weighting techniques derived from 117 surface boreholes.
- The UG2 channel is defined and constrained to the Main Chromitite Unit.
- In accordance with the SAMREC Code, no Mineral Reserves are reflected for Crocodile River. Current market conditions, cost associated with mining method and mining contract, as well as production values rendered the Mineral Resources uneconomic.



Crocodile River metal splits

UG2

Pt 49.7%	Ru 16.6%
Pd 21.6%	Ir 3.5%
Rh 8.1%	Au 0.5%



Kennedy's Vale metal splits
Merensky

Pt 53.8%	Ru 6.1%
Pd 30.1%	Ir 1.0%
Rh 2.9%	Au 6.1%



Kennedy's Vale metal splits
UG2

Pt 44.6%	Ru 13.0%
Pd 29.9%	Ir 3.2%
Rh 8.3%	Au 1.0%



Zimplats metal splits
MSZ

Pt 48.6%	Rh 4.7%
Pd 39.9%	Au 6.7%

Kennedy's Vale

Mineral Reserves and Mineral Resources: Barplats Investments Limited holds mineral rights on the farms Kennedy's Vale 361 KT, De Goedeverwachting 332 KT, Belvedere 362 KT and portions of Tweefontein 360 KT and Boschkloof 331 KT, together comprising 6 734 hectares.

Mineral Resources as at 30 June 2003 (limited to 2 000 metres below surface)

Orebody	Category	Tonnage (millions)	Grade 5 PGE & Au (g/t)	Pt oz (millions)
Merensky	Indicated	96.5	3.88	6.5
	Inferred	67.3	3.44	4.0
UG2	Indicated	142.9	5.69	11.7
	Inferred	65.1	6.55	6.1
Total		**371.8**	**4.96**	**28.3**

Notes:
- In accordance with the SAMREC Code, no Mineral Reserves are reflected for Kennedy's Vale. Market conditions prevailing at year-end rendered the Mineral Resources to be uneconomic.
- Grade estimates at Kennedy's Vale were obtained by means of ordinary kriging of reef intersections derived from 171 surface boreholes.
- The Merensky Reef Mineral Resource estimates are based on a minimum width of 80 centimetres.

Zimplats

Ore Reserves and Mineral Resources: Zimplats currently holds a mining tribute covering the Ngezi Platinum Mine, the Hartley Platinum mine and the Selous Metallurgical Complex (SMC) as Makwiro Platinum (Pvt) Limited. In addition, Zimplats holds virtually the whole of the Hartley Complex as tenements.

Ore Reserves as at 30 June 2003

Orebody	Category	Tonnage (millions)	Grade 3 PGE & Au (g/t)	Pt oz (millions)
MSZ	Proved	47.7	3.23	2.4
	Probable	296.0	3.35	15.6
Total		**343.7**	**3.33**	**18.0**

Mineral Resources as at 30 June 2003

Orebody	Category	Tonnage (millions)	Grade 3 PGE & Au (g/t)	Pt oz (millions)
MSZ	Measured	105.3	4.18	6.9
	Indicated	860.6	4.14	55.7
	Inferred	1 528.2	4.11	98.6
Total		**2 494.1**	**4.12**	**161.2**

Notes:
- The figures quoted above refer to the total Ore Reserve and Mineral Resource. As at 30 June 2003 Implats effectively owned 50.53% of Zimplats. Depending on the outcome of the offer to minorities mentioned previously in this report, the percentage ownership is likely to change in the near future.
- Openpit Ore Reserves at Ngezi South are estimated using a 3-metre mining width with appropriate dilution and ore loss factors. Reserves are based on sulphide ore only between depths of 20 to 50 metres.



- Underground Ore Reserves at Ngezi South are estimated using an economic cut-off grade to define the orebody width. Appropriate dilution and ore loss factors have been applied.
- Mineral Resources are quoted inclusive of Ore Reserves.
- Ngezi South Mineral Resource tonnages and grades are estimated using a 2.75-metre thickness of mineralisation obtained in 547 intersections from 24 925 metres of diamond drilling.
- The Zimplats Tenements Measured and Indicated Resource is estimated using an economic thickness of mineralisation obtained in 346 intersections from 102 308 metres of diamond drilling.
- Inferred Mineral Resources in the Zimplats Tenements are estimated using a 1.2-metre thickness of mineralisation and are based on the geological predictability of the mineralisation as demonstrated by outcrop and borehole intersections.


MSZ Mineral Reserves and Resources
N
To Harare
Selous Metallurgical Complex
Hartley Platinum Mine
To Chegutu
Mupfure River
Zinca Trial Mine
Selous/Ngezi Road
Mhsweswe River
Ngezi Platinum Mine
5 000 0 5 000 m
Ore Resources
Measured Mineral Resources
Indicated Mineral Resources
Inferred Mineral Resources
Faults
Ngezi: SMC all weather road
Boreholes
MSZ outcrop
Tenements



Exploration, Mineral Reserves and Mineral Resources

Mimosa Platinum

Ore Reserves and Mineral Resources: The lease encompasses four areas, North Hill, South Hill, Mtshingwe Block and Far South Hill, separated by major faults, covering an area of 6 590 hectares.

Ore Reserves as at 30 June 2003

Orebody	Category	Tonnage (millions)	Grade 3 PGE & Au (g/t)	Pt oz (millions)
MSZ	Proved	1.1	3.79	0.1
	Probable	7.5	3.79	0.5
Total		**8.6**	**3.79**	**0.6**

Mineral Resources as at 30 June 2003

Orebody	Category	Tonnage (millions)	Grade 3 PGE & Au (g/t)	Pt oz (millions)
MSZ	Measured	11.6	4.25	0.8
	Indicated	40.5	3.97	2.6
	Inferred	101.6	3.80	6.5
Total		**153.7**	**3.88**	**9.9**



Mimosa metal splits
MSZ
Pt 50.0% | Rh 4.1%
Pd 38.1% | Au 7.8%

South Hill Deposit MSZ Mineral Resources


N
1 000 metres

Mined out areas
Measured Mineral Resources
Indicated Mineral Resources
Inferred Mineral Resources
Boreholes

Notes:

- The figures quoted refer to the total Ore Reserve and Mineral Resource for the four areas mentioned above. As at 30 June 2003, Implats owned a 50% shareholding in ZCE Platinum Limited (with Aquarius Platinum Limited owning the remaining 50%).
- The Mimosa Mine, where current mining operations are taking place, is situated within the South Hill area.
- The Mineral Resource/Ore Reserve estimates are based on a mining height of 1.8 metres.
- A cut off grade of 1.43g/t was applied.
- Proven Ore Reserves have been confined to within 200m of the workings.
- Probable Ore Reserves represent material accessible from current mining infrastructure.
- The design extraction ratio allows 15% of the Mineral Resource as regional pillars.
- The Mineral Resource is classified as oxide to 30 metres vertical distance from surface.
- The Indicated Mineral Resources calculated for the South Hill orebody are based on exploration by 143 vertical diamond boreholes, underground workings from three different shafts (Number 1, Number 2 and Blore shaft workings), an underground sampling database of over 200 000 samples and surface mapping. The data from such exploration and underground workings has been used as the basis for quantifying Mineral Resource losses leading to a Measured Mineral Resource.
- The Mineral Resource is inclusive of Ore Reserves.
- The Inferred Mineral Resource for the Mtshingwe block is based on boreholes W65 and W104 drilled in the South Hill orebody, but close enough to the Mtshingwe block.
- The Inferred Mineral Resource for the North Hill is based on borehole W4 and several trench samples made across the reef outcrop around the hill. The same figures have been applied to the South Hill block since it is composed mainly of oxidise Mineral Resource.



Regulatory compliance

The reporting of Mineral Reserves and Mineral Resources for Implats' South African operations is done in accordance with the principles and guidelines of the South African Code for Reporting of Mineral Reserves and Mineral Resources (SAMREC Code). (See Glossary of terms on page 64).

Zimplats, as an Australian Stock Exchange listed company, reports its Ore Reserves and Mineral Resources in accordance with the Australasian Code for Reporting of Mineral Resources and Ore Reserves (JORC Code).

ZCE Platinum Limited, a Mauritius-based company, does not fall under any regulatory reporting codes but has adopted the JORC Code for its reporting.

Various Competent Persons as defined by the SAMREC Code and JORC Code have prepared the Mineral Reserve and Mineral Resource figures quoted in this report. They were reviewed and signed off by the competent person:



P. Mellowship
Pr.Sci.Nat. B.Sc. (Hon), M.Sc.
Consulting Geologist (Operations): Impala Platinum Limited.

The competent person has 29 years experience in a wide range of mineral and mining projects, of which 17 years have been in the evaluation and exploitation of Bushveld Complex PGM deposits.

Attributable ounces

In addition to its own Mineral Reserves and Mineral Resources detailed above, Implats has access to 20.8 million attributable platinum ounces through its equity participation in Two Rivers, Aquarius Platinum and Lonplats. These reserves and resources have not necessarily been defined in terms of the SAMREC code and have not been verified by the competent person. The extent of this interest is set out below.

Implats consolidated platinum ounces (Resource and Reserves) as at 30 June 2003

Source	Platinum ounces (millions)
Impala Platinum	77.7
Marula Platinum	10.3
Barplats	38.7
Zimplats	81.5
Mimosa Platinum	4.9
Lonplats*	15.4
Aquarius Platinum*	1.7
Two Rivers	3.6
Total	**233.8**

* Based on latest available public information

Glossary of terms

Concentrating: *A process of splitting the ground ore in two fractions, one containing the valuable minerals, the other waste.*
Cost per tonne/refined platinum ounce/refined PGM ounce: The cost of mining, concentrating, smelting, refining, marketing, corporate office and prior year insurance refund expressed per unit of measure.
Decline: A shallow dipping mining excavation used to access the orebody.
Dense media separation: A means of separating reef from waste exploiting differences in density.
Development: Underground excavation for the purpose of accessing ore reserves.
DIFR: Number of disabling injuries expressed as a rate per million man hours worked.
FIFR: Number of fatal injuries expressed as a rate per million man hours worked.
Fixco: A management employee-production initiative aimed at delivering over a million ounces of platinum from the Impala lease area as cost efficiently as possible.
g/t: grammes per tonne. The unit of measurement of grade, equivalent to parts per million.
Headgrade: The value, usually expressed in parts per million or grammes per tonne, of the contained mineralisation of economic interest in material delivered to the mill.
***In situ*:** In its natural position or place.
IRS: Impala Refining Services Limited
Kriging: A geostatistical estimation method that gives the best unbiased linear estimates of point values or of block averages.
LTIFR: Number of lost time injuries expressed as a rate per million man hours worked.
Merensky Reef: A horizon in the Critical Zone of the Bushveld Igneous Complex often containing economic grades of PGM. The term "Merensky Reef" as it is generally used refers to that part of the Merensky unit that is economically exploitable, regardless of the rock type.
Milling: Grinding of ore into the fine particles to expose the valuable minerals.
NOx: Nitrous oxides contained in exhaust emissions.
Ore Reserves: The term for Mineral Reserves (SAMREC Code) under the JORC Code.
PGE: Platinum group elements comprising six elemental metals of the platinum group. The metals are platinum, palladium, rhodium, ruthenium, iridium and osmium.
PGM: Platinum group metals being the metals derived from PGE.
Return on assets (ROA): ROA is calculated using current year attributable income expressed as a percentage of fixed assets and investments as at the balance sheet date.
Return on equity (ROE): ROE is calculated using current year attributable income expressed as a percentage of the opening balance of shareholders' equity.
RIFR: Reportable Injury Frequency Rate expressed as a rate per million man hours worked.
Pillar and stall: Underground mining method where ore is extracted from rectangular shaped rooms, leaving parts of the ore as pillars to support the roof. Pillars are usually rectangular and arranged in a regular pattern.
Seismic surveys: A geophysical exploration method whereby rock layers can be mapped based on the time taken for energy reflected from these layers to return to surface.
SMAT: Safety management and training system.
Smelting: A smelting process to upgrade further the fraction containing the valuable minerals.
Stoping: Underground excavations to effect the removal of ore.
UG2: A distinct chromitite horizon in the Critical Zone of the Bushveld Igneous Complex often containing economic grades of PGM.

Resource and reserve definitions

SAMREC Code – The South African Code for Reporting of Mineral Resources and Mineral Reserves sets out minimum standards, recommendations and guidelines for Public Reporting of Exploration Results, Mineral Resources and Mineral Reserves in South Africa. SAMREC was established in 1998 and modelled its Code on the Australasian Code for Reporting of Mineral Resources and Ore Reserves (JORC Code).

A **Competent Person** is a person who is a member of the South African Council for Natural Scientific Professions (SACNASP), or the Engineering Council of South Africa (ECSA), or the South African Council for Professional Land Surveyors and Technical Surveyors (PLATO) or any other statutory South African or international body that is recognised by SAMREC. A Competent Person should have a minimum of five years experience relevant to the style of mineralisation and type of deposit under consideration and to the activity which that person is undertaking. If the Competent Person is estimating, or supervising the estimation of Mineral Resources, the relevant experience must be in the estimation, assessment and evaluation of Mineral Resources. If the Competent Person is estimating, or supervising the estimation of Mineral Reserves, the relevant experience must be in the estimation, assessment, evaluation and economic extraction of Mineral Reserves.

A **Mineral Resource** is a concentration (or occurrence) of material of economic interest in or on the Earth's crust in such form, quality and quantity that there are reasonable and realistic prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a Mineral Resource are known, estimated from specific geological evidence and knowledge, or interpreted from a well constrained and portrayed geological model. Mineral Resources are subdivided, in order of increasing confidence in respect of geoscientific evidence, into Inferred, Indicated and Measured categories.

An **Inferred Mineral Resource** is that part of a Mineral Resources for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that may be limited or of uncertain quality and reliability.

An **Indicated Mineral Resource** is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

A **Measured Mineral Resource** is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and grade continuity.

A **Mineral Reserve** is the economically mineable material derived from a Measured and/or Indicated Mineral Resource. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified. Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proved Mineral Reserves.

A **Probable Mineral Reserve** is the economically mineable material derived from a Measured and/or Indicated Mineral Resource. It is estimated with a lower level of confidence than a Proved Mineral Reserve. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.

A **Proved Mineral Reserve is** the economically mineable material derived from a Measured Mineral Resource. It is estimated with a high level of confidence. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.

Corporate governance

Implats supports and has begun applying the Code of Corporate Practices and Conduct as advocated in the King II report. Following the release of the King II report in March 2002, a full audit of the group's corporate governance procedures was conducted at the company's request and areas of possible concern have been identified and are being corrected. Developments and enhancements to achieve best practice are ongoing.

Board of Directors

The board is based on a unitary structure and retains full and effective control over the group. An approval framework defines the authority of management and matters reserved for board approval. The board meets regularly six times a year to review the operational performance of the group, strategic issues, the business plan, acquisitions, disposals and other major contracts and commitments, group policies and stakeholder reporting. In addition to the six (previously five) scheduled meetings, the board also meets on an ad hoc basis to consider specific issues, as the need arises. During the year under review three such meetings were held. There are four independent directors, three non-executive and three executive directors on the board.

Board members are elected for three-year terms. Re-election of board members is on a staggered basis to ensure board continuity. Executive directors retire at the AGM following their 63rd birthday, and non-executive directors following their 67th birthday, provided that, in the case of a non-executive director, their term of office continues on an annual basis for so long as a majority of their co-directors so request.

Messrs Pleming and Joubert have been requested by their co-directors and have agreed to continue in office for a further year.

The curriculum vitae of all directors to be elected or re-elected at the Annual General Meeting are set out below:

To be elected

TV Mokgatlha (28) CA (SA): Graduated from the University of the North West. Previously worked in the tourism industry, was a Centre Manager at the office of the Auditor General (representative of North West Provincial Audit Committee) and partner at Mokua and Associates audit firm. Currently Financial Director of Royal Bafokeng Resources Management Services (Pty) Ltd, after spending a year as Finance Executive at the Royal Bafokeng Administration. Joined the board as the nominee of the Royal Bafokeng Nation.

LJ Paton (51) BSc. (Hons.) (geology) B. Comm: Graduated from the University of Port Elizabeth. Joined the group in 1975 as a geologist; appointed consulting geologist in 1990 and senior consulting geologist in 2000. He represents the company on boards of various listed and unlisted companies in which the group has interests.

To be re-elected

DH Brown (41) CA (SA): Graduated from the University of Cape Town. Prior to joining the group worked for four years in the information technology sector and five years for Exxon Mobil in Europe. Currently Financial Director of Implats and Barplats Investments Ltd as well as a director of various boards in which the group has interests.

MV Mennell (60) BA MBA FCMA THD: Former Financial Director of Rustenburg Platinum Mines Ltd; Trans-Natal Coal Corporation Ltd; MacGregor Golf Club and Gencor Ltd. Non-executive director of Implats since November 1998.

DM O'Connor (65) CA (SA): Former partner of Deloitte and Touche and has been a board member of numerous listed and unlisted companies in a variety of industries. Currently an external consultant on information technology to major financial and government institutions. Non-executive director of Implats since May 1995.

KC Rumble (49) MSc. (Hons.) BSc. (Geo): Graduated from Rhodes University, thereafter joined Richards Bay Minerals as Smelter Metallurgist then progressed to General Manager in 1987. Seconded to Rio Tinto Iron and Titanium Inc as Director, International Sales and Marketing in June 1993 and appointed Managing Director of Richards Bay Minerals in April 1996. Prior to joining Implats he was President and Chief Executive Officer of Rio Tinto Iron and Titanium Inc based in Canada. Mr Rumble has been the Chief Executive Officer of Implats since July 2001.

The positions of Chairman and Chief Executive Officer are separate. The Chairman is an independent non-executive director. During the year a self-evaluation of board performance was conducted. Steps are in hand to correct weaknesses that were identified in the board's functions.

Several standing committees of the board are in place. These committees operate under written terms of reference, which were reviewed and aligned to the King II report during the year. These committees mainly comprise independent directors. A formal board charter is currently being developed.

During the financial year directors attended board and committee meetings as follows:

	Board meetings										Audit committee							Remuneration committee						HSE audit committee						Nomination committee					
	15/08/2002	04/09/2002	15/11/2002	11/02/2003	07/04/2003*	09/05/2003	04/06/2003*	23/06/2003*	No. of meetings	Attended	06/08/2002	29/08/2002	15/11/2002	03/02/2003	05/05/2003	No. of meetings	Attended	07/08/2002	20/11/2002	20/02/2003	24/04/2003	No. of meetings	Attended	30/07/2002	07/11/2002	31/01/2003	16/04/2003	No. of meetings	Attended	08/10/2002	17/02/2003	24/04/2003	04/06/2003	No. of meetings	Attended
PG Joubert	✓	✓	✓	✓	✓	✓	✓	✓	8	8			i	i	i	3	3	i	i	i	i	4	4		a	i	i	3	2	✓	✓	✓	✓	4	4
KC Rumble	✓	✓	✓	✓	✓	✓	✓	✓	8	8	i	i	i	i	i	5	5	i	i	i	i	4	4	i	i	i	i	4	4	i	i	i	i	4	4
DH Brown	✓	✓	✓	✓	✓	✓	✓	✓	8	8	i	i	i	i	a	5	4																		
CE Markus	✓	✓	✓	✓	✓	✓	✓	✓	8	8																									
JM McMahon	✓	✓	✓	✓	✓	✓	✓	✓	8	8								✓	✓	✓	✓	4	4	a	a	✓	✓	4	2						
MV Mennell	✓	✓	✓	✓	✓	✓	✓	a	8	7	✓	✓	✓	✓	✓	5	5													✓	✓	✓	✓	4	4
L Molotlegi	a	a	a	a	a	a	a		7	0																									
Alt. TV Mokgatlha					✓	✓	✓		3	3																									
TV Mokgatlha								✓	1	1																									
DM O'Connor	✓	a	✓	✓	✓	✓	✓	✓	8	7	a	✓	✓	✓	✓	5	4																		
LJ Paton									0	0																									
MF Pleming	✓	✓	✓	✓	✓	✓	✓	✓	8	8														✓	✓	✓	✓	4	4	✓	✓	✓	✓	4	4
JV Roberts	✓	✓	✓	✓	✓	✓	✓	✓	8	8	✓	✓	✓	✓	✓	5	5	✓	✓	✓	✓	4	4												

* Special board meetings
✓ = Attended
a = Apology
i = invitation

Remuneration Committee

Members

John Roberts – *Chairman*
Peter Joubert
Michael McMahon

The Remuneration Committee comprises three non-executive directors, and is chaired by an independent non-executive director. During the year, Mr McMahon relinquished his chairmanship of the committee in favour of Mr Roberts. The Chief Executive Officer is invited to attend all Remuneration Committee meetings except when his own remuneration is under consideration.

The remuneration policy of the group is based on the premise that fair and competitive remuneration should motivate individual achievement to enhance company prosperity, through a balanced mixture of both guaranteed and performance-enhancing incentives to attract and retain highly skilled employees in the group.

The main functions of the Remuneration Committee are to:

- Propose the remuneration (including incentive schemes) of executive directors and senior executives schemes
- Benchmark remuneration practices against both local and international best practice
- Prepare innovative policies to attract and retain the services of highly skilled executives
- Ensure that terms and conditions of service of all staff are equitable and competitive
- Ensure that a succession planning process is in place
- Monitor employment equity ratios and targets
- Administer the share incentive scheme

During the year, the Remuneration Committee recommended changes to the share incentive scheme in particular to allow for adjustments to the scheme in the event of corporate action and changes to the Trust Deed to record the vesting period for shares implemented in 1998. Details of the amendments are included in the Directors' Report.

The Remuneration Committee has recommended an increase in non-executive directors' fees for the year 2004 to take cognisance of the directors' increased responsibilities following the release of the King II report and amendments to the JSE's listings requirements. Details of the proposed increases in the directors' fees are contained on page 83 of the Directors' Report and will be proposed to the annual general meeting for approval.

Employees participate in a bonus scheme, which is based on individual achievement, certain value-added criteria (such as volume and cost) and safety improvements. All senior employees set objectives for the year and apportionment of the bonus is based on the achievement of these objectives.

Nomination Committee

Members

Vivienne Mennell – *Chairman*
Peter Joubert
Mike Pleming

The Nomination Committee was formed during the year. It comprises three non-executive directors. It assists the board in ensuring that the structure, size, effectiveness and composition of the board and its committees, and of the boards of Implats' strategic interests:

- are reviewed regularly;
- comprise the requisite mix of skills, experience, diversity and other qualities; and
- are maintained at appropriate levels in order to
  - meet the requirements of sound corporate governance; and
  - function properly and effectively.

The Nomination Committee is responsible for arranging the assessments of the board, its directors and its committees; recommending adjustments to the board and its committees, as appropriate; planning for the succession of directors; appointing or re-electing directors; establishing a formal induction process and ensuring that a training and development programme is in place for board members.

During the year a self-evaluation exercise initiated by the Nomination Committee was conducted by the board. As a result various identified issues are being addressed.

The Nomination Committee has recommended that the maximum number of directors on the Implats board be increased from 14 to 16. The increase involves an amendment to the Articles of Association of the company which is set out in the notice of annual general meeting.

Audit Committee

Members

Daryl O'Connor – *Chairman*
Vivienne Mennell
John Roberts

During the year the Audit Committee terms of reference were reviewed in light of the recommendations of King II. This was approved by the board on 9 May 2003. The Audit Committee comprises three non-executive directors. Its role is to provide assurance that relevant board duties are discharged by:

- monitoring the integrity of the financial statements and other relevent external financial reports of Implats and reviewing all significant inputs, judgements and outputs in order to present a balanced and understandable assessment of the position, performance and prospects of Implats, as appropriate;
- reviewing the company's internal financial control system and financial risk management system in order to safeguard Implats' assets;
- monitoring and reviewing the effectiveness of Implats' internal audit functions;
- recommending to the board the appointment of the external auditors, approving the remuneration and terms of engagement of the external auditors and monitoring the external auditors' independence, objectivity and effectiveness, taking into consideration relevant professional and regulatory requirements.

The committee, in carrying out its tasks, has a wide range of powers to consult both internally and externally. The overriding principle is that the committee shall be provided with sufficient resources to undertake its duties.

Its terms of reference allow the investigation into any activity of the company and permit the seeking of information or advice from any employee in the course of its duties. The Chairman of the Audit Committee meets once a year on an individual basis with the external and internal auditors, the Chief Executive Officer and the Chief Financial Officer without any other executive member of the board in attendance.

The Audit Committee oversees the Risk Management Committee. The internal audit charter was also reviewed during the year. A "whistle blowing" toll free helpline was introduced to facilitate the confidential reporting of alleged incidents which are communicated to the company Chairman.

Health, Safety and Environmental Audit Committee

Members

Mike Pleming – *Chairman*
Michael McMahon
Peter Joubert
Tony Scurr
Dirk Theuninck

A board-appointed Health, Safety and Environmental (HSE) Audit Committee has been in place since 1998. Its role in terms of its mandate is to monitor and review health, safety and environmental performance and standards. The HSE Audit Committee supplements and gives support, advice and guidance on the effectiveness or otherwise of management's effort in the HSE arena. The committee consists of not less than four members. The Chairman is an independent non-executive director.

The Committee meets at least once a quarter. Meetings are held alternately at operations, coinciding with visits to sites of HSE importance/relevance, or at Implats' Head Office. At all meetings, Implats' overall performance in all areas of Health, Safety and the Environment is critically appraised.

Risk management

Implats holds the view that, in the long run, the most successful mining operations are those that are able to identify and effectively manage their risks. For Implats, risk management involves the maintenance of an appropriate balance between realising opportunities for gains while minimising adverse impacts and ensuring we do the things necessary to succeed.

As part of the group's philosophy of continuous improvement, the board of directors has directed management to integrate the current risk management activities in the various operations and core functions. In addition, the board has authorised the establishment of a Risk Management Committee composed of executives. This committee is constituted in terms of best practice corporate governance principles to assist and support the board and management with regard to all matters of risk.

The executive is responsible for regularly reviewing the group's risk profile, the effectiveness of existing controls and risk reduction initiatives, and has approved a risk management charter to guide all risk management activities across the group.

Implementation of the process commenced early in 2003 and the board requires effective implementation by the end of calendar year 2003.

Internal control system

The group maintains accounting and administrative control systems designed to provide reasonable assurance that the accounting records accurately reflect all transactions are executed and recorded in accordance with sound business practices, that the assets are safeguarded and all protection is provided against serious risk of error or loss in a cost effective manner.

An internal Audit department, which holds regular meetings with management and the Audit Committee and has direct access to the Chairman of the board, independently monitors these controls. Nothing has come to the attention of the directors to indicate that any material breakdown in the functioning of these controls has occurred during the year under review.

Insurable risks

With the hardening in insurance markets worldwide, particularly in the wake of the tragic events of 11 September 2001, the company has not been able to secure insurance coverage for all potential losses. The company has taken steps to ameliorate potential losses through a variety of methods including the use of cell captives and robust, pure-risk management programmes.

Despite the company's best endeavours, certain sub-limits within insurance policies have not allowed the company to gain full insurance cover for the company's tailings dam which could, upon failure, result in an uninsured loss. To mitigate this uninsured loss, the company has stepped up monitoring procedures relating to the tailings dams. It should be noted that there remains an uninsured layer under the current insurance policy. It is not considered material (from R51 million to R100 million).

Employee participation

Employees throughout the organisation are actively involved on all Fixco committees. A quarterly Leadership Summit facilitates communication between management and employee representatives across the organisation. In addition, representatives of all unions serve on key committees such as the Impala HIV/AIDS committee.

Code of values

The group has adopted a code of values governing the manner in which it does business with its stakeholders and, in particular, covering business integrity and development, and safety of employees. The process whereby employees have committed themselves to these values has resulted in the development of the principles of that code into a "Value Statement" which interprets those values in a practical and easily understandable form. All employees and directors are required to adhere to the ethical standards contained in this code.

The group observes a closed period of one month prior to the announcement of interim and year-end results, during which neither directors nor employees can deal, either directly or indirectly, in the shares of Implats or its listed subsidiaries. In line with the new JSE listings requirements, this closed period will be extended to commence from the end of the accounting period to the release of the results for that period.

Effects and implications of the annual general meeting

The notice of the annual general meeting set out on page 136 will have the following effects and implications.

Item

1. To approve the annual financial statements for the year ended 30 June 2003.
2. Elect Mr TV Mokgatlha and Mr L J Paton as directors of the company
3. Re-appoint as directors of the company Ms MV Mennell, Messrs DH Brown, KC Rumble and DM O'Connor, who retire from office at the meeting.
4. To confirm the remuneration of the directors as set out in the directors' report.
5. To grant the directors general authority to issue shares in the capital of the company subject to the provisions of the Companies Act.
6. To extend for a further year the authority of the directors to issues shares in the capital of the company for cash subject to the provisions of the JSE Securities Exchange South Africa's listings requirements. The annual amount, which can be issued, is limited to 15% of the issued share capital. The resolution requires a 75% majority vote of members present at the meeting to approve the resolution.
7. To approve changes to the rules of the executive share incentive scheme, as set out in the Directors' Report.

Special business

8. (a) Changes in articles

   To approve the following changes to the Articles of Association

   - increase the maximum number of directors on the board from 14 to 16.
   - change the procedure for directors resolutions to allow approval by a majority of directors.

   (b) Share buy-backs

   To extend for a further year the authority of the directors to buy-back a maximum of 10% of the company's issued share capital.

   The special resolutions require approval by a 75% majority of members present at the meeting.

Employment equity plan

The business plan of the organisation includes interventions to support the transformation process, to develop and empower our workforce and to accommodate both anticipated and recently promulgated legislation.

Our commitment to the process of "unlocking the potential" of our employees applies in particular to those who fall within the category of designated groups. All our developmental programmes, succession planning, career path programmes and bursary projects take cognisance of this commitment.

Numerous steering committees have been established and specific numerical targets have been set over a five-year period to achieve a workplace free of discrimination. The planned target levels and the levels of achievement are set out in the table below. Progress against targets has been pleasing, particularly at supervisory and management levels.

The report below is a requirement in terms of the Employment Equity Act. The targets will be reviewed periodically.

Employment equity targets

	Current			FY2006**		
	Total employees	**Total designated***	**% designated***	**Total employees**	**Designated* Goal**	**% Designated***
Senior management	80	7	8.7	51	12	23.5
Middle management	441	114	25.8	368	115	31.2
Skilled	1 774	721	40.6	1 818	820	45.1
Total	2 295	842	36.7	2 237	947	42.3

* The term "designated employee" refers to those employees designated in terms of the Employment Equity Act as having been historically disadvantaged.

** Negotiated targets as required in terms of the Employment Equity Act.

Board

Independent directors

Peter Joubert (70) *(Chairman)*
BA DPWM. Chairman, Delta Electrical Industries, Munich Reinsurance Company of Africa, Delta Motor Corporation, Director, Murray & Roberts Holdings, Foodcorp. Joined the board in 1995.

Daryl O'Connor (65)
CA (SA). Joined the board in 1995.

Mike Pleming (67)
Pr. Eng. FIMM. Director, Harmony Gold Mining Company. Joined the board in 1998.

John Roberts (61)
FCIS ACMA MBA (Henley). Director, Barplats Investments Limited, Senwes Limited. Joined the board in 1998.

Non-executive directors

Michael McMahon* (56)
Pr.Eng. BSc Mech. Eng. Director, Gold Fields Limited. Joined the group in 1990 as managing director, appointed chairman in 1993 and a non-executive director in 2002.

Vivienne Mennell (60)
BA MBA FCMA THD. Director, Tourvest Limited. Joined the board in 1990 as financial director. Re-joined the board in 1998 as a non-executive director.

Thabo Mokgatlha (28)
CA (SA). Financial Director of Royal Bafokeng Resources Management Services (Pty) Limited. Joined the board in 2003 as nominee of the Royal Bafokeng Nation.

* British

Executive directors

Keith Rumble (49) *(Chief executive officer)*
BSc (Hons) MSc (Geo). Joined the group in 2001 in that capacity.

David Brown (41) *(Executive director and CFO)*
CA (SA). Joined the group in 1999 in that capacity.

Cathie Markus (46) *(Executive director)*
BA LLB. Joined the group as legal adviser in 1991 and appointed to the board in 1998.

Les Paton (51) *(Executive director)*
BSc (Hons) (Geology) B.Comm. Joined the group as geologist in 1975 and appointed to the board in 2003.

Board committees

Remuneration Committee
John Roberts *(Chairman)*
Peter Joubert
Michael McMahon

Audit committee
Daryl O'Connor *(Chairman)*
Vivienne Mennell
John Roberts

Health, Safety and Environmental Audit Committee
Mike Pleming *(Chairman)*
Michael McMahon
Peter Joubert
Tony Scurr
Dirk Theuninck

Nomination Committee
Vivienne Mennell *(Chairman)*
Peter Joubert
Mike Pleming

Management

Executive Committee

Responsible for the management and co-ordination of the day-to-day operations of the company

Keith Rumble
Chief Executive Officer
David Brown
Executive Director and CFO
Cathie Markus
Executive Director
Les Paton
Executive Director
Derek Engelbrecht
Marketing Executive
Rob Dey
Group Engineering Manager
Ramun Mahadevey
Senior Manager Legal and Secretarial Services
Humphrey Oliphant
Human Resources Executive
Mike Rossouw
Group Consulting Engineer – Asset and Risk
Dirk Theuninck
Operations Executive – Refineries
Paul Visser
Senior General Manager – Rustenburg

Risk Management Committee

Area of responsibility: Minimising risk to assets and income earning capacity

Mike Rossouw *(Chairman)*
David Brown
Rob Dey
Bob Gilmour
Cathie Markus
Chris McDowell
Humphrey Oliphant
Dirk Theuninck
Henk van Veen
Paul Visser

Hedging Committee

Area of responsibility: Hedging metal sales and conversion of foreign exchange proceeds to rands

Keith Rumble *(Chairman)*
David Brown
Derek Engelbrecht
Johan van Deventer

Implats Environmental Management Committee

Area of responsibility: Managing and rectifying the impact which mining and processing have on the environment

Dirk Theuninck *(Chairman)*
Paul Dunne
Pierre Lourens
Cathie Markus
Johan van Deventer
George Watson

Business Development Committee

Area of responsibility: Identifying new business opportunities

Bob Gilmour *(Chairman)*
Rob Dey
Les Paton
Deon Jansen
Dirk Theuninck
Paul Visser

Annual financial statements Contents

Approval of the annual financial statements

The annual financial statements for the year ended 30 June 2003, which appear on pages 75 to 135, have been approved by the board of directors on 28 August 2003.

The directors are responsible for the fair presentation to shareholders of the affairs of the company and of the group as at the end of the financial year, and of the results for the period, as set out in the annual financial statements. The directors are responsible for the overall co-ordination of the preparation and presentation, and for the approval of the financial statements. Responsibility for the initial preparation of these statements has been delegated to the officers of the company and the group.

The auditors are responsible for auditing and reporting on the financial statements in the course of executing their statutory duties. The financial statements have been prepared on a going-concern basis, conform with applicable accounting standards and are presented applying consistent accounting policies supported by reasonable and prudent judgements and estimates. To discharge this responsibility, the group maintains accounting and administrative control systems designed to provide reasonable assurance that assets are safeguarded and that transactions are executed and recorded in accordance with generally accepted business practices and procedures. The accounting policies of the group are set out on pages 90 to 96 of this report.



P G Joubert
Chairman



K C Rumble
Chief Executive Officer

Johannesburg
28 August 2003

Report of the independent auditors

To the members of Impala Platinum Holdings Limited

We have audited the annual financial statements and group annual financial statements of Impala Platinum Holdings Limited set out on pages 75 to 135 for the year ended 30 June 2003. These financial statements are the responsibility of the directors of the company. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with Generally Accepted Auditing Standards in South Africa and in accordance with International Standards on Auditing issued by the International Federation of Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatements. An audit includes:

- Examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements;
- Assessing the accounting principles used and significant estimates made by management; and
- Evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion, the financial statements fairly present, in all material respects, the financial position of the group and of the company at 30 June 2003, and the results of their operations and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practices, International Financial Reporting Standards and in the manner required by the South African Companies Act.

PricewaterhouseCoopers Inc.

PricewaterhouseCoopers Inc
Chartered Accountants (SA)
Registered Accountants and Auditors

Johannesburg
28 August 2003

Certificate by company secretary

I, the undersigned, in my capacity as Group Secretary, do hereby confirm that for the financial year ended 30 June 2003 Implats has lodged with the Registrar of Companies all such returns as are required of a public company in terms of the Company Act 61 of 1973, as amended, and that all such returns are true, correct and up to date.

A M Snashall
Group Secretary

Directors' report

Profile

Business of the company

Impala Platinum Holdings Limited (Implats/the company/group) is principally in the business of producing and supplying platinum group metals (PGMs) to industrial economies. The company's holdings in various mining and exploration activities as at 30 June 2003 are described below:

Company	Short name	Effective Interest %	Activity
Impala Platinum Limited	Impala	100	PGM mining, processing and refining
Impala Refining Services Limited	IRS	100	Purchase of concentrate, smelting, refining and sale of resultant PGM and base metals, and toll refining
Marula Platinum Limited	Marula	100*	PGM mine development
Barplats Investments Limited	Barplats	83	PGM mining at Crocodile River mine, exploration at Kennedy's Vale mine
Two Rivers Platinum (Pty) Limited	Two Rivers	45*	PGM mine development
Zimbabwe Platinum Mines Limited	Zimplats	51**	PGM mining
ZCE Platinum Limited	ZCE	50	PGM mining
Makwiro Platinum Mines (Pvt) Limited	Makwiro	65	PGM mining
Eastern Platinum Limited	EPL	27	PGM mining and processing
Western Platinum Limited	WPL	27	PGM mining, processing and refining
Aquarius Platinum (SA) (Pty) Limited	Aquarius (South Africa)	25	PGM mining and development
Aquarius Platinum Limited	Aquarius	9	PGM mining and development

* Subject to 20% participation by empowerment partners
** Subject to 25% participation by empowerment partners
*** Offer made to minority shareholders to obtain the outstanding balance of shareholding

Capital

Authorised capital

The company's authorised share capital of 100 000 000 ordinary shares of 20 cents each remained unchanged during the year.

Issued capital

During the year 39 737 new ordinary shares were issued in terms of the Implats share option scheme. Following these allotments the issued capital of the company was 66 593 989 ordinary shares of 20 cents each (2002: 66 554 252).

In terms of a resolution passed at the last annual general meeting, the unissued share capital is under the control of the directors until the forthcoming annual general meeting. Shareholders granted a general authority for the company or any of its subsidiaries to acquire up to 10% of the shares issued by the company in terms of the Companies Act and the Listing Requirements of the JSE Securities Exchange South Africa.

In addition, shareholders authorised the directors to issue for cash up to 15% of the company's issued share capital in any one year.

These general authorities expire at the forthcoming annual general meeting. Shareholders will be asked to consider resolutions renewing these general authorities. The proposed resolutions are set out in the notice convening the annual general meeting.

Share incentive scheme

The Implats Share Purchase Trust held 38 700 unallocated shares which were transferred to the share option scheme during the year. These shares were utilised to satisfy the obligations of the share option scheme instead of issuing new shares.

Share option scheme

The directors are authorised to issue, allot or grant options to acquire up to a maximum of 2 177 000 ordinary shares in the unissued share capital of the company in terms of employee share options schemes.

It is proposed to amend the rules of the share option scheme and details of the proposed amendments are set out on page 83.

Details of participation in the share option scheme are set out in Note 30 of the financial statements.

The Trustees of the scheme are Messrs P G Joubert, J V Roberts and J M McMahon.

Investments

Marula Platinum

The Marula Platinum project is developing the Winnaarshoek mineral rights as well as the adjacent properties of Clapham and portions of Driekop and Forrest Hill.

A feasibility study was completed during the year which envisaged the establishment of a platinum mine in two phases. Phase 1 envisages exploitation of the UG2 reef at a mining rate of 170 000 tonnes milled per month (100 000 ounces of platinum per annum) with mining operations commencing in the third quarter of 2003. Phase 2 will expand exploitation of this reef.

The project will be held 80% by Implats with the 20% balance to be held by black economic empowerment participants. Mmakau Mining Limited will hold 10%, 5% will be held by a trust for the benefit of the local commnity and the remaining 5% is allocated for direct investment by members of the local business community.

Aquarius

Aquarius Platinum Limited

The company holds a 8.9% interest in Aquarius Platinum Limited (Aquarius) an Australian and London Stock Exchange-listed company. Aquarius owns 75% of Aquarius Platinum (South Africa) (Pty) Limited with the 25% balance of the shareholding held by Implats.

Aquarius Platinum (South Africa) (Pty) Limited

Implats holds 25% of Aquarius (South Africa), whose operations comprise the Kroondal Platinum, and Marikana mines, the Everest South and North projects and the Chieftain's Plain project.

Zimbabwe operations

Zimplats

The company holds a 30% direct interest in Makwiro Platinum Mines (formerly Hartley Management Company (Pvt) Limited) which comprises the Ngezi open cast mine and the Selous Metallurgical Complex.

The company together with Absa held a 30% equity interest in Australian listed Zimplats. During the year the company acquired an additional 21% stake in Zimplats for R209.2 million (A$35.3 million).

Also during the year, the company acquired Absa's effective 14.82% shareholding in Zimplats for a consideration of R142 million (A$2.20 per share) increasing the company's interest in Zimplats to an effective 50.53%.

Zimplats is registered in Guernsey and is not subject to any takeover laws but the terms of an agreement between Implats and Zimplats provide for an offer to minority shareholders in certain circumstances including an offer recommended by the Zimplats board. The Zimplats board would support an offer in line with an independent expert's valuation. The Zimplats board commissioned an independent expert who estimated a valuation of between A$3.28 and A$4.76 taking account of future growth potential. Accordingly, an offer of A$4.08 per share was extended to Zimplats minority shareholders. The Zimplats board and independent directors recommended that shareholders accept the offer.

The direct (30%) and indirect interest (through Zimplats) in Makwiro is 65%. The Ngezi project is situated 77 kilometres from the Selous Metallurgical Complex and a feasibility study has indicated a 90 000 platinum ounce per annum project over a 19-year life.

ZCE Platinum (Mimosa)

During the year the company increased its shareholding in Mimosa by 15% to 50% at a cost of R130.3 million effective 1 July 2002. Mimosa is in the process of expanding production capacity from 15 000 to 65 000 platinum ounces per annum. The metallurgical plant was commissioned in November 2002 and the mining expansion is expected to be completed by November 2003.

Risk amelioration

The following factors mitigate against the sovereign risk exposure of the Zimbabwean operations, namely:

- The use of off-shore bank accounts for both operations;
- Maiden dividends from both operations have been received in the year under review;
- There is a degree of sovereign risk insurance covering 30% of the 51% held directly in Zimplats; and
- The practical security offered by the contract with IRS.

Two Rivers Platinum

The company holds a 45% interest in the Two Rivers Platinum project with the balance held by Anglovaal Mining Limited ("Avmin"). During the year, a consortium led by Tiso Capital was identified as a suitable black economic empowerment partner. The consortium will acquire a 20% participation in the project by means of debt-funding facilitated by Implats and Avmin. The consortium also has an option to acquire a further 5% interest in the project. Should the consortium acquire the full 25% participation in the project. Implats and Avmin shareholding in the project will be diluted to 33.75% and 41.25% respectively.

Brandrill

During the year, the company disposed of its entire 6.4% interest in Brandrill Limited for a consideration of R0.6 million.

Financial affairs

Results for the year

The results for the year are fully dealt with in the financial statements forming part of the annual report. Refer to pages 86 to 135.

Accounting policies

During the year no changes were made to the group's accounting policies.

Dividends

An interim dividend (No 70) of 900 cents per share was declared on 12 February 2003, and a final dividend (No 71) of 1 750 cents per share was declared on 28 August 2003, payable on 29 September 2003 giving a total dividend of 2 650 cents per share (2002: 3 700 cents per share). These dividends totalled R2 329 million for the year (2002: R2 309 million).

Capital expenditure

Capital expenditure for the year amounted to R1 787 million (2002: R1 250 million). The estimated R2 230 million capital expenditure by Implats envisaged for the 2004 financial year will be funded from internal resources and, if appropriate, borrowings.

Post balance sheet events

No other material events have occurred since the date of these financial statements and the date of approval thereof, the knowledge of which would affect the ability of the users of these statements to make proper evaluations and decisions.

Going concern

The financial statements have been prepared using the appropriate accounting policies, supported by reasonable and prudent judgements and estimates. The directors have a reasonable expectation that the group has adequate resources to continue as a going concern in the foreseeable future.

Joint ventures, associated and subsidiary companies

Information regarding the company's joint ventures, associated companies and subsidiaries is given in notes 15, 37 and Annexure A respectively to the financial statements.

Property

Details of the freehold and leasehold and buildings of the various companies are contained in registers, which are available for inspection at the registered offices of those companies.

Directorate

Composition of the board

During the year, Kgosi L Molotlegi appointed Mr TV Mokgatlha as his alternate director on the board. On 20 June 2003, Kgosi Molotlegi resigned as a director and Mr Mokgatlha was appointed in his stead. Post year-end Mr L J Paton was appointed as an additional executive director on the board. Shareholders will be asked to confirm these appointments at the forthcoming annual general meeting.

The directors who retire at the next general meeting are Ms MV Mennell, Messrs DH Brown, KC Rumble and DM O'Connor; being eligible they offer themselves for re-election.

Interest of directors

The interests of directors in the shares of the company were as follows and did not individually exceed one per cent of the issued share capital or voting control of the company.

	Direct		Indirect	
30 June	**2003**	2002	**2003**	2002
Beneficial	**35 627**	17 020	**14 000**	14 000
M V Mennell	**7 726**	–		
C E Markus	**17 995**	9 420		
D H Brown	**9 306**	7 000		
M F Pleming	**600**	600		
P G Joubert			**14 000**	14 000
Non-beneficial	–	–	–	–

No material change in the aforegoing interests has taken place between 30 June and the date of this report.

The board consists of four independent directors, three non-executive directors and four executive directors.

There were no contracts of significance during or at the end of the financial year in which the directors of the company were materially interested.

Directors' remuneration for the year under review was in aggregate as follows:

30 June 2003 (R000)	Fees	Package	Retirement funds	Other benefits	Bonus	Deferred compensation	Gain on share options	Total
Executive								
KC Rumble	-	2 860	300	548	921	379	–	**5 008**
DH Brown	-	1 474	155	216	344	141	692	**3 022**
CE Markus	-	1 379	150	198	344	141	614	**2 826**
Non-executive								
PG Joubert	226							**226**
TV Mokgatlha	23							**23**
JM McMahon	144							**144**
MV Mennell	156							**156**
L Molotlegi	68							**68**
DM O'Connor	140							**140**
MF Pleming	160							**160**
JV Roberts	160							**160**
	1 077	5 713	605	962	1 609	661	1 306	**11 933**

Note: Other benefits include medical aid contributions, company housing benefits and provision for annual leave entitlements.

Details of share options outstanding and exercised by executive directors are as follows:

Director's name	Balance at 1 July 2002	Allocated during the year	Date of allocation	No. of shares	Date sold	Balance at 30 June 2003	No of shares	Allocation price	First release date
KC Rumble	55 801	2 974	16 Aug 02				44 000	281.00	17 Jul 2003
		5 642	21 Jan 03				11 801	507.00	18 Feb 2004
							2 974	484.10	16 Aug 2004
						64 417	5 642	594.25	21 Jan 2005
DH Brown	24 136	1 198	06 Jun 02	250	28 Aug 02		3 100	146.00	30 Jun 2001
		2 851	16 Aug 02	1 300	10 Sep 02		2 350	200.00	14 Mar 2002
		1 555	21 Jan 02	1 175	14 Mar 03		3 394	344.00	11 Jan 2003
		1 638	05 May 02	1 131	27 Feb 03		1 982	507.00	18 Feb 2002
							9 454	507.00	18 Feb 2004
							1 198	556.00	06 Jun 2004
							2 851	484.10	16 Aug 2004
							1 555	594.25	21 Jan 2005
						27 522	1 638	381.00	05 May 2005
CE Markus	32 210	1 477	06 Jun 02	450	23 Aug 02		2 750	146.00	30 Jan 2001
		2 735	16 Aug 02	8 025	23 Aug 02		5 400	200.00	14 Mar 2002
		41	25 Nov 02	1 375	23 Aug 02		4 075	344.00	11 Jan 2003
		1 498	21 Jan 03				1 908	507.00	18 Jan 2002
		1 865	05 May 03				8 227	507.00	18 Feb 2004
							1 477	556.00	06 Jun 2004
							2 735	484.10	16 Aug 2004
							41	589.99	25 Nov 2004
							1 498	594.25	21 Jan 2005
						29 976	1 865	381.00	05 May 2005

The gains on share options exercised are as follows:

Directors name	Purchased	No. of shares Sold	Total	Allocation price	Market price at time of sale	Gain on share options (R'000)
DH Brown		250	250	146,00	595,00	112
		1 300	1 300	146,00	592,38	580
	1 175	–	1 175	200,00	n/a	*–
	1 131	–	1 131	344,00	n/a	*–
CE Markus	400	50	450	52,50	565,00	*26
	7 175	850	8 025	57,50	565,00	*431
	1 000	375	1 375	146,00	565,00	*157

* excludes any gains on shares purchased as these have not yet been released.

No share options were granted to non-executive directors. Other benefits accruing to executive directors are set out in the Directors' Report.

Directors' fees

In terms of the Articles of Association, the fees for director services are determined by the company in general meeting. Fees for services as a director are currently R90 000 per annum per director with an additional amount of R90 000 for the Chairman. Directors serving on board committees are paid R25 000 per annum as a member of a committee and the Chairman of the committee is paid R50 000 per annum.

In view of the increased responsibilities being placed on directors in terms of the King II report and the revised JSE Listings requirements as well as the need to attract suitable candidates for board appointment, it is proposed to increase directors' fees as follows:

1 July 2003	Member
Board	125 000
Board chairman	400 000*
Audit Committee**	60 000
HSE Committee**	50 000
Nomination Committee**	50 000
Remuneration Committee**	50 000

* Includes fees for attendance at all board committee meetings

** Committee chairman receives double.

These fees have been waived by the executive directors.

Directors' benefits

A group-owned residential property is made available to Mr K C Rumble on a rent-free basis. Mr Rumble has an option to purchase the property at market value at any time while in the employ of the company.

In the event of corporate action giving rise to a loss of office, demotion or the blighting of any career (in the opinion of the Remuneration Committee) of any executive director, that executive director is entitled to a severance package of 24 months' salary.

Amendments to the Implats Share Incentive Trust

Introduction

The Implats Share Incentive Trust (the Trust) was created in September 1994 to facilitate the implementation of the Implats Share Incentive Scheme. In the light of subsequent developments, changes and trends, it has become out of date.

For this reason and others, it is proposed that, subject to the approval of the meeting of shareholders, the Deed of Trust (the Deed) be amended as indicated in the Deed of Amendment. The Deed of Amendment, to which is attached a marked-up draft amended Deed indicating the proposed amendments, is available for inspection at the company's registered office, together with a clean copy of the draft amended Deed, and the Scheme Rules.

The salient features of the amendments are set out below.

Extraordinary distributions

Major corporate actions, such as a share buy-back, unbundling, re-organisation, repayment of share capital or share premium, capitalisation and rights issue, may prejudice participants who have acquired shares pursuant to the Scheme, or have options to acquire shares, where the shares have not yet been delivered or released to them.

To address this, and to align the interests of participants with those of ordinary shareholders, the concept of a "linked asset" is to be introduced and the ability to make share price adjustments is expanded. In relation to a scheme share, further shares, other shares and other assets, including cash, arising from such corporate action (Extraordinary Distribution), may be dealt with, at the discretion of the board, in one of two ways:

Either

- the asset so distributed will be linked to and form part of the scheme share, for the ultimate benefit of the participant; or
- there will not be a linked asset, but the price payable for the scheme share will be adjusted downwards to recognise the diminished value of the scheme.

Where the scheme share:

- has been issued by the company to the trust, prior to its delivery to the participant, the trustees will exercise the votes attached to the share and will receive the asset derived from the extraordinary distribution and hold it for the benefit of the participant. When in due course the participant pays for and takes delivery of the scheme share, the linked assets will also be delivered to him or her. Conversely, if the participant forfeits his or her right to delivery of the scheme share, for example, for reason of resignation or dismissal, the right to the linked assets will also be forfeited;
  or
- is only issued when it is due to be delivered to the participant (as is generally the case), an Extraordinary Distribution made prior to delivery of the scheme share will not be made in respect of that share, but the value of the asset that would have been distributed will be determined per scheme share, and a downward adjustment will be made to the price payable for the scheme share.

Determination of share price

Presently the Deed provides that the price payable by a participant for a scheme share is its middle market price at which the share is traded on the JSE on the trading day preceding the date upon which the board will have resolved to grant, or direct the trustees to grant, the relevant option.

To achieve a more equitable and reasonable price, this is to be changed to provide that the price payable will be not less than the volume weighted average closing price of a share on the JSE on the five trading days immediately preceding the date upon which the board will have resolved to grant, or direct the trustees to grant, the relevant option.

Vesting periods

To conform with prevailing company rules and practice in this regard, the Deed is to be amended to record the shorter periods within which the participants can benefit from the scheme. These shorter periods, introduced in response to changed market norms, were approved by the board in February 1998, and applied from that date. In particular –

- a participant may pay for and obtain delivery of scheme shares as to 25% of the shares purchased after 2 years (presently noted as four years in the Deed), a further 25% after three years (presently six years), a further 25% after four years (presently eight years) and the balance after five years (presently 10 years); and
- a participant must pay for and take delivery of scheme shares within 10 years (presently 12 years).

Other amendments

There are amendments designed to allow for more flexibility. For example, the board is to be given the discretion to allow an extension of the date by which an offer must be accepted (up to a maximum of 90 days) or an option must be exercised. This could be relevant where a share offer or acquisition would otherwise fall within a closed or embargoed period.

There are amendments to remove anomalies and inconsistencies. For example, the Deed presently provides that where a participant fails or refuses to make payment for shares purchased within the 12 (to be changed to 10) year period, the trustees must repurchase the shares from the participant at the cost to him or her. To ensure this is not automatically triggered by mere default on the part of the participant, the amended provision will provide that the trustees have a discretion in these circumstances to either enforce payment or to repurchase, at cost, the shares from the participant.

There are also minor amendments, which are textual or housekeeping in nature. For example, updating the maximum number of scheme shares available in accordance with the current issued share capital of the Company, changing the reference to "The Johannesburg Stock Exchange" to "The JSE Securities Exchange South Africa", changing the reference to the "Supreme Court" to the "High Court" and removing obsolete and irrelevant provisions and references.

The ordinary resolution required to approve the changes to the Share Incentive Trust is set out in the notice of meeting.

Administration

Special resolution

Acquisition of shares

On 15 July 2002 a special resolution was passed allowing the company and its subsidiaries to acquire shares in the company subject to the Companies Act 1973 and the listing requirements of the JSE Securities Exchange South Africa. At the last annual general meeting, this authority was extended by special resolution to the date of the next annual general meeting provided that it may not extend beyond 15 months from the date of granting of the authority.

Articles of Association

The Articles of Association of the company provide for a maximum of 14 directors on the board. It is proposed to amend the Articles of Association by special resolution to allow for the appointment of a maximum number of 16 directors on the board. In addition, it is proposed to amend the Articles of Association to change the manner in which directors resolutions are approved. Directors resolutions currently require approval of all the directors and it is proposed to change to approval by a majority of directors. The proposed amendments to the articles and the special resolution are set out in the notice to shareholders on page 136.

Financial, administrative and technical advisers

In terms of a service agreement, Impala Platinum Limited acts as financial, administrative and technical advisors to the Implats group during the year on a fee basis. Messrs D H Brown, P G Joubert, J M McMahon, K C Rumble and Ms C E Markus had an interest in this contract to the extent that they are directors of Impala and of the company, but they do not beneficially own any shares in Impala and do not receive any fees.

Secretaries

Mr A M Snashall acted as Secretary to Implats and Impala, and Impala acted as Secretaries to other subsidiaries in the Implats group. The business and postal addresses of the Secretaries are set out on page 144.

London Secretaries

The business and postal addresses of the London Secretaries are set out on page 144.

Public Officer

Mr J van Deventer acted as public officer for the group for the year under review.

Consolidated income statement

Implats group – Year ended 30 June 2003

(all amounts in rand millions)	Notes	Year ended 30 June 2003	2002
Sales	1	11 807.0	11 901.5
On-mine operations	2	(3 251.1)	(2 567.5)
Concentrating and smelting operations	3	(801.1)	(642.6)
Refining operations	4	(411.5)	(354.7)
Amortisation of mining assets		(452.4)	(248.8)
Metals purchased		(1 474.1)	(1 883.4)
Other operating expenses	5	(252.6)	(203.9)
(Increase)/decrease in metal inventories		(133.1)	136.0
Total operating expenses		(6 775.9)	(5 764.9)
Profit from operations		5 031.1	6 136.6
Net foreign exchange transaction (losses)/gains		(328.8)	130.8
Other expenses	7	(54.7)	(98.0)
Finance income – net	8	285.8	265.5
Share of results of associates before tax	9	1 039.3	1 102.9
Royalty expense		(598.0)	(804.4)
Profit before tax	10	5 374.7	6 733.4
Income tax expense	11	(1 936.4)	2 142.0
Profit before minority interest		3 438.3	4 591.4
Minority interest	31	(23.2)	(9.9)
Net profit		3 415.1	4 581.5
Earnings per share (expressed in cents per share)	12		
– basic		5 131	6 902
– diluted		5 119	6 881
Headline earnings per share (expressed in cents per share)	12		
– basic		5 140	6 877
– diluted		5 128	6 856
Dividends to group shareholders	13		
– final dividend June 2003/2 proposed (cents per share)		1 750	2 600
– interim dividend December 2002/1 paid (cents per share)		900	1 100
		2 650	3 700

Consolidated balance sheet

Implats group – Year ended 30 June 2003

(all amounts in rand millions)	Notes	As at 30 June 2003	2002
ASSETS			
Non-current assets			
Property, plant and equipment	14	**8 808.9**	6 218.4
Investments in associates and joint ventures	15	**2 208.9**	2 502.8
Available-for-sale-investments	16	**229.7**	426.3
Held-to-maturity-investment	17	**74.9**	60.9
Receivables and prepayments	18	**68.8**	115.7
		11 391.2	9 324.1
Current assets			
Inventories	19	**847.4**	920.1
Receivables and prepayments	20	**1 706.2**	1 377.9
Cash and cash equivalents	21	**2 324.5**	3 150.3
		4 878.1	5 448.3
Total assets		**16 269.3**	14 772.4
SHAREHOLDERS' EQUITY			
Ordinary shares	30	**13.3**	13.3
Share premium	30	**604.5**	589.6
Fair value and other reserves	32	**38.8**	545.7
Retained earnings		**9 220.8**	8 135.4
Total shareholders' equity		**9 877.4**	9 284.0
Minority interest	31	**418.9**	61.6
LIABILITIES			
Non-current liabilities			
Borrowings	22	**62.7**	86.3
Deferred tax liabilities	23	**1 886.7**	1 389.6
Retirement benefit obligations	24	**63.5**	66.9
Provisions	25	**200.2**	140.6
		2 213.1	1 683.4
Current liabilities			
Trade and other payables	26	**2 844.5**	2 458.1
Current tax liabilities		**710.7**	1 258.5
Borrowings	22	**204.7**	26.8
		3 759.9	3 743.4
Total liabilities		**5 973.0**	5 426.8
Total equity and liabilities		**16 269.3**	14 772.4

These financial statements have been approved for issue by the board of directors on 28 August 2003.

Consolidated statement of changes in shareholders' equity

Implats group – Year ended 30 June 2003

(all amounts in rand millions)	Notes	Share capital	Share premium	Fair value and other reserves	Retained earnings	Total
Balance at 30 June 2001		13.3	562.8	285.1	5 863.2	6 724.4
Market value adjustment of available-for-sale-investments	32			107.8		107.8
Currency and translation adjustment on foreign investments	32			152.8		152.8
Net gains not recognised in net profit				260.6		260.6
Dividend relating to 2001	13				(1 579.1)	(1 579.1)
Dividend relating to 2002	13				(730.2)	(730.2)
Net profit					4 581.5	4 581.5
Issue of share capital – share options	30	–	26.8			26.8
Balance at 30 June 2002		13.3	589.6	545.7	8 135.4	9 284.0
Market value adjustment of available-for-sale-investments	32			(192.8)		(192.8)
Currency and translation adjustment on foreign investments	32			(314.1)		(314.1)
Net losses not recognised in net profit				(506.9)		(506.9)
Dividend relating to 2002	13				(1 730.4)	(1 730.4)
Dividend relating to 2003	13				(599.3)	(599.3)
Net profit					3 415.1	3 415.1
Issue of share capital – share options	30	–	14.9			14.9
		–	14.9	(506.9)	1 085.4	593.4
Balance at 30 June 2003		**13.3**	**604.5**	**38.8**	**9 220.8**	**9 877.4**

Consolidated cash flow statements

Implats group – Year ended 30 June 2003

(all amounts in rand millions)	Notes	Year ended 30 June 2003	2002
Cash flows from operating activities			
Cash generated from operations	33	**4 357.4**	5 617.0
Interest paid		**(20.7)**	(15.7)
Tax paid		**(1 823.5)**	(1 733.3)
Net cash from operating activities		**2 513.2**	3 868.0
Cash flows from investing activities			
Acquisition of subsidiary and joint venture, net of cash acquired	34	**(110.4)**	–
Purchase of property, plant and equipment	14	**(1 754.9)**	(1 256.0)
Proceeds from fixed assets disposed	14	**43.3**	10.0
Purchase of investments in associates	15	**492.8**	(1 114.0)
Loans repaid	18	**18.5**	120.6
Payments made for post-retirement benefits	24	**(6.7)**	(2.2)
Payments made for rehabilitation	25	**(15.4)**	–
Payments made to environmental trust	25	**(8.9)**	(9.0)
Interest received		**301.4**	287.2
Dividends received		**192.4**	515.1
Net cash used in investing activities		**(847.9)**	(1 448.3)
Cash flows from financing activities			
Issue of ordinary shares	30	**14.9**	26.8
(Repayments)/proceeds from short-term borrowings	22	**(152.7)**	2.3
Repayments of long-term borrowings	22	**(23.6)**	(26.8)
Dividends paid to group shareholders		**(2 329.7)**	(2 309.3)
Net cash used in financing activities		**(2 491.1)**	(2 307.0)
Net (decrease)/increase in cash and cash equivalents		**(825.8)**	112.7
Cash and cash equivalents at beginning of year	21	**3 150.3**	3 037.6
Cash and cash equivalents at end of year	21	**2 324.5**	3 150.3

Accounting policies index

Implats group – Year ended 30 June 2003

Index to accounting policies

Accounting policies

The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below:

1 Basis of preparation

The consolidated financial statements are prepared on the historical cost basis, modified by the revaluation of investment property, available-for-sale investment securities, financial assets and financial liabilities held for trading. The principal accounting policies used by the group which are in accordance with International Financial Reporting Standards of the International Accounting Standards Board, South African Statements of Generally Accepted Accounting Practice and the South African Companies Act, are consistent with those of the previous year and are set out below.

2 Group accounting

The consolidated financial statements include those of Impala Platinum Holdings Limited, its subsidiaries, associates and joint ventures.

Subsidiaries

Subsidiary undertakings are those companies in which the group, directly or indirectly, has an interest of more than one half of the voting rights or otherwise has power to exercise control over the operations. Subsidiaries are consolidated from the date on which effective control is transferred to the group and are no longer consolidated from date that control ceases. Intercompany profits and sales are eliminated on consolidation and sales revenue and profit figures relate to external transactions only.

Subsidiary undertakings are accounted for at cost in the company.

Associates

Investments in associated undertakings are accounted for by the equity method of accounting in the group. These are undertakings in which the group has a long-term interest and over which it exercises significant influence but not control.

Equity accounting involves recognising in the income statement the group's share of the associate's post-acquisition profit or loss for the year. Provisions are recorded for impairment in value.

The group's interest in the associate is carried in the balance sheet at an amount that reflects its share of the net assets of the associate and includes the unamortised portion of the excess or deficit of the purchase price over the fair value of attributable assets of the associate at date of acquisition. In addition, the carrying value of the investment in foreign associates includes any exchange differences arising on translation.

Associated undertakings are accounted for at cost in the company.

Joint ventures

The group's interest in jointly controlled entities are accounted for by proportionate consolidation. The group combines its share of the joint ventures' individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the group's financial statements. The group recognises the portion of gains or losses on the sale of assets by the group to the joint venture that is attributable to the other venturers. The group does not recognise its share of profits or losses from the joint venture that result from the purchase of assets by the group from the joint venture until it resells the assets to an independent party. However, if a loss on the transaction provides evidence of a reduction in the net realisable value of current assets or an impairment loss, the loss is recognised immediately.

Joint ventures are accounted for at cost in the company.

3 Foreign currency translation

Measurement currency

Items included in the financial statements of each entity in the group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity. The consolidated financial statements are presented in South African rand, which is the measurement currency of Impala Platinum Holdings Limited.

Group companies

Income statements of foreign subsidiaries, associates and joint ventures are translated to rand at average exchange rates for the year and the balance sheets are translated at rates ruling at the balance sheet date. The exchange differences arising on translation of assets and liabilities of foreign subsidiaries and associates are transferred directly to other reserves. On disposal of the foreign entity such translation differences are recognised in the income statement as part of the gain or loss on sale.

Transactions and balances

Foreign currency transactions are accounted for at the rates of exchange ruling at the date of the transaction. Monetary assets and liabilities are translated at year end exchange rates. Gains and losses arising on settlement of such transactions and from translation of foreign currency monetary assets and liabilities are recognised in the income statement.

Goodwill and fair value adjustments arising on acquisition of foreign subsidiaries and associates are treated as assets and liabilities of the company.

4 Investments

The group classifies its investments in debt and equity securities into the following categories: trading, held-to-maturity and available-for-sale. The classification is dependent on the purpose for which the investments were acquired. Management determines the classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis. Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading investments and included in current assets. Investments with a fixed maturity that management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets, except for maturities within 12 months from the balance sheet date which are classified as current assets.

Investments intended to be held for an indifinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale; and are included in non-current assets unless management has the express intention of holding the investment for less than 12 months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets.

Purchases and sales of investments are recognised on the trade date, which is the date that the group commits to purchase or sell the asset. Cost of purchase includes transaction costs. Trading and available-for-sale investments are subsequently carried at fair value. Held-to-maturity investments are carried at amortised cost using the effective yield method. Realised and unrealised gains and losses arising from changes in the fair value of trading investments are included in the income statement in the period in which they arise.

Unrealised gains and losses arising from changes in the fair value of securities classified as available-for-sale are recognised in equity. The fair value of investments are based on quoted bid prices or amounts derived from cash flow models. Fair values for unlisted equity securities are estimated using applicable ratios refined to reflect the specific circumstances of the issuer. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses from investment securities.

5 Property, plant and equipment

Mining assets

Mining assets are recorded at cost less accumulated depreciation and less any accumulated impairment losses. Expenditure, including evaluation costs, incurred to establish or expand productive capacity, to support and maintain that productive capacity and net working costs incurred on mines prior to the commencement of commercial levels of production, are capitalised to mining assets. Interest on borrowings, specifically to finance establishment of mining assets, is capitalised until commercial levels of production are achieved.

Mining assets are amortised using the units-of-production method based on estimated economically recoverable proved and probable mineral reserves, limited to maximum period of 25 years.

Mining exploration

Expenditure on mining exploration in new areas of interest is charged against income as incurred. Costs related to property acquisitions, surface and mineral rights are capitalised and are recorded at cost less any accumulated impairment losses.

Other fixed assets

Other fixed non-mining assets are recorded at cost less accumulated depreciation and less any accumulated impairment losses. Assets are depreciated on the straight line basis over their useful lives at the following annual rates:

Rolling stock, heavy vehicles and earth moving equipment	10 years
Motor vehicles	5 years
Information technology assets and software	3 years

Freehold properties are not depreciated.

Impairment

The recoverability of the long-term assets is reviewed by management on a regular basis, based on estimates of future discounted cash flows. The discount rate used is the groups' weighted average cost of capital as determined by the capital asset pricing model. Assets are considered to be impaired when the higher of the assets' net selling price and its value in use is less than the carrying amount. These estimates are subject to risks and uncertainties, including future metal prices and exchange rates. It is therefore possible that changes could occur which may affect the recoverability of the mining assets. The recoverable amounts of non-mining assets are determined by reference to market values. Where the value in use is less than the estimated net book value, the impairment is charged against income to reduce the carrying value to the recoverable amount of the asset. The revised carrying amounts are amortised over the remaining lives of such affected assets.

6 Intangible assets

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the group's share of the net assets of the acquired subsidiaries, associates and joint ventures at the date of acquisition. Goodwill on acquisitions of subsidiaries and joint ventures is included in intangible assets.

Goodwill is amortised using the straight-line method over its estimated useful life. Management determines the estimated useful life of goodwill based on its evaluation of the respective companies at the time of the acquisition, considering factors such as the remaining life-of-mine, potential growth and other factors inherent in the acquired companies. Goodwill arising on major strategic acquisitions of the group to expand its product or geographical market coverage is amortised over a maximum period of 25 years.

At each balance sheet date the group assesses whether there is any indication of impairment. If such indications exist or if the goodwill is being amortised over a period of more than 20 years, an analysis is performed to assess whether the carrying amount of goodwill is fully recoverable. A write-down is made if the carrying amount exceeds the recoverable amount.

The gain or loss on disposal of an entity includes the carrying amount of goodwill relating to the subsidiary or associate sold.

Negative goodwill

Negative goodwill represents the excess of the fair value of the groups' share of the net assets of the acquired subsidiary or associate over the cost of the acquisition at the date of acquisition.

Negative goodwill that relates to expected future losses or expenses identified on evaluation of the respective companies at the time of the acquisition and which can be measured reliably, is recognised as income when the future losses or expenses occur. The remaining portion of negative goodwill, not exceeding the fair value of acquired identifiable non-monetary assets, is recognised as income using the straight-line method over its estimated useful life, not exceeding 25 years. Negative goodwill that relates to an excess over the fair value of the acquired non-monetary assets is recognised as income at the date of the acquisition.

7 Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are included within borrowings in current liabilities on the balance sheet.

8 Leases

Leases of property, plant and equipment where the group assumes substantially all of the benefits and risks of ownership are classified as finance leases. Finance leases are capitalised at the estimated present value of the underlying lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the balance outstanding. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element is expensed to the income statement, as a finance charge, over the lease period.

The property, plant and equipment acquired under finance leasing contracts is amortised in terms of the group accounting policy. (Paragraph 5).

Leases of assets under which all the risks and benefits of ownership are effectively retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement in the period in which they occur. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

9 Inventories

Metal inventories

Platinum, palladium and rhodium are treated as main products and other platinum group and base metals produced as by-products. Metals mined by the group, including in-process metal contained in matte produced by the smelter and precious metals concentrate in the base and precious metal refineries, are valued at the lower of average cost of production and estimated net realisable value. Quantities of in-process metals are based on latest available assays. The average cost of production is taken as total costs incurred on mining and refining, including amortisation, less net revenue from the sale of by-products, allocated to main products on a units produced basis. Refined by-products are valued at their estimated net realisable value. Stocks of platinum group metals purchased or recycled by the group are valued at the lower of cost and estimated net realisable value.

Stores and materials

Stores and materials are valued at the lower of cost and net realisable value, on a first-in-first-out basis. Obsolete, redundant and slow moving stores are identified and written down to economic or realisable values.

10 Financial instruments

Financial instruments carried on the balance sheet include cash and bank balances, money market instruments, investments, receivables, trade creditors, metal leases, borrowings and forward commitments.
The group participates in financial instruments that reduce risk to foreign currency and future metal price fluctuations. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

11 Derivative instruments

Metal futures, options and lease contracts are entered into to preserve and enhance future revenue streams. These contracts are initially recorded on the balance sheet at cost with any subsequent changes in their fair value recorded as a mark-to-market adjustment in the income statement.

Forward exchange contracts are entered into to hedge anticipated future transactions. These instruments are marked-to-market at financial reporting dates and changes in their fair values are included in financial income. Gains or losses on contracts maturing between reporting dates are recognised as financial income at maturity.

12 Trade receivables

Trade receivables are carried at anticipated realisable value. An estimate is made for doubtful receivables based on a review of all outstanding amounts at year end. Bad debts are written off during the year in which they are identified.

13 Borrowing costs

Borrowing costs are charged to net financial income. When borrowings are utilised to fund qualifying capital expenditure, such borrowings costs that are directly attributable to the capital expenditure are capitalised in the period in which the capital expenditure and related borrowing costs are incurred.

14 Provisions

Provisions are recognised when the group has a present legal or constructive obligation as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

15 Segment reporting

The group is an integrated PGM and associated base metal producer. On a primary basis, the business segments are:

- mine-to-market primary PGM producer, including marketing of metals produced by the group;
- mine-to-concentrate local and foreign primary PGM producers; and
- toll refiner for third party material.

16 Employee post-retirement obligations

Defined benefit and defined contribution retirement plans

The group operates or participates in a number of defined benefit and defined contribution retirement plans for the group's employees. The pension plans are funded by payments from the employees and by the relevant group companies and charged to income as incurred. The assets of the different plans are held by independently managed trust funds. These funds are governed by either the South African Pension Fund Act of 1956 or Zimbabwean law. The defined benefit plans are multi-employer plans, where sufficient information is not available to account for them as defined benefit plans, and they are in substance accounted for as defined contribution plans. Defined benefit plans are subject to actuarial valuations at intervals of no more than three years.

Medical liability

The group provides post-retirement healthcare benefits to qualifying employees and retirees. The expected costs of these benefits are accrued over the period of employment. Valuations of these obligations are carried out annually by independent qualified actuaries. Actuarial gains or losses as a result of these valuations, are recognised in the income statement as incurred.

17 Deferred tax

Deferred tax liabilities or assets are recognised by applying current corporate tax rates to the temporary differences existing at each balance sheet date between the tax values of assets and liabilities and their carrying amounts where such temporary differences are expected to result in taxable or deductible amounts in determining taxable profits for future periods when the carrying amount of the assets or liability is recovered or settled.

The principal temporary differences arise from amortisation and depreciation on property, plant and equipment, provisions, post-retirement benefits and tax losses carried forward. Deferred tax assets relating to the carry forward of unused tax losses are recognised to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilised.

18 Environmental obligations

Rehabilitation costs

The net present value of future rehabilitation cost estimates are recognised and provided for in full in the financial statements. The estimates are reviewed annually to take into account the effects of inflation and changes in the estimates are discounted using rates that reflect the time value of money.

Annual increases in the provision are charged to income and are split between finance costs relating to the change in the present value of the provision, inflationary increases in the provision and changes in the estimates. The present value of additional environmental disturbances created are capitalised to mining assets along with a corresponding increase in the rehabilitation provision. The rehabilitation asset is amortised in terms of the group's accounting policy (Refer paragraph 5). Rehabilitation projects undertaken, included in the estimates, are charged to the provision as incurred.

Ongoing rehabilitation cost

The cost of the ongoing current programmes to prevent and control pollution is charged against income as incurred.

Impala Pollution, Rehabilitation and Closure Trust Fund

Annual contributions are made to this trust fund, created in accordance with statutory requirements, to provide for the estimated cost of rehabilitation during and at the end of the life of Impala Platinum Limited's mines. Income earned on monies paid to the trust is accounted for as investment income. The funds contributed to the trust are included under held-to-maturity-investments.

19 Revenue recognition

Revenue

Revenue comprises the rand amount received and receivable from customers in respect of the supply of metals mined, metals purchased and toll income received by the group. Revenue is recognised when the risks and rewards of ownership transfer, net of sales taxes and discounts. Toll refining income is recognised at date of declaration or despatch of metal from the refinery in accordance with the relevant agreements with customers.

Interest income

Interest income is recognised as it accrues, taking into account the effective yield on the asset, unless collectibility is in doubt.

Dividend income

Dividend income is recognised when the shareholder's right to receive payment is established, at the last date of registration.

20 Comparatives

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

Notes to the consolidated financial statements

Index to the notes to the consolidated financial statements

Notes to the company financial statements

Index to the notes to the company financial statements

(In the notes all amounts are shown in rand millions unless otherwise stated)	Impala Platinum	Barplats	Zimbabwe Operations	Impala Refining Services	Inter segment adjustment	Total
1 Segment information						
Primary reporting format – business segments						
Year ended 30 June 2003						
Sales from:						
Metals mined	8 877.5		38.0			**8 915.5**
Metals purchased	2 463.2			2 695.6	(2 445.5)	**2 713.3**
Toll income				218.2	(40.0)	**178.2**
Inter-company concentrate sales		154.6	658.1		(812.7)	**–**
Total sales	11 340.7	154.6	696.1	2 913.8	(3 298.2)	**11 807.0**
Segment operating expenses for:						
Metals mined	4 330.1	198.2	529.2		(40.0)	**5 017.5**
Metals purchased	2 448.9			2 283.4	(3 258.2)	**1 474.1**
Other cost				151.2		**151.2**
Gross cost	6 779.0	198.2	529.2	2 434.6	(3 298.2)	**6 642.8**
Adjusted for decrease/(increase) in metal inventories	124.9		(17.5)	(12.1)	37.8	**133.1**
Total operating expenses	6 903.9	198.2	511.7	2 422.5	(3 260.4)	**6 775.9**
Profit from operations	4 436.8	(43.6)	184.4	491.3	(37.8)	**5 031.1**
Segment assets	11 990.6	248.7	1 276.3	1 502.2	(957.4)	**14 060.4**
Associates						**2 208.9**
Total assets						**16 269.3**
Segment liabilities	4 701.2	145.2	376.3	829.2	(78.9)	**5 973.0**
Total liabilities						**5 973.0**
Other segment items					**Other**	
Capital expenditure	1 565.7	51.0	112.2		58.0	**1 786.9**
Depreciation	2.3			1.2		**3.5**
Amortisation	344.0	45.3	63.1			**452.4**
Other non-cash expenses	897.7	10.1	16.8	8.0		**932.6**
Statistical information:						
Total metals produced						
Platinum (000oz)	1 040			633		**1 673**
Palladium (000oz)	478			415		**893**
Rhodium (000oz)	134			81		**215**
Nickel (000 tonnes)	8.0			6.7		**14.7**
PGM in concentrate produced included in IRS refined metal (000oz)		48.8	180.6			**229.4**
Gross Margin analysis						
Metals mined (%)	49.8					**49.8**
Metals purchased – Impala (%)	0.6					**0.6**
Metals purchased – Impala Refining Services (%)				16.9		**16.9**
Inter-company concentrate sales (%)		(28.2)	26.5			**16.6**

		Impala Platinum	Barplats	Zimbabwe Operations	Impala Refining Services	Inter segment adjustment	Total
1 Segment information (continued)							
Primary reporting format – business segments							
Year ended 30 June 2002							
Sales from:							
Metals mined		9 340.1					**9 340.1**
Metals purchased		2 143.1			2 136.7	(1 878.5)	**2 401.3**
Toll income					160.1		**160.1**
Inter-company concentrate sales			265.8			(265.8)	**–**
Total sales		11 483.2	265.8		2 296.8	(2 144.3)	**11 901.5**
Segment operating expenses for:							
Metals mined		3 753.3	193.2				**3 946.5**
Metals purchased		2 023.8			2 003.9	(2 144.3)	**1 883.4**
Other cost					71.0		**71.0**
Gross cost		5 777.1	193.2		2 074.9	(2 144.3)	**5 900.9**
Adjusted for decrease/(increase) in metal inventories		122.6			(226.8)	(31.8)	**(136.0)**
Total operating expenses		5 899.7	193.2		1 848.1	(2 176.1)	**5 764.9**
Profit from operations		5 583.5	72.6		448.7	31.8	**6 136.6**
Segment assets		10 730.2	289.2		1 696.0	(445.8)	**12 269.6**
Associates							**2 502.8**
Total assets							**14 772.4**
Segment liabilities		4 723.9	120.0		933.2	(350.3)	**5 426.8**
Total liabilities							**5 426.8**
Other segment items						**Other**	
Capital expenditure		1 008.9	68.6			172.7	**1 250.2**
Depreciation		5.5			0.8		**6.3**
Amortisation		207.0	41.8				**248.8**
Other non-cash expenses		1 026.0	3.3		5.7		**1 035.0**
Statistical information:							
Total metals produced							
Platinum	(000oz)	1 025			362		**1 387**
Palladium	(000oz)	489			243		**732**
Rhodium	(000oz)	123			54		**177**
Nickel	(000 tonnes)	7.7			5.3		**13.0**
PGM in concentrate produced included in IRS refined metal	(000oz)		75.9				**75.9**
Gross margin analysis							
Metals mined	(%)	58.5					**58.5**
Metals purchased – Impala	(%)	5.6					**5.6**
Metals purchased – Impala Refining Services	(%)				19.5		**19.5**
Inter-company concentrate sales	(%)		27.3				**27.3**

1 Segment information (continued)

Notes to business segment analysis:

Sales

Metals mined

Reflect the mine-to-market sales primarily from the Impala lease area.

Metals purchased

Revenue from metals purchased is recognised within two separate legal entities:

- for Impala Platinum this incorporates sales of metals purchased principally from Impala Refining Services.
- for Impala Refining Services this includes sales from purchases of metals from third party refining customers. The majority of sales are to Impala Platinum and a portion directly to the market.

Toll income

Fees earned by Impala Refining Services for treatment of metals from third party refining customers.

Intercompany concentrate sales

Sales of concentrate from Barplats and Zimbabwe mining activities to Impala Refining Services.

Segment operating expenses for:

Gross cost

Comprises total costs associated with the mining, refining and purchase of metals.

Inter-segment adjustments

Elimination of inter-segment sales, purchases and unrealised profit in the group.

Segment assets

The operating assets, fixed, current and non-current, employed to generate segment revenue.

Impala Refining Services uses the Impala Platinum Limited processing assets for which it is charged a market related fee.

Segment liabilities

The operating liabilities, current and non-current, resulting from segment operating activities.

Inter-segment transfers

Inter-segment transfers are based on market related prices.

Secondary reporting format – geographical segments

Although the group's four business segments are managed on a worldwide basis, they operate in two geographical areas. South Africa is the home country of the parent company which is also the main operating company. The areas of operation are principally mining and toll refining activities in South Africa and Zimbabwe.

Analysis of sales by destination	2003	2002
Main products		
North America	**2 987.9**	3 491.2
Asia	**3 467.0**	3 243.8
Europe	**1 489.6**	1 537.2
South Africa	**1 629.3**	2 339.4
	9 573.8	10 611.6
By-products		
North America	**232.5**	249.3
Asia	**235.7**	136.7
Europe	**134.7**	177.9
South Africa	**1 452.1**	565.9
	2 055.0	1 129.8

1 Segment information (continued)

	2003	2002
Toll income		
North America	**8.1**	8.1
Asia	**1.5**	1.5
Europe	**20.1**	20.2
South Africa	**148.5**	130.3
	178.2	160.1
	11 807.0	11 901.5

The sales revenue and toll income segments are determined by reference to the country in which the customer is located. Zimbabwe operations did not contribute more than 10% of consolidated sales.

Analysis of sales by category

	2003	2002
Sales of goods		
Precious metals	**10 569.8**	10 957.9
Base metals	**1 059.0**	783.5
Revenue from services		
Toll refining	**178.2**	160.1
	11 807.0	11 901.5

Other segment information

	Sales		Total assets		Capital expenditure	
	2003	2002	**2003**	2002	**2003**	2002
South Africa	**11 769.0**	11 901.5	**12 776.40**	12 259.5	**1 674.7**	1 250.2
Zimbabwe	**38.0**	–	**1 276.3**	–	**112.2**	–
Other	**–**	–	**7.7**	10.1		
Investment in associates			**2 208.9**	2 502.8		
	11 807.0	11 901.5	**16 269.3**	14 772.4	**1 786.9**	1 250.2

Total assets and capital expenditure are reflected where the assets are located.

2 On-mine operations

	2003	2002
On-mine costs exclude amortisation and comprise the following principal categories:		
Labour	**1 866.3**	1 615.4
Materials and other mining costs	**1 162.4**	731.3
Utilities	**122.4**	128.0
Contract mining	**100.0**	92.8
	3 251.1	2 567.5

3 Concentrating and smelting operations

Concentrating and smelting costs exclude amortisation and comprise the following principal categories:

Labour	**145.2**	116.6
Materials and other costs	**426.1**	320.8
Utilities	**185.3**	155.0
Contract concentrating	**44.5**	50.2
	801.1	642.6

		2003	2002
4	**Refining operations**	**2003**	2002
	Refining costs exclude amortisation and comprise the following principal categories:		
	Labour	**176.7**	150.4
	Materials and other costs	**199.7**	171.7
	Utilities	**35.1**	32.6
		411.5	354.7
5	**Other operating expenses**		
	Other costs comprise the following principal categories:		
	Corporate office		
	Staff costs	**42.9**	34.1
	Other	**31.1**	29.6
		74.0	63.7
	Selling and promotional expenses	**89.2**	87.9
	Rehabilitation provision – inflation adjustment (Note 25)	**16.4**	5.4
	Other costs	**73.0**	46.9
		252.6	203.9
6	**Staff costs**		
	Employment costs (Note 2, 3, 4 and 5)		
	Wages and salaries	**2 162.4**	1 774.4
	Pension costs – defined contribution plans (Note 24)	**56.0**	128.7
	Pension costs – defined benefit plans (Note 24)	**9.6**	10.3
	Other post retirement benefits (Note 24)	**3.3**	3.1
		2 231.3	1 916.5
	Average weekly number of employees in the group	**31 588**	27 932
	Incorporating the employees of the Zimbabwe operations in 2003		
7	**Other expenses**		
	Exploration expenditure	**38.6**	51.2
	Impairment of investment in Brandrill Limited (Note 16)	**–**	27.7
	Recoupment of investment in Brandrill Limited (Note 16)	**(0.6)**	–
	Profit on sale of Kroondal shares	**–**	(53.5)
	Self-insurance layer	**–**	50.0
	Amortisation of goodwill arising on acquisition of associates	**6.8**	9.2
	Other	**9.9**	13.4
		54.7	98.0
8	**Finance income – net**		
	Net finance income consists of the following principal categories:		
	Interest expense		
	Bank borrowings	**(7.8)**	(5.2)
	Debentures	**(10.5)**	(10.0)
	Rehabilitation provision – present value adjustment (Note 25)	**(12.6)**	(2.9)
	Other	**(2.4)**	(0.5)
		(33.3)	(18.6)

8 Finance income – net (continued)

	2003	2002
Interest income		
Short-term bank deposits	**251.4**	210.7
Loans and advances	**32.9**	38.6
Settlement discounts	**10.7**	7.4
Employees	**7.5**	4.2
Interest-bearing securities	**5.1**	4.1
Other	**0.9**	4.1
	308.5	269.1
Dividends received	**16.2**	14.5
Lease of metal	**2.4**	3.6
Fair value losses on financial instruments	**(8.0)**	(3.1)
	10.6	15.0
Total finance income – net	**285.8**	265.5

9 Share of results of associates before tax

Lonplats (comprising Western Platinum Limited and Eastern Platinum Limited) (Note 15 i)	**935.4**	1 112.5
Makwiro Platinum Mines (Private) Limited (Note 15 ii)	**27.2**	(6.4)
Zimbabwe Platinum Mines Limited (Note 15 iii)	**16.7**	(2.7)
ZCE Platinum Limited (Note 15 iv)	**7.6**	21.7
Aquarius Platinum (South Africa) (Proprietary) Limited (Note 15 vi)	**52.4**	(22.2)
	1 039.3	1 102.9

10 Profit before tax

The following items have been charged in arriving at profit before tax:

Auditors' remuneration		
Fees for audit services	**2.3**	1.8
Fees for other services	**0.3**	–
Provisions		
Post-retirement medical benefits (Note 24)	**3.3**	3.1
Environmental rehabilitation charge (Note 25)	**31.6**	8.3
Amortisation of assets		
Intangible assets – goodwill included in other expense (Note 7)	**6.8**	9.2
Mining assets (Note 14)	**452.4**	248.8
Depreciation of other assets (Note 14)	**3.5**	6.3
Repairs and maintenance expenditure on property, plant and equipment	**141.3**	145.2
Operating lease rentals	**1.5**	–
Professional fees	**49.4**	86.8
Staff costs (Note 6)	**2 231.3**	1916.5

11 Income tax expense

	2003	2002
Current tax		
Mining	724.1	1 177.1
Non-mining	188.6	304.3
Prior year under/(over) provision	1.6	(190.4)
	914.3	1 291.0
Deferred tax (Note 24)		
Current year	400.8	233.5
Share of tax of associates		
Lonplats (comprising Western Platinum Limited and Eastern Platinum Limited) (Note 15 i)	281.7	395.2
Makwiro Platinum Mines (Private) Limited (Note 15 ii)	2.2	2.2
Zimbabwe Platinum Mines Limited (Note 15 iii)	(0.3)	1.6
ZCE Platinum Limited (Note 15 iv)	11.6	–
Aquarius Platinum (South Africa) (Proprietary) Limited (Note 15 vi)	19.1	6.6
	314.3	405.6
Secondary tax on companies	251.0	208.1
Foreign tax	55.6	3.8
Capital gains tax	0.4	–
	307.0	211.9
Tax for the year	1 936.4	2 142.0

The tax of the group's profit differs as follows from the theoretical charge that would arise using the basic tax rate:

	%	%
Normal tax rate for companies	30.0	30.0
Adjusted for:		
Disallowable expenditure	1.2	0.4
Effect of different tax rates of associates	–	1.1
Exempt income	0.1	–
Prior year overprovision	–	(2.8)
Secondary tax on companies	4.7	3.1
Effective tax rate	36.0	31.8

12 Earnings per share

Basic earnings per share is calculated by dividing the net profit by the weighted average number of ordinary shares in issue during the year.

	2003	2002
Net profit	3 415.1	4 581.5
Weighted average number of ordinary shares in issue (millions)	66.562	66.377
Basic earnings per share (cents)	5 131	6 902

12 Earnings per share (continued)

For the diluted earnings per share the weighted average number of ordinary shares in issue is adjusted to assume conversion of all share options granted to employees.

	2003	2002
Weighted average number of ordinary shares in issue (millions)	**66.562**	66.377
Adjustment for dilutive share options (millions)	**0.152**	0.205
Weighted average number of ordinary shares for diluted earnings per share (millions)	**66.714**	66.582
Diluted earnings per share (cents)	**5 119**	6 881

The calculation for headline earnings per share is based on the basic earnings per share calculation adjusted for the following items:

Net profit	**3 415.1**	4 581.5
Add: amortisation of goodwill	**6.8**	9.2
Less: profit on sale of Kroondal shares to Aquarius Platinum Limited	**–**	(53.5)
(Less)/add: (sale)/write down of investment in Brandrill Limited (Note 17)	**(0.6)**	27.7
Headline earnings	**3 421.3**	4 564.9
Headline earnings per share (cents)		
– basic	**5 140**	6 877
– diluted	**5 128**	6 856

13 Dividends per share

At the board meeting on 28 August 2003, a final dividend in respect of 2003 of 1 750 cents per share amounting to a total dividend of R1 165.4 million was approved. STC on the dividend will amount to R145.7 million.

These financial statements do not reflect this dividend payable, which will be accounted for in shareholders' equity as an appropriation of retained earnings in the year ending 30 June 2004.

	2003	2002
Dividends paid		
Final dividend No. 69 for 2002 of 2 600 (2001: 2 380) cents per share	**1 730.4**	1 579.1
Interim dividend No. 70 for 2003 of 900 (2002: 1 100) cents per share	**599.3**	730.2
	2 329.7	2 309.3
Dividend cover relating to dividends paid and proposed in the financial year		
Based on net profit	**1.9**	1.9
Based on headline earnings (Note 12)	**1.9**	1.9

14 Property, plant and equipment

Mining assets

These comprise expenditure on shafts, plant and equipment, mining development and general capital expenditure.

	2003	2002
Cost		
Opening book amount	**7 996.3**	6 761.1
Acquisition of subsidiaries and joint venture (Note 34)	**1 822.6**	–
Exchange adjustment on translation of foreign subsidiaries and joint ventures	**(469.5)**	–
Additions	**1 749.7**	1 247.9
Addition of rehabilitation asset (Note 25)	**37.2**	2.3
Disposals	**(49.7)**	(15.0)
	11 086.6	7 996.3
Accumulated amortisation		
Opening book amount	**1 811.5**	1 562.7
Acquisition of subsidiaries and joint venture (Note 34)	**44.1**	–
Charge for the year	**452.4**	248.8
Disposals	**–**	–
	2 308.0	1 811.5
Net book amount	**8 778.6**	6 184.8

Other assets

These comprise expenditure on freehold land and buildings, plant and equipment, motor vehicles, furniture, and leased equipment.

	2003	2002
Cost		
Opening book amount	**46.9**	40.0
Acquisition of subsidiaries and joint venture (Note 34)	**6.4**	–
Additions	**5.2**	8.1
Disposals	**(16.4)**	(1.2)
	42.1	46.9
Accumulated depreciation		
Opening book amount	**13.3**	7.8
Acquisition of subsidiaries and joint venture (Note 34)	**3.0**	–
Charge for the year	**3.5**	6.3
Disposals	**(8.0)**	(0.8)
	11.8	13.3
Net book amount	**30.3**	33.6
Closing net book amount	**8 808.9**	6 218.4

15 Investments in associates and joint ventures

	2003	2002
i) Lonplats (comprising Western Platinum Limited and Eastern Platinum Limited)		
Share of results before taxation	**3 919.6**	2 984.2
Share of tax	**(1 334.2)**	(1 052.5)
Share of post acquisition retained income	**2 585.4**	1 931.7
Shares at cost	**430.8**	430.8
Amortisation of goodwill arising on acquisition	**(102.9)**	(95.5)
Dividends received	**(1 456.8)**	(1 280.6)
Net book amount	**1 456.5**	986.4

A loan facility of R81.5 million (2002: R111.4 million) has been guaranteed in favour of banking institutions, available for utilisation by the associates, of which R81.5 million (2002: nil) has been utilised at year end. The guarantee is set to expire by September 2005.

	2003	2002
Goodwill included in carrying value:		
At cost	**185.0**	185.0
Accumulated amortisation	**(102.9)**	(95.5)
Net book amount	**82.1**	89.5

Shares beneficially owned in the undermentioned companies involved in the business of mining, refining and marketing of PGMs.

	2003	2002
Number of shares		
Western Platinum Limited		
Ordinary shares	**6 779 924**	6 779 924
Participating preference shares	**540 000**	540 000
Effective holding: 27.1%		
Eastern Platinum Limited		
Ordinary shares	**134 444**	134 444
Participating preference shares	**14 666**	14 666
Effective holding: 27.1%		

Summarised balance sheet as at 31 March		
Capital and reserves	**5 065.9**	3 316.4
Non-current liabilities	**1 785.5**	1 424.2
	6 851.4	4 740.6
Non-current assets	**6 139.9**	4 724.3
Net current assets	**711.5**	16.3
	6 851.4	4 740.6

The associate companies prepare their financial statements to 30 September to conform to the financial year of their holding company. Only publicly available information for these associate companies has been used for equity accounting purposes. Consequently, results for the 12 months to 31 March have been included in the equity accounted earnings for the period. There were no changes in the percentage ownership interests in the associates during the year ended 30 June 2003.

15 Investments in associates (continued)

	2003	2002
ii) Makwiro Platinum Mines (Private) Limited		
Share of results before tax	**20.8**	7.4
Less: unearned profit in the group	**–**	(13.8)
Share of tax	**(4.4)**	(2.2)
Share of post acquisition retained income	**16.4**	(8.6)
Shares at cost	**247.0**	247.0
Amortisation of surplus arising on acquisition	**(0.9)**	(0.9)
Foreign exchange adjustment	**49.0**	62.2
Capitalised on consolidation of Zimbabwe Platinum Mines Limited	**(311.5)**	–
Net book amount	**–**	299.7

Impala Platinum Holdings Limited has provided a guarantee up to 30% of a facility, made available by Absa Bank Limited, to Makwiro Platinum Mines (Private) Limited. As at 30 June 2003, the guarantee was R73.0 million (US$ 9.7 million) (2002: R90.1 million (US$8.7 million)). The guarantee is set to expire by September 2004.

	2003	2002
Surplus of purchase price over net asset value:		
At cost	**65.5**	65.5
Accumulated amortisation	**(0.9)**	(0.9)
Acquisition of subsidiaries (Note 34 i)	**(64.6)**	–
Net book amount	**–**	64.6

This company is involved in the business of mining PGMs.

Number of shares		
Shareholding:		
Ordinary shares		28 572
Preference shares		857 143
Effective holding 2002: 30.0%		

Summarised balance sheet as at 30 June (US$million)

Capital and reserves		77.2
Non-current liabilities		57.8
		135.0
Fixed assets		113.2
Net current assets		21.8
		135.0

The group acquired a controlling interest in Zimbabwe Platinum Mines Limited, its holding company, during August 2002. Consequently, the results were consolidated from that date.

15 Investments in associates (continued)

	2003	2002
iii) Zimbabwe Platinum Mines Limited		
Share of results before tax	**14.0**	2.0
Less: unearned profit in the group	**–**	(4.7)
Less: share of tax	**(1.3)**	(1.6)
Share of post acquisition retained income	**12.7**	(4.3)
Shares at cost	**131.9**	131.9
Release of surplus arising on acquisition	**4.7**	4.1
Foreign exchange adjustment	**103.5**	65.1
Capitalised on consolidation (Note 34 i)	**(252.8)**	
Net book amount	**–**	196.8

The market value of these shares as at the close of business on 30 June 2002 by reference to stock exchange quoted prices was R248.9 million.

	2003	2002
Surplus of purchase price over net asset value	**102.7**	102.7
Amount released	**(4.7)**	(4.1)
Acquisition of subsidiaries (Note 34 i)	**(98.0)**	
Closing balance	**–**	98.6

This company is involved in the business of mining PGMs.

Number of shares	
Shareholding:	
Ordinary shares	26 508 545
Effective holding 2002: 30.0%	

Summarised balance sheet at 30 June

Capital and reserves	105.7
Minority interest	30.5
Non-current liabilities	22.4
	158.6
Fixed assets	73.2
Non-current assets	72.4
Net current assets	13.0
	158.6

The equity accounted results for the two months to August 2002 and the consolidated results from September 2002 to June 2003 are based on audited financial statements. During August 2002, the group acquired a controlling interest in the company. Consequently, the results were consolidated from that date (Note 34).

15 Investments in associates (continued)

	2003	2002
iv) ZCE Platinum Limited		
Share of results before tax	29.3	21.7
Share of tax	(11.6)	–
Shares at cost	246.3	246.3
Amortisation of goodwill arising on acquisition	(5.0)	(5.0)
Foreign exchange adjustment	11.2	61.9
Capitalised on consolidation (Note 34 ii)	(270.2)	–
Net book amount	–	324.9
Surplus of purchase price over net asset value:		
At cost	100.2	100.2
Less: accumulated amortisation	(5.0)	(5.0)
Capitilised on consolidation (Note 34 ii)	(95.2)	
Closing balance	–	95.2

This company is involved in the business of mining PGMs.

	2003	2002
Number of shares		
Shareholding:		
Ordinary shares		9 692 308
Effective holding 2002: 35.0%		
Summarised balance sheet at 30 June (US$ million)		
Capital and reserves		55.5
Non-current assets		27.6
Net current assets		27.9
		55.5

The associated company prepares its financial statements as at 30 September. Consequently, results for the nine months to 31 March 2002 were included in the equity accounted earnings for 2002 and the three months ended 30 June 2002 in the current financial year. The group aquired an additonal 15% stake in July 2002 and the results have been proportionally consolidated from that date (Note 34).

v) Two Rivers Platinum (Proprietary) Limited	**2003**	2002
Shares at cost	45.0	45.0
Shareholder's loan	229.8	218.6
Net book amount	274.8	263.6

This company will be involved in the business of mining PGMs, after completion of the current mine development.

	2003	2002
Number of shares		
Shareholding:		
Ordinary shares	270	270
Effective holding: 45.0%		

There was no change in the percentage ownership interest in the associate during the year ended 30 June 2003.

15 Investments in associates (continued)

	2003	2002
Summarised balance sheet as at 30 June		
Capital and reserves	**101.0**	100.5
Non-current liabilities	**510.8**	485.7
	611.8	586.2
Non-current assets	**604.8**	577.8
Net current assets	**7.0**	8.4
	611.8	586.2

The results of the associate are based on audited financial statements.

vi) Aquarius Platinum (South Africa) (Proprietary) Limited

Share of results before tax	**48.2**	15.7
Unearned profit in the group	**(18.0)**	(37.9)
Share of tax	**(25.6)**	(6.6)
	4.6	(28.8)
Shares at cost	**16.9**	16.9
Shareholder's loan	**456.1**	443.3
Net book amount	**477.6**	431.4

Impala Platinum Holdings Limited has provided a guarantee to Investec Bank Limited on behalf of Aquarius Platinum (South Africa) (Proprietary) Limited for a loan facility granted of R175.0 million (2002: R175.0 million), of which R175.0 million (2002: R124.8 million) had been used at year end.

This guarantee is set to expire upon completion of certain project completion tests, relating to the Marikana project, which is expected to be no later then the end of calendar year 2004.

Shares beneficially owned in the undermentioned company involved in the business of mining, refining and marketing of PGMs.

	2003	2002
Number of shares		
Ordinary shares	**250**	250
Effective holding: 25.0%		
Summarised balance sheet as at 30 June		
Capital and reserves	**107.4**	53.9
Non-current liabilities	**2 110.0**	2 029.8
	2 217.4	2 083.7
Non-current assets	**2 116.3**	1 828.8
Net current assets	**101.1**	254.9
	2 217.4	2 083.7

The equity accounted results of the associate for the year 1 July 2002 to 30 June 2003 are based on audited financial statements.

Total investments in associates	**2 208.9**	2 502.8

16 Available-for-sale-investments

	2003	2002
Investments in listed shares		
Comprise shares in the following listed companies		
Aquarius Platinum Limited	**229.7**	422.5
Brandrill Limited	–	–

During the period under review, the group maintained its strategic shareholding in Aquarius Platinum Limited, holding 7 141 966 shares (2002: 7 141 966) which amounts to approximately 8.9% (2002: 9.0%) of the issued share capital of that company. The shares are currently listed on the Australian Stock Exchange and the London Stock Exchange. The fair value of these shares as at the close of business on 30 June 2003 by reference to stock exchange quoted prices and the closing exchange rates was R229.7 million (2002: R422.5 million).

The investment in Brandrill Limited was impaired in full in 2002, as a result of the suspension of its shares on the Australian Stock Exchange (cost of R27.7 million). The investment was subsequently sold and an amount of R0.6 million was recovered (Note 7, 12).

	2003	2002
Investments in unlisted shares		
Shares beneficially owned in the undermentioned concern:		
Guardrisk Insurance Company Limited	–	3.8

In addition the group holds various unlisted industry related investments which are held at a nominal value of one rand each.

	2003	2002
Total available-for-sale-investments	229.7	426.3

17 Held-to-maturity-investments

	2003	2002
Investment in interest-bearing securities	**74.9**	60.9

The investment is held through the Impala Pollution, Rehabilitation and Closure Trust Fund (Note 25). The fund is an irrevocable trust under the group's control. The funds are invested primarily in interest bearing securities and approximate its amortised cost.

18 Non-current receivables and prepayments

	2003	2002
Loans		
Messina Platinum Mines Limited	**23.5**	42.0
Less: current portion of loan (Note 20)	**(23.5)**	–
	–	42.0

The loan bears interest at the Johannesburg Interbank Acceptance Rate ("JIBAR") plus 6%, repayable in equal monthly instalments on or before 31 March 2004.
The carrying amount of the short-term portion of the loan approximates its fair value.

18 Non-current receivables and prepayments (continued)

	2003	2002
Prepayments		
Royalty prepayment	**78.6**	83.5
Charged to the income statement during the year	**(4.9)**	(4.9)
	73.7	78.6
Current portion of prepayment (Note 20)	**(4.9)**	(4.9)
Total non-current receivables and prepayments	**68.8**	73.7

Royalty prepayment represents the payment of royalties settled through an issue of shares to the mineral right holders of the Impala mining lease area during 1999.

19 Inventories

Refined metal		
At cost	**172.2**	316.3
At net realisable value	**37.4**	53.7
	209.6	370.0
In-process metal	**512.2**	484.9
Metal inventories	**721.8**	854.9
Stores and materials inventories	**125.6**	65.2
	847.4	920.1

20 Current receivables and prepayments

Trade receivables (Note 27)	**1 070.4**	1 096.8
South African Revenue Services (VAT)	**173.4**	20.1
Other receivables	**135.7**	111.5
Receivables from related parties (Note 35)	**82.0**	–
Employee receivables	**75.9**	44.2
Advances and loan facilities provided to related parties (Note 35)	**70.0**	–
Prepayments	**37.6**	59.6
Current portion of loan (Note 18)	**23.5**	–
Implats Share Incentive Trust	**19.1**	16.3
Interest receivable	**13.7**	24.5
Current portion of prepayments (Note 18)	**4.9**	4.9
	1 706.2	1 377.9

Trade and other foreign receivables include advances of R551.8 million (2002: R596.7 million) to customers which are secured by in-process metal inventories held as collateral against these advances.

21 Cash and cash equivalents

	2003	2002
Cash at bank	310.2	220.3
Short-term bank deposits	2 014.3	2 930.0
	2 324.5	3 150.3

The weighted average effective interest rate on short-term bank deposits was 12.11% (2002: 9.3%) and these deposits have an average maturity of 30 days. For the purposes of the cash flow statement, the cash and cash equivalents comprise cash and bank balances.

22 Borrowings

	2003	2002
Current		
Absa Bank Limited	118.9	–
Debentures	85.8	26.8
	204.7	26.8
Non-current		
Debentures	62.7	–
Absa Bank Limited	–	85.8
Interest-free loans	–	0.5
	62.7	86.3
Total borrowings	267.4	113.1

The debentures are secured by a pledge of freehold properties included in mining assets with a book value of R178.0 million (2002: R178.0 million). Half of the debentures bear interest at a fixed rate of 18.90% per annum, with the other half bearing interest at 15.11% (2002: 13.28%) per annum. All are repayable on 30 June 2004.

The Absa bank loan was obtained to finance the Ngezi/SMC Project and is payable over two years commencing in March 2003. The loan bears interest at the London Interbank Offer Rate ("LIBOR") plus 5% per annum.
The average interest rate during the year was 7.25%. The debt is secured by project sales revenue, guarantees by Impala Platinum Holdings Limited (30%), Zimbabwe Platinum Mines Limited, a pledge and cession of the Special Mining Lease No.1 mining agreement, mineral rights pertaining to the Ngezi South Claims and a pledge of shares in the following subsidiaries:
- Makwiro Platinum Mines (Private) Limited
- Hartley Minerals Zimbabwe (Private) Limited
- Hartley Platinum Mines (Private) Limited

22 Borrowings (continued)

	2003	2002
	%	%
Weighted average effective interest rates of debentures (Rand)	**17.0**	15.4
Weighted average effective interest rates of bank loans (US$)	**12.1**	–

	Carrying amounts		Fair values	
	2003	2002	**2003**	2002
The carrying amounts and fair values of debentures are as follows:	–	113.1	–	113.1
The carrying amount and fair value of the bank loan is as follows:	**62.7**	–	**62.7**	–

The fair values are based on discounted cash flows using a discount rate based on the borrowing rate that the directors expect would be available to the group at the balance sheet date. The carrying amounts of short-term borrowings approximate their fair value.

	2003	2002
Maturity of non-current borrowings:		
Between 1 and 2 years	**62.7**	86.3

Borrowing powers

In terms of the articles of association of the companies in the group, the borrowing powers of the group are determined by the directors but are limited to ordinary shareholders' interest.

Total shareholders' equity	**9 877.4**	9 284.0
Currently utilised	**267.4**	113.1

23 Deferred tax liabilities

Deferred income taxes are calculated under the balance sheet method using a principal tax rate of 30% (2002 : 30%).

The movement on the deferred income tax account is as follows:		
At the beginning of the year	**1 389.6**	1 156.1
Acquisition of subsidiaries and joint venture (Note 34)	**49.9**	–
Exchange adjustment on translation of foreign subsidiaries and joint venture	**46.4**	–
Income statement charge (Note 11)	**400.8**	233.5
At the end of the year	**1 886.7**	1 389.6

23 Deferred tax liabilities (continued)

Deferred tax assets and liabilities and deferred tax charge/(credit) in the income statement are attributable to the following items:

	2003	Charged/ (credited)	2002
Deferred tax liabilities			
Capital expenditure	**1 874.2**	421.2	1 453.0
Other	**37.6**	4.1	33.5
	1 911.8	425.3	1 486.5
Deferred tax assets			
Substantially long-term provisions	**(119.2)**	(25.4)	(93.8)
Other	**(2.2)**	0.9	(3.1)
	(121.4)	(24.5)	(96.9)
Deferred tax liability before acquisition of subsidiaries and joint venture	**1 790.4**	400.8	1 389.6
Fair value adjustment on acquisitions of subsidiaries and joint ventures (Note 34 ii)	**49.9**		
Exchange adjustment on translation of foreign subsidiaries and joint venture	**46.4**		
Net deferred tax liability	**1 886.7**		

24 Pension and other post-retirement obligations

Pension and provident plans

Defined contribution plans

Independent funds provide pension and other benefits to all permanent employees and their dependants. At the end of the financial year the following funds were in existence:

- Impala Provident Fund
- Impala Platinum Refineries Provident Fund
- Impala Workers Provident Fund
- Impala Supplementary Pension Fund
- Sentinel Pension Fund (industry fund)
- Mine Employees Pension Fund (industry fund)
- Mining Industry Pension Fund Zimbabwe (industry fund)
- National Social Security Scheme Zimbabwe (industry fund)
- Old Mutual – Zimasco Pension Fund

Defined benefit plans

During the financial year, the Mine Employees Pension Fund and the Old Mutual – Zimasco Pension Fund converted to defined contribution plans.

Membership of the pension and provident plans are as follows:	2003 %	2002 %
Defined contribution plans	**100.0**	97.5
Defined benefit plans	**–**	2.5
	100.0	100.0

Post-employment medical benefits

The group provides certain post-retirement medical benefits to qualifying employees and pensioners. An estimate of the pre-tax obligation based on the latest calculations of independent actuaries, assuming estimated long-term medical cost increases and appropriate discount rates, indicates that the provision is adequate to cover the group's current obligations.

In addition to the assumptions used for the pension schemes, the main actuarial assumption is a long term increase in health costs of 8.0% per annum (2002: 10.8%) and a valuation interest rate of 10.0% (2002: 13.0%).

24 Pension and other post-retirement obligations (continued)

	2003	2002
The amounts recognised in the income statement were as follows:		
Current service cost	**3.3**	3.1
The total charge was included in operating expenses (Note 6).		
Movement in the liability recognised in the balance sheet:		
At beginning of year	**66.9**	66.0
Total expense – as shown above	**3.3**	3.1
Contributions paid	**(6.7)**	(2.2)
At end of year	**63.5**	66.9

25 Provisions

Future rehabilitation obligation		
At beginning of year	**140.6**	130.0
Acquisition of subsidiaries and joint venture net of foreign currency exchange adjustment	**6.2**	–
Present value of additional rehabilitation obligations (Note 14)	**37.2**	2.3
Charge to income statement	**31.6**	8.3
	215.6	140.6
Less: utilised during year	**(15.4)**	–
At end of year	**200.2**	140.6
Current cost rehabilitation obligation estimate is R404.4 million (2002: R329.0 million)		
The movement of the investment in the Impala Pollution, Rehabilitation and Closure Trust Fund, is as follows:		
At beginning of year	**60.9**	47.8
Interest accrued	**5.1**	4.1
Contributions	**8.9**	9.0
At end of year	**74.9**	60.9
Future value of rehabilitation obligation	**1 747.9**	1 499.5
Future value of rehabilitation trust investment	**(811.1)**	(826.9)
Future net environmental rehabilitation obligation	**936.8**	672.6

The future value of rehabilitation obligation was calculated by inflating the current rehabilitation cost over 25 years to an estimated future rehabilitation cost.

The future value of the rehabilitation trust investment was calculated by inflating the current rehabilitation cost over 25 years to an estimated future rehabilitation cost.

The future value of the rehabilitation trust investment was calculated by assuming that the present balance in the rehabilitation trust will be invested at a risk free rate over 25 years, after which the capital and growth will be used to fund the gross rehabilitation obligation.

The shortfall will be funded by ongoing contributions to the trust.

26 Trade and other payables

	2003	2002
Trade payables	1 547.5	947.2
Accruals	796.6	942.7
Payables to related parties (Note 35)	285.9	345.3
Forward commitments (Note 29)	125.8	155.5
Other payables	88.7	67.4
	2 844.5	2 458.1

Analysis of accruals:	Royalties payable		Leave liability		Total	
	2003	2002	2003	2002	2003	2002
At beginning of year	804.4	925.3	138.3	115.8	942.7	1 041.1
Charge to income statement	598.0	804.4	270.9	212.7	868.9	1 017.1
	1 402.4	1 729.7	409.2	328.5	1 811.6	2 058.2
Less: utilised during year	(804.6)	(925.3)	(210.4)	(190.2)	(1 015.0)	(1 115.5)
At end of year	597.8	804.4	198.8	138.3	796.6	942.7

Royalties payable

Comprises the accrual for royalty payments to the holders of mineral rights. The calculation is based on mining taxable income and is only finalised once that has been assessed by the South African Revenue Services.

Leave liability

Employee entitlements to annual leave are recognised on an ongoing basis. The estimated liability for annual leave as a result of services rendered by employees is accrued up to the balance sheet date.

27 Financial risk management

Fair value of other financial assets and liabilities

At 30 June 2003, the carrying amounts of cash and cash equivalents, receivables, trade and other payables and short-term borrowings, approximate their fair values due to the short-term maturities of these assets and liabilities.

Foreign currency risk management

The group from time to time enters into forward exchange and currency option contracts to preserve its revenue streams and to limit its exposure for capital purchases and other expenditure denominated in foreign currencies. Currency hedging is undertaken in terms of a policy approved by the board of directors and all hedges are regularly reviewed by the hedging committee.

	2003	2002
The uncovered foreign currency denominated balances as at 30 June were as follows:		
Trade and other receivables (US$ million)	118.5	86.7
Trade and other payables (US$ million)	0.4	–
Bank balances (US$ million)	65.4	16.4
	184.3	103.1

27 Financial risk management (continued)

Metal price risk management

The group is exposed to fluctuations in metal prices. From time to time, the group enters into metal futures, options or lease contracts to manage the fluctuations in its metal prices thereby preserving and enhancing its revenue streams.

Credit risk management

The potential concentration of credit risk consists mainly of cash and cash equivalents, trade debtors and other receivables.

The group limits its counter party exposures from its money market investment operations by only dealing with well-established financial institutions of high quality credit standing. The credit exposure to any one counter party is managed by setting exposure limits which are reviewed regularly by the board of directors.

The group is exposed to credit-related losses in the event of non-performance by counter parties to derivative instruments. The counter parties to these contracts are major financial institutions. The group continually monitors its positions and the credit ratings of its counter parties and limits the amount of contracts it enters into with any one party.

Trade debtors comprise a number of customers, dispersed across different geographical areas. Ongoing credit evaluations are performed on the financial condition of these and other receivables. Trade debtors are presented net of the allowance for doubtful debts.

	2003	2002
The credit exposures by country are as follows:		
Receivables (Note 20):		
North America	**574.8**	682.8
Asia	**97.6**	133.0
Europe	**43.9**	53.5
South Africa and Zimbabwe	**354.1**	227.5
	1 070.4	1 096.8
Cash and cash equivalents (Note 21):		
Asia	**1.6**	1.4
Zimbabwe	**2.2**	–
Europe	**5.2**	–
Mauritius	**157.4**	–
South Africa	**2 158.1**	3 148.9
	2 324.5	3 150.3

The group's exposure relating to cash balances held by the Zimbabwean operations is ameliorated to the extent that the majority of these balances are held outside of Zimbabwe.

Other receivables represent primarily a South African exposure.

Interest rate risk management

The group monitors its exposure to fluctuating interest rates. Cash and cash equivalents are primarily invested with short-term maturity dates. The group's primary exposure in respect of long term borrowings is detailed in note 22. At 30 June 2003, the group did not consider there to be any significant concentration of interest rate risk.

28 Contingencies

Contingent liabilities and guarantees

At 30 June 2003 the group had contingent liabilities in respect of bank and other guarantees and other matters arising in the ordinary course of business from which it is anticipated that no material liabilities will arise.

	2003	2002
Contingencies relating to related parties		
Lonplats (comprising Western Platinum Limited and Eastern Platinum Limited)	81.5	–
Makwiro Platinum Mines (Private) Limited	73.0	90.1
Aquarius Platinum (South Africa) (Proprietary) Limited	175.0	124.8
	329.5	214.9
Collateral security for employee housing	7.8	9.4
Total contingencies	337.3	224.3

Due to the uncertainties regarding the timing and amounts, potential outflows cannot be quantified.

29 Commitments

Commitments at the balance sheet date but not recognised in the financial statements are as follows:

	2003	2002
Mining property, plant and equipment		
Commitments contracted for	986.3	711.7
Approved expenditure not yet contracted	1 882.7	2 854.7
	2 869.0	3 566.4
Not later than 1 year	1 650.5	2 051.7
Later than 1 year not later than 5 years	1 114.3	1 385.2
Later than 5 years	104.2	129.5
	2 869.0	3 566.4
Operating lease rentals for mining accommodation		
Not later than 1 year	2.1	
Later than 1 year not later than 5 years	10.1	
Later than 5 years	13.2	
	25.4	

This expenditure will be funded internally and if necessary, from borrowings.

Metal purchase commitments

From time to time, in order to finance third party refining, Impala Refining Services Limited sells refined metal, held on behalf of third parties, into the market with a commitment to repurchase at a later date (Note 26).

	2003	2002
The forward commitments were as follows:		
Foreign currency US$ millions	16.7	15.2
Fair value R millions (not later than 1 year)	125.8	155.0

30 Ordinary shares, share premium and share options

Share capital and share options

	Number of shares (millions)	Ordinary shares R million	Share premium R million	**Total R million**
At 30 June 2001	66.348	13.3	562.8	**576.1**
Issued in terms of the share option scheme	0.206	–	26.8	**26.8**
At 30 June 2002	66.554	13.3	589.6	**602.9**
Issued in terms of the share option scheme	0.040	–	14.9	**14.9**
At 30 June 2003	66.594	13.3	604.5	**617.8**

The total authorised ordinary share capital comprises 100 million shares (2002: 100 million shares) with a par value of 20 cents each. All issued shares are fully paid.

	2003	2002
Authorised amount	**20.0**	20.0

The unissued shares may be issued by the directors at their discretion until the next annual general meeting. The directors' report sets out additional details in respect of the share option scheme.

Share options

The group's share option plan authorises the granting of options to key employees who are able to purchase shares at a price equal to the middle market price on the trading day preceding the date upon which the remuneration committee approved the granting of the options.

The scheme is administered through the Impala Share Incentive Trust (Refer note 20). Shares are issued to the trust as required. Employees are entitled to exercise their options at the option price. The fair value of the shares issued to the Share Incentive Trust amounted to R35.2 million (2002: R136.5 million).

	2003	2002
Movement in the number of share options outstanding was as follows ('000):		
At beginning of year	**613.6**	515.0
Granted	**511.2**	335.3
Exercised	**(98.6)**	(168.8)
Lapsed/forfeited	**(65.9)**	(67.9)
At end of year	**960.3**	613.6

Refer to the directors report for details on share options held by directors.

Share options were granted during the year at an average market share price of R558.76 per share (2002: R480.80 per share) and expire during 2008 (2002: share options expire during 2007). Options exercised during the year resulted in 39 737 shares (2002: 206 627 shares) being issued at an average price of R148.43 each (2002: R129.95 each), yielding proceeds of R14.9 million (2002 : R26.8 million).

	2003	2002
Ordinary share capital – at par	–	–
Share premium	**14.9**	26.8
Proceeds	**14.9**	26.8
Fair value, at exercise date of shares issued	**19.3**	136.5

The number of shares held by the Trust at year-end totalled 83 584 (2002: 103 658) with a fair value of R37.3 million (2002: R59.3 million).

30 Ordinary shares, share premium and share options (continued)

Share options outstanding (number in thousands) at the end of the year have the following terms:

Exercise date	Option price Rand	**2003**	2002
June 2001	52.50-507.00	**1.1**	2.9
June 2002	52.50-507.00	**9.3**	92.2
June 2003	52.50-507.00	**73.0**	89.3
June 2004	146.00-556.00	**138.6**	149.6
June 2005	200.00-600.00	**229.1**	118.2
June 2006	281.00-600.00	**202.0**	88.3
June 2007	281.00-600.00	**188.7**	73.1
June 2008	381.00-600.00	**118.5**	–
		960.3	613.6

The maximum number of share options outstanding in terms of the share scheme may not exceed 3.5% of the issued share capital of Impala Platinum Holdings Limited.

Vesting of options first occurs two years after the granting of the options, limited to a maximum of 25% of the total options granted. In subsequent years an additional 25% per year vests. All outstanding options expire within 10 years from the date of granting the options.

Share options were granted to directors and employees at the market share price on the following dates:

During financial year 2003

Date	Number of shares	Market share price (Rand)	Amount
16 August 2002	68 232	484.10	**33.0**
08 November 2002	294 861	600.00	**176.9**
25 November 2002	19 545	557.35	**10.9**
21 January 2003	72 508	594.25	**43.1**
02 April 2003	17 956	401.00	**7.2**
05 May 2003	38 131	381.00	**14.5**
	511 233		**285.6**

During financial year 2002

17 July 2001	44 000	281.00	12.4
18 February 2002	267 615	507.00	135.7
06 June 2003	23 669	556.00	13.2
	335 284		161.3

31 Minority interest

	2003	2002
At beginning of year	**61.6**	19.2
Acquisition of subsidiaries and joint venture (Note 34)	**775.2**	32.5
Transfer from Makwiro Platinum Mines (Private) Limited on consolidation of Zimbabwe Platinum Mines Limited	**(190.1)**	–
Exchange adjustment on translation of foreign subsidiaries	**(251.0)**	–
Share of net profit of subsidiaries	**23.2**	9.9
At end of year	**418.9**	61.6

32 Fair value and other reserves

	2003	2002
Market value adjustment of available-for-sale-investments	**200.6**	393.4
Currency and translation adjustment on foreign investments	**(161.8)**	152.3
	38.8	545.7

33 Cash generated from operations

	2003	2002
Reconciliation of net profit to cash generated from operations:		
Net profit	**3 415.1**	4 581.5
Adjustments for:		
Minority interest (Note 31)	**(166.9)**	9.9
Income tax expense (Note 11)	**1 936.4**	2 142.0
Depreciation (Note 10)	**3.5**	6.3
Amortisation (Note 10)	**452.4**	248.8
Fair value losses on financial instruments (Note 8)	**8.0**	3.1
Interest income (Note 8)	**(308.5)**	(272.7)
Dividend income (Note 8)	**(16.2)**	(17.6)
Interest expense (Note 8)	**33.3**	15.7
Amortisation of goodwill (Note 7)	**6.8**	9.2
Share of results of associates before tax (Note 9, 15)	**(1 039.3)**	(1 102.9)
Non-cash transactions	**(293.8)**	(25.8)
Retirement benefit obligations (Note 24)	**3.3**	3.1
Environmental rehabilitation charge (Note 25)	**28.3**	8.3
Unrealised profit in inventories (Note 15)	**37.8**	(31.8)
Changes in working capital (excluding the effects of acquisition and disposal of subsidiaries):		
Inventories	**93.4**	(109.0)
Trade and other receivables	**(133.5)**	(32.5)
Payables	**(571.6)**	(835.7)
Accruals	**868.9**	1 017.1
Cash generated from operations	**4 357.4**	5 617.0

Non-cash transactions

The principal non-cash transactions are exchange adjustments to working capital items relating to foreign subsidiaries and joint venture.

34 Acquisition

i) Zimbabwe Platinum Mines Limited

During August 2002 the group acquired a further 21.05% of the share capital of Zimbabwe Platinum Mines Limited, involved in the mining of PGM's in Zimbabwe. This increased the group's holding to 50.5% via Impala Platinum Zimbabwe (Proprietary) Limited. On 30 June 2003, the group acquired the Absa Bank Limited's shares in Impala Platinum Zimbabwe (Proprietary) Limited, resulting in the company being a wholly owned subsidiary. This transaction had no material effect on the results of the group for the year. The surplus of the purchase consideration over the net assets acquired as a result of increasing the group's effective holding in Makwiro Platinum (Private) Limited, as well as the surplus consideration over the net assets acquired through the acquisition of Absa Bank Limited's share in Impala Platinum Zimbabwe (Proprietary) Limited at year end, was offset against the net surplus of the net assets over the purchase price that arose as part of the earlier investment in the share capital of Zimbabwe Platinum Mines Limited.

Details of net assets acquired are as follows:	
Purchase consideration:	
Cash paid	209.2
Carrying value of associate investment in associate (Note 15 iii)	252.8
Total purchase consideration	462.0
Fair value of net assets acquired	(596.8)
Surplus of net assets over purchase consideration	(134.8)

The fair value of the net assets acquired approximated to the book value of the net assets acquired, and no plant closure provisions or other restructuring provisions were established.

The assets and liabilities arising from the acquisition are as follows:	
Cash and cash equivalents	129.2
Property, plant and equipment (Note 14)	1 190.6
Mining interests	235.2
Inventories	51.2
Receivables	164.8
Payables	(79.5)
Borrowings	(319.5)
Minority interests (Note 31)	(775.2)
Fair value of net assets acquired	596.8
Surplus of net assets over purchase consideration	(134.8)
Total purchase consideration	462.0
Less:	
Carrying value of associate investment (Note 15 iii)	(252.8)
Cash and cash equivalents in subsidiary acquired	(129.2)
Cash outflow on acquisition	80.0

ii) ZCE Platinum Limited

On 1 July 2002 the group acquired a further 15% of the share capital of ZCE Platinum Limited (which owns Mimosa Mining Company (Private) Limited), involved in the mining of PGMs in Zimbabwe. This increased the group's holding to 50% and consequently the company's results were proportionally consolidated as from that date. The acquired business contributed revenues of R159.4 million and operating profit of R57.9 million to the group, before elimination of inter-group transactions, for the period from 31 August 2002 to 30 June 2003, and its proportional assets and liabilities at 30 June 2003 were respectively R443.6 million and R88.8 million.

34 Acquisition (continued)

Details of net assets acquired are as follows:

Purchase consideration:	
Cash paid	130.3
Carrying value of associate investment (Note 15 iv)	270.2
Total purchase consideration	400.5
Fair value of net assets acquired	400.5
	–

Other than for mining assets, the fair value of the net assets approximated to the book value of the net assets acquired, and no plant closure provisions or other restructuring provisions were established.

The assets and liabilities arising from the acquisition are as follows:

Cash and cash equivalents	99.9
Property, plant and equipment (Note 14)	356.1
Available-for-sale-investments	0.1
Inventories	7.3
Receivables	14.5
Payables	(6.9)
Borrowings	(11.1)
Rehabilitation provision	(9.5)
Deferred tax	(49.9)
Fair value of net assets acquired	400.5
Less:	
Carrying value of associate investment (Note 15 iv)	(270.2)
Cash and cash equivalents in joint venture acquired	(99.9)
Cash outflow on acquisition	30.4

35 Related party transactions

The following transactions were carried out with related parties:

	2003	2002
Sales of goods and services		
Sales of services:		
Refining fees		
Lonplats (comprising Western Platinum Limited and Eastern Platinum Limited)	**89.1**	115.0
Aquarius Platinum (South Africa) (Proprietary) Limited	**40.5**	29.9
	129.6	144.9
Interest		
Aquarius Platinum (South Africa) (Proprietary) Limited	**0.1**	2.5
	129.7	147.4

The above transactions were carried out on commercial terms and conditions, at market prices and at arms length.

35 Related party transactions (continued)

	2003	2002
Purchases of goods and services		
Purchases of mineral concentrates:		
Lonplats (comprising Western Platinum Limited and Eastern Platinum Limited)	100.3	94.3
Aquarius Platinum (South Africa) (Proprietary) Limited	755.9	1 007.7
	856.2	1 102.0

The above transactions were carried out on commercial terms and conditions, at market prices and at arms length.

Year-end balances arising from sales/purchases of goods/services	2003	2002
Payables to related parties:		
Lonplats (comprising Western Platinum Limited and Eastern Platinum Limited)	23.7	18.0
Aquarius Platinum (South Africa) (Proprietary) Limited	262.2	327.3
	285.9	345.3
Receivables from related parties		
Lonplats (comprising Western Platinum Limited and Eastern Platinum Limited)	12.1	–
Aquarius Platinum (South Africa) (Proprietary) Limited	69.9	–
	82.0	–
Advances and loan facilities provided to related parties		
Aquarius Platinum (South Africa) (Proprietary) Limited	70.0	–
Contingencies		
Guarantees provided (Note 28)	329.5	214.9

Share options granted to directors

The aggregate number of share options granted to the directors of the company is disclosed in the directors' report.

36 Principal subsidiaries

The principal subsidiaries of the group are set out in Annexure A.

Company		R million	Notes	Group	
2002	**2003**			**2003**	2002

37 Interest in joint venture

The group has a 50% interest in a joint venture, ZCE Platinum Limited, which is involved in the business of mining PGMs. The following amounts represent the group's 50% share of the assets and liabilities and sales, and results of the joint venture, and are included in the consoliated balance sheet and income statement:

	2003
Property, plant and equipment	**367.7**
Current assets	42.6
	410.3
Provisions for liabilities and charges	(67.3)
Current liabilities	(21.5)
	(88.8)
Net assets	321.5
Sales	159.4
Inter-group sales are eliminated on consolidation	
Profit before tax	57.9
Income tax expense	(14.1)
Profit after tax	43.8

There are no contingent liabilities relating to the group's interest in the joint venture.
The average number of employees in the joint venture in 2003 was 2 341.

38 Post-balance sheet events

Post-balance sheets events are disclosed in the directors' report.

Income statement

Impala Platinum Holdings Limited – Year ended 30 June 2003

(all amounts in Rand millions)	Note	Year ended 30 June 2003	2002
Other income/(expenses)	1	1 575.7	(22.4)
Finance income – net	2	2 229.3	2 211.1
Profit before tax	3	3 805.0	2 188.7
Income tax expense	4	(8.2)	(0.9)
Net profit		3 796.8	2 187.8

Balance sheet

Impala Platinum Holdings Limited – Year ended 30 June 2003

(all amounts in Rand millions)	Note	As at 30 June 2003	2002
ASSETS			
Non-current assets			
Property, plant and equipment	6	–	0.2
Investments in associates	7	982.0	1 217.1
Investments in subsidiaries and joint venture	7	1 155.3	(580.3)
Available-for-sale-investments	8	229.7	422.5
Receivables and prepayments	9	–	42.0
		2 367.0	1 101.5
Current assets			
Receivables and prepayments	10	42.6	16.4
Cash and cash equivalents	12	–	–
		42.6	16.4
Total assets		2 409.6	1 117.9
SHAREHOLDERS' EQUITY			
Ordinary shares	13	13.3	13.3
Share premium	13	604.5	589.6
Fair value reserve	14	200.6	393.4
Retained earnings		1 580.0	112.9
Total shareholders' equity		2 398.4	1 109.2
Current liabilities			
Trade and other payables	11	3.1	2.2
Current tax liabilities		8.1	6.5
Total liabilities		11.2	8.7
Total equity and liabilities		2 409.6	1 117.9

These financial statements have been approved for issue by the board of directors on 28 August 2003.

Statement of changes in shareholders' equity

Impala Platinum Holdings Limited – Year ended 30 June 2003

	Notes	Share capital	Share premium	Fair value and other reserve	Retained earnings	Total
Balance at 30 June 2001		13.3	562.8	285.6	234.4	1 096.1
Market value adjustment of available-for-sale-investments	14			107.8		**107.8**
Net gains not recognised in net profit				107.8		**107.8**
Dividend relating to 2001	5				(1 579.1)	**(1 579.1)**
Dividend relating to 2002	5				(730.2)	**(730.2)**
Net profit					2 187.8	**2 187.8**
Issue of share capital – *share options*	13	–	26.8			**26.8**
Balance at 30 June 2002		13.3	589.6	393.4	112.9	**1 109.2**
Market value adjustment of available-for-sale-investments	14			(192.8)		**(192.8)**
Net losses not recognised in net profit				(192.8)		**(192.8)**
Dividend relating to 2002	5				(1 730.4)	**(1 730.4)**
Dividend relating to 2003	5				(599.3)	**(599.3)**
Net profit					3 796.8	**3 796.8**
Issue of share capital – *share options*	13	–	14.9			**14.9**
		–	14.9	(192.8)	1 467.1	**1 289.2**
Balance at 30 June 2003		**13.3**	**604.5**	**200.6**	**1 580.0**	**2 398.4**

Cash flow statement

Impala Platinum Holdings Limited – Year ended 30 June 2003

(all amounts in Rand millions)	Note	Year ended 30 June 2003	2002
Cash flows from operating activities			
Cash generated from operations	15	**2 154.5**	2 173.4
Interest paid	2	**–**	(4.7)
Tax (paid)/refunded		**(6.6)**	6.3
Net cash from operating activities		**2 147.9**	2 175.0
Cash flows from investing activities			
Purchase of investments in associates	7	**(11.2)**	(1 048.1)
Purchase of investments in subsidiaries		**(481.6)**	(950.2)
Loans repaid by subsidiaries		**613.4**	1 957.7
Loans repaid by related and other undertakings	9	**18.5**	120.6
Interest received		**6.1**	21.0
Dividends received	7	**21.7**	6.5
Net cash used in investing activities		**166.9**	107.5
Cash flows from financing activities			
Issue of ordinary shares	13	**14.9**	26.8
Dividends paid to shareholders	13	**(2 329.7)**	(2 309.3)
Net cash used in financing activities		**(2 314.8)**	(2 282.5)
Cash and cash equivalents at end of year		**–**	–

(In the notes all amounts are shown in Rand millions unless otherwise stated)

1 Other income/(expenses)

	2003	2002
Exploration expenditure	**(31.9)**	(32.3)
Impairment of investment in Brandrill Limited (Note 8)	**–**	(27.7)
Recoupment of investment in Brandrill (Note 8)	**0.6**	–
Profit on sale of Kroondal shares	**–**	53.5
Profit on sale of mineral rights to Impala Platinum Limited	**1 620.9**	–
Other	**(13.9)**	(15.9)
	1 575.7	(22.4)

2 Finance income – net

	2003	2002
Net finance income consists of the following principal categories:		
Interest expense	**–**	(4.7)
Interest income	**6.1**	21.0
Dividends received – investments	**21.7**	6.5
Dividends received – subsidiaries	**2 201.5**	2 188.3
	2 229.3	2 211.1

3 Profit before tax

	2003	2002
The following items have been charged in arriving at profit before tax		
Auditors' remuneration		
Fees for audit services	**0.1**	–
Professional fees	**5.5**	24.1

4 Income tax expense

	2003	2002
Current tax		
Charge for the year	**7.8**	12.4
Prior year over provision	**–**	(13.7)
	7.8	(1.3)
Foreign tax	**–**	2.2
Capital gains tax	**0.4**	–
	8.2	0.9
The tax of the company's profit differs as follows from the theoretical charge that would arise using the basic tax rate:	**%**	%
Normal tax rate for companies	**30.0**	30.0
Adjusted for:		
Allowable/(disallowable) expenditure	**0.4**	(0.3)
Exempt income	**(30.2)**	(29.7)
Effective tax rate	**0.2**	–

5 Dividends per share

At the board meeting on 28 August 2003 a final dividend in respect of 2003 of 1 750 cents per share amounting to a total dividend of R1 165.4 million is to be proposed. STC on the dividend will amount to R145.7 million.

These financial statements do not reflect this dividend payable, which will be accounted for in shareholders' equity as an appropriation of retained earnings in the year ending 30 June 2004.

	2003	2002
Dividends paid		
Final dividend No. 69 for 2002 of 2 600 (2001: 2 380) cents per share	1 579.1	938.1
Interim dividend No. 70 for 2003 of 900 (2002: 1 100) cents per share	750.6	730.2
	2 329.7	1 668.3

6 Property, plant and equipment

Other assets		
Cost		
Opening book amount	0.2	5.6
Disposals	(0.2)	(5.4)
Closing net book amount	–	0.2

7 Investments in subsidiaries, associates and joint venture

Associates	982.0	1 217.1
Subsidiaries and joint venture (Annexure A)	1 155.3	(580.3)
	2 137.3	636.8
Associates		
At cost		
Makwiro Platinum Mines (Private) Limited	247.0	247.0
ZCE Platinum Limited	–	246.3
Two Rivers Platinum (Proprietary) Limited	274.8	263.6
Aquarius Platinum (South Africa) (Proprietary) Limited	460.2	460.2
Total investments in associates	982.0	1 217.1

8 Available-for-sale-investments

Investments in listed shares		
Comprise shares in the following listed company		
Aquarius Platinum Limited	229.7	422.5
Brandrill Limited	–	–
	229.7	422.5

During the period under review, the company maintained its strategic shareholding in Aquarius Platinum Limited, holding 7 141 966 shares (2002: 7 141 966) which amounts to approximately 8,9% (2002: 9.0%) of the issued share capital of that company. The shares are currently listed on the Australian Stock Exchange and the London Stock Exchange. The fair value of these shares as at the close of business on 30 June 2003 by reference to stock exchange quoted prices and the closing exchange rates was R229.7 million (2002: R422.5 million).

The investment in Brandrill Limited was impaired in full in 2002, as a result of the suspension of its shares on the Australian Stock Exchange (Cost of R16.4 million). The investment was subsequently sold and an amount of R0.6 million was recovered (Note 1).

9 Non-current receivables and prepayments

	2003	2002
Loans		
Messina Platinum Mines Limited	**23.5**	42.0
Less: current portion of loan (Note 10)	**(23.5)**	–
	–	42.0

The loan bears interest at the Johannesburg Interbank Acceptance Rate ("JIBAR") plus 6%, repayable in equal monthly instalments on or before 31 March 2004.

10 Current receivables and prepayments

	2003	2002
Other receivables	**19.1**	16.3
Loans (Note 18)	**–**	0.1
Loans (Note 9)	**23.5**	–
	42.6	16.4

11 Trade and other payables

Trade payables	**3.1**	2.2

12 Cash and cash equivalents

For the purposes of the cash flow statement, the cash and cash equivalents comprise cash and bank balances.	**0.0**	0.0

13 Share capital and share premium

	Number of shares (millions)	Ordinary shares R million	Share premium R million	**Total** R million
At 30 June 2001	66.348	13.3	562.8	**576.1**
Issued in terms of the share option scheme	0.206	–	26.8	**26.8**
At 30 June 2002	66.554	13.3	589.6	**602.9**
Issued in terms of the share option scheme	0.040	–	14.9	**14.9**
At 30 June 2003	66.594	13.3	604.5	**617.8**

The total authorised ordinary shares capital comprise 100 million (2002: 100 million) shares with a par value of 20 cents each. All issued shares are fully paid.

	2003	2002
Authorised amount	**20.0**	20.0

The unissued shares may be issued by the directors at their discretion until the next annual general meeting.

14 Fair value reserve

	2003	2002
Market value adjustment of available-for-sale-investments	200.6	393.4

15 Cash generated from operations

	2003	2002
Reconciliation of net profit to cash generated from operations:		
Net profit	3 796.8	2 187.8
Adjustments for:		
Income tax expense (Note 4)	8.2	0.9
Interest income (Note 2)	(6.1)	(21.0)
Interest expense (Note 2)	–	4.7
Dividend income	(21.7)	(6.5)
Write down of investment (Note 1)	–	27.7
Profit on sale of mineral rights to Impala Platinum Limited (book value of R0.2 million)	(1 620.9)	–
Changes in working capital		
Trade and other receivables	(2.7)	(7.1)
Trade and other payables	0.9	(13.1)
Cash generated from operations	2 154.5	2 173.4

Annexure A
Investments in subsidiary companies

Implats Platinum Holdings Limited – year ended 30 June 2003

Company and description	Issued share capital	Effective group interest % 2003	Effective group interest % 2002	Book value in holding company (R million) Shares 2003	Shares 2002	Loans 2003	Loans 2002
Impala Holdings Limited Investment holding company	*	**100**	100			**(1 012.9)**	(2 021.2)
Impala Platinum Limited Mines, refines and markets PGMs	*	**100**	100				
Impala Platinum Investments (Pty) Ltd	*	**100**	100				
Impala Platinum Properties (Rustenburg) (Pty) Ltd	*	**100**	100				
Impala Platinum Properties (Johannesburg) (Pty) Ltd Own properties	*	**100**	100				
Barplats Holdings (Pty) Ltd Investment holding company	*	**100**	100	**68.0**	68.0	**29.4**	29.4
Barplats Investments Limited # Investment holding company	2.2	**83**	83				
Barplats Mines Limited Owns mineral rights and mines PGMs	0.9	**83**	83				
Barplats Mines (North West) (Pty) Ltd	*	**83**	83				
Rhodium Reefs Limited Owns mineral rights	*	**83**	83				
Gazelle Platinum Limited Investment holding company	*	**100**	100			**324.5**	324.5
Impala Refining Services Limited Provides toll refining services	*	**100**	100				
Impala Platinum Japan Limited [1] Marketing representative	¥ 10m	**100**	100	**1.5**	1.5	**(0.4)**	(0.8)
Impala Platinum Zimbabwe (Pty) Ltd Investment holding company	*	**100**	50	**72.8**	–	**349.2**	67.7
Zimbabwe Platinum Mines Limited **[2] Owns mineral rights and mines PGMs	$8.9m	**51**	30				
Makwiro Platinum (Pvt) Limited [4] Owns mineral rights and mines PGMs	*	**65**	41				
ZCE Platinum Limited [3] Investment holding company	$27.7m	**50**	35	**376.6**	–		
Zimasco Platinum Holdings (Pvt) Ltd [4] Investment holding company	*	**50**	35				
Mimosa Platinum (Pvt) Ltd [4] Owns mineral rights and mines PGMs	*	**50**	35				
Marula Platinum (Pty) Ltd Owns mineral rights and mines PGMs	*	**100**	100	**885.9**	950.2	**60.3**	–
Platexco (South Africa) (Pty) Ltd Exploration company	*	**100**	100				
Sundry dormant companies	*	**100**	100	**0.6**	0.6	**(0.2)**	(0.2)
Total				**1 405.4**	1 020.3	**(250.1)**	(1 600.6)
Total investment at cost						**1 155.3**	(580.3)

* Share capital less than R50 000
\# Listed on the JSE Securities Exchange
** Listed on the Australian Stock Exchange
1 Incorporated in Japan
2 Incorporated in Guernsey
3 Incorporated in Mauritius
4 Incorporated in Zimbabwe

Notice to shareholders

The forty-fifth annual general meeting of members will be held in the Boardroom, 3rd Floor, Old Trafford 4, Isle of Houghton, Boundary Road, Houghton on Wednesday, 22 October 2003 at 15:00 for the following purposes:

Annual Financial Statements

1. To receive and consider the financial statements for the year ended 30 June 2003.

Directorate

2. To confirm the appointment of Mr TV Mokgatlha and Mr LJ Paton as directors of the company.
3. To elect directors in place of those retiring in terms of the articles of association. The following directors are eligible and offer themselves for re-election: Ms MV Mennell, Messrs DH Brown, KC Rumble and DM O'Connor.
   Curriculum vitae of all directors offering themselves for election or re-election are set out on page 66.
4. To determine the remuneration of the directors (refer to Directors' Report on page 83).

Control of unissued capital

5. To consider, and if deemed fit, to pass with or without modification the undermentioned resolution as an ordinary resolution:
   "That the authorised but unissued share in the capital of the company be placed at the disposal and under the control of the directors of the company and the directors are hereby authorised and empowered to allot, issue and otherwise dispose thereof to such person or persons and on such terms and conditions at their discretion subject to the provisions of the Companies Act".
6. To consider, and if deemed fit, to pass with or without modification the following resolution as an ordinary resolution:
   "Resolved that, subject to compliance with the Listings Requirements of the JSE Securities Exchange South Africa ("JSE") and the approval of a 75% (seventy-five percent) majority of the votes cast by the shareholders of the company present in person or by proxy and entitled to vote at the meeting at which this resolution is proposed, the directors of the company are hereby authorised by way of a general authority to allot and issue the unissued ordinary shares in the capital of the company for cash, without restrictions as to whom the shares will be issued, as and when suitable opportunities arise, subject to the following conditions:
   a. that this authority shall lapse on the earlier of the date of the next annual general meeting of the company or the date 15 (fifteen) months after the date on which this resolution is passed;
   b. a paid press announcement giving full details, including the impact on net asset value and earnings per share, will be published at the time of any issue representing, on a cumulative basis within 1 (one) year, 5% (five percent) or more of the number of shares in issue prior to the issue(s);
   c. that the issues in the aggregate in any 1 (one) year shall not exceed 15% (fifteen percent) of the number of shares of the company's issued ordinary share capital;
   d. that, in determining the price at which an issue of shares will be made in terms of this authority, the maximum discount permitted shall be 10% (ten percent) of the average closing price on the JSE of the ordinary shares, adjusted for any dividend declared but not yet paid or for any capitalisation award made to shareholders, as determined over the 30 (thirty) business days prior to either the date of the paid press announcement or, where no announcement is required and none has been made, the date of issue of the shares; and
   e. that any issue in terms of this general authority shall be made only to public shareholders as defined in the aforesaid Listings Requirements."

Share scheme

7. To consider, and if deemed fit, to pass with or without modification the following resolution as an ordinary resolution:
   That the amendments to the Deed of the Implats Share Incentive Trust, as set out in the Deed of Amendments dated 18 August 2003 entered into by Impala Platinum Holdings Limited and the Implats Share Incentive Trust, be and are hereby approved.

Special business

8. To pass with or without modification the following resolutions as special resolutions:

Change in Articles of Association

Special Resolution No. 1

Resolved, as a special resolution, that the company's Articles of Association be and are hereby altered as follows:

(a) By substituting in Article 13.1 thereof the figures and words "16 (sixteen)" in place of the figures and the words "14 (fourteen)"; and

(b) By deleting Article 16.7.1 thereof and substituting the following new Article 16.7.1 in its place:
"A resolution in writing, including through the medium of telefax, signed by a majority of directors shall be as valid and effectual as if it had been passed at a meeting of the directors duly called and constituted, provided that where a director is not present in the Republic, but has an alternate who is, the resolution may be signed by the alternate in his stead. The resolution may consist of several documents, each signed by one or more directors of their alternates in terms of this Articles."

Share buy backs

Special Resolution No. 2

Resolved that the Company and/or any of its subsidiaries from time to time are hereby authorised, by way of a general authority, to:

(a) acquire ordinary share of 20 (twenty) cents each (Ordinary Shares) issued by the company in terms of Sections 85 and 89 of the Companies Act, No. 61 of 1973, as amended, and in terms of the Listing Requirements from time to time of the JSE Securities Exchange South Africa (the Listing Requirements); and/or

(b) to conclude derivative transactions which may result in the purchase of ordinary shares in terms of the Listing Requirements, it being recorded that such Listing Requirements currently require, *inter alia*, that:

(i) the Company may make a general repurchase of securities only if any such repurchase of ordinary share shall be implemented on the main board of the JSE Securities Exchange South Africa (JSE) or any other stock exchange on which the shares are listed and on which the Company or any of its subsidiaries may wish to implement any purchases of ordinary shares with the approval of the JSE and any other such stock exchange, as necessary;

(ii) this general authority shall only be valid until the Company's next annual general meeting, provided that it shall not extend beyond 15 (fifteen) months from the date of passing of this special resolution;

(iii) the purchase of the ordinary shares may not be made at a price greater than 10% (ten percent) above the weighted average of the market value of such ordinary shares for the 5 (five) business days immediately preceding the date of the transaction;

(iv) any derivative transactions which may result in the repurchase of ordinary shares must be priced as follows:

(1) the strike price of any put option written by the company may not be at a price greater than stipulated in paragraph (iii) above at the time of entering into the derivative agreement;

(2) the strike price of any call option may be greater than stipulated in paragraph (iii) above at the time of entering into the derivative agreement, but the Company may not exercise that call option if it is "out of the money";

(3) the strike price of any forward agreement may be greater that the price indicated in paragraph (iii) above but limited to the fair value of a forward agreement based on a spot price not greater than stipulated in paragraph (iii) above;

(v) when the Company and/or any of its subsidiaries has cumulatively purchased 3% (three percent) of the number of ordinary shares in issue on the date of passing of this special resolution (including the delta equivalent of any such ordinary shares underlying derivative transactions which may result in the repurchase by the company of ordinary shares), and for each 3% (three percent) thereof in aggregate, acquired thereafter, an announcement must be published as soon as possible and not later than 08:30 on the business day following the day on which the relevant threshold is reached or exceeded, and the announcement must comply with the Listing Requirements;

(vi) any general purchase by the Company and/or any of its subsidiaries of the Company's ordinary shares in issue shall not in aggregate, in any one financial year, exceed 10% (ten percent) of the Company's issued ordinary share capital.

Notice to shareholders

The reason for special resolution number 1 is to amend the Articles of Association of the company to allow for more effective internal administration of the company. The effect thereof is to amend the Articles of Association to increase the maximum number of directors allowed to be appointed on the board from 14 to 16 and to reduce the number of directors required to authorise a directors written resolution from all the directors to a majority of the board.

The reason for special resolution No. 2 it to obtain, and the effect thereof is to grant the company a general authority in terms of the Companies Act, 1973, as amended, for the acquisition by the company and/or any of its subsidiaries of shares in the capital of the company, which general authority shall be valid until the next annual general meeting of the company, provided that the general authority shall not extend beyond fifteen months from the date at which this special resolution is passed.

The board of directors, as at the date of this notice, has stated its intention to examine methods of returning capital to shareholders in terms of the general authority granted at the last annual general meeting. The board believes it to be in the best interest of Implats that shareholders pass a special resolution granting the company and/or its subsidiaries a further general authority to acquire Implats shares. Such general authority will provide Implats and its subsidiaries with the flexibility, subject to the requirements of the Companies Act and the JSE, to purchase shares should it be in the interest of Implats and/or its subsidiaries at any time while the general authority subsists.

The directors have considered the impact which a purchase of up to a maximum of 10% of the Company's issued ordinary share capital and a general authority would have on the Company and/or its subsidiaries (together the group) and are of the opinion that for a period of twelve months from the date of this notice:

- the company and the group will in the ordinary course of business be able to pay its debts;
- the assets of the company and the group will be in excess of the liabilities of the company and the group calculated in accordance with the accounting policies used in the audited financial statements for the year ended 30 June 2003; and
- the ordinary capital, working capital and reserves of the company and the group will be adequate.

By order of the board



A M Snashall
Group Secretary

28 August 2003

Registered Office
3rd Floor Old Trafford 4
Isle of Houghton
Boundary Road
Houghton 2198

Note:
(1) A member entitled to attend and vote is entitled to appoint one or more proxies to attend and speak and vote in his stead. A proxy need not be a member.

Form of proxy

Only for use by registered members

IMPALA PLATINUM HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1957/001979/06)
(Share code:IMP) (ISIN:ZAE000003554)
("Implats" or "the Company")

IMPLATS

This form of proxy is not for use by members who have already dematerialised their Implats shares. Such members must use the attached voting instruction form (blue)

For use at the annual general meeting of the company to be held on Wednesday, 22 October 2003 at 15:00 (the annual general meeting)

I/We ______________________________

of ______________________________

appoint (See Note 1):

1. ______________________________ or, failing him,

2. ______________________________ or, failing him,

3. the chairman of the annual general meeting.

As my/our proxy to act for me/us at the annual general meeting of the company which will be held in the Boardroom, 3rd Floor, Old Trafford 4, Isle of Houghton, Boundary Road, Houghton, Johannesburg at 15:00 on Wednesday, 22 October 2003, and at each adjournment or postponement thereof, and to vote for and/or against the resolutions and/or abstain from voting in respect of the shares in the issued capital of the company registered in my/our name/s (see Note 2).

	Number of ordinary shares		
Resolutions	For	Against	Abstain
Appointment of directors			
Re-election of directors			
Directors' remuneration			
Unissued shares – general			
– issue for cash			
Share option scheme			
Special resolution – change in articles			
– share buy-back			

Insert in the relevant space above the number of shares held.

Signed at ______________________________ on ______________________________ 2003

Signature ______________________________

Assisted by (where applicable) ______________________________

Each ordinary shareholder is entitled to appoint one or more proxies (who need not be a shareholder/s of the company) to attend, speak and vote in place of that shareholder at the annual general meeting.

Notes

1. A shareholder may insert the name of a proxy or the names of two alternative proxies of the shareholder's choice in the spaces provided, with or without deleting "the chairman of the annual general meeting". Any such deletion must be initialled by the shareholder. The person present at the meeting whose name appears first on the form of proxy and has not been deleted will be entitled to act as proxy to the exclusion of those whose names follow.

2. A shareholder's instructions to the proxy must be indicated by the insertion of the relevant number of votes exercisable by that shareholder in the appropriate space provided. Failure to comply with the above will be deemed to authorise the proxy to vote or to abstain from voting at the annual general meeting as he deems fit in respect of all the shareholder's votes exercisable thereat. A shareholder or his proxy is not obliged to use all the votes exercisable by the shareholder or by his proxy, but the total of the votes cast and in respect whereof abstention is recorded may not exceed the total of the votes exercisable by the shareholder or his proxy.

3. Any alteration or correction to this form must be initialled by the signatory/ies.

4. Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity must be attached to this form unless previously recorded by the transfer secretaries of the company or waived by the chairman of the annual general meeting.

5. The completion and lodging of this form will not preclude the relevant shareholder from attending the annual general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof, should such shareholder wish to do so.

6. Forms of proxy must be lodged with or posted to the company's transfer secretaries to be received not later than 24 hours (excluding Saturdays, Sundays and public holidays) before the time of the meeting.

7. This form of proxy expires after the conclusion of the meeting stated herein except at an adjournment of that meeting or at a poll demanded at such meeting.

Transfer secretaries

Computershare Investor Services Limited
70 Marshall Street, Johannesburg 2001
PO Box 1053, Johannesburg 2000

London transfer secretaries

Lloyds TSB Registrars
Client Services, The Causeway, Worthing
West Sussex, BN99 6DA

Voting instruction form

Only for use by members who have dematerialised their Implats shares through STRATE

IMPALA PLATINUM HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1957/001979/06)
(Share code:IMP) (ISIN:ZAE000003554)
("Implats" or "the Company")

IMPLATS

For use in respect of the general meeting of the company to be held at 15:00 on Wednesday, 22 October 2003 (the "annual general meeting") to advise their CSDP or broker of their voting instructions on the proposed resolutions in the spaces provided below. However, should such members wish to attend the annual general meeting in person, then they will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between the dematerialised shareholder and the CSDP or broker.

I/We ______________________________

of ______________________________

being a member(s) or beneficial shareholder(s) of the company who has/have dematerialised my/our shares in Implats do hereby indicate in the spaces below to my/our CSDP/broker my/our voting instruction on the resolutions to be proposed at the annual general meeting of the company which will be in the Boardroom, 3rd Floor, Old Trafford 4, Isle of Houghton, Boundary Road, Houghton, Johannesburg at 15:00 on Wednesday, 22 October 2003, and each adjournment or postponement thereof.

	Number of ordinary shares		
Resolutions	For	Against	Abstain
Appointment of directors			
Re-election of directors			
Directors' remuneration			
Unissued shares – general			
– issue for cash			
Share option scheme			
Special resolution – change in articles			
– share buy-back			

Insert in the relevant space above the number of shares held.

Signed at ______________________ on ______________________ 2003

Signature ______________________________

Assisted by (where applicable) ______________________________

Notes

1. Please indicate in the appropriate spaces overleaf the number of votes to be cast. Each share carries the right to one vote.
2. All the votes need not to be exercised neither need all votes be cast in the same way, but the total of the votes cast and in respect of which abstention is directed may not exceed the total of the votes exercisable.
3. *Any alteration or correction made to this voting instruction form must be signed in full by the signatory/ies.*
4. When there are joint owners of shares, all joint owners must sign this voting instruction form.
5. Completed voting instruction forms should be forwarded to the CDSP or broker through whom the Implats shares have been dematerialised. Members should contact their CDSP or broker with regard to the cut-off time for lodging of voting instruction forms.
6. *This voting instruction form is only for use by members with dematerialised shareholdings via* STRATE. *Registered members and* those with shares held in CREST should use the form of proxy (white) attached.

THIS FORM IS TO BE LODGED WITH YOUR CSDP/BROKER

Shareholder information

Shareholders' diary

Annual general meeting	Wednesday, 22 October 2003
Final dividend declared August 2003. Paid	29 September 2003
Interim report release	February 2004
Interim dividend declared February 2004. Paid	April 2004
Financial year end	30 June 2004
Annual report release	August 2004

Analysis of shareholdings

	Number of shareholders	%	Number of shares (000)	%
1 – 5 000	15 520	95.7	3 862	5.8
5 001 – 10 000	215	1.3	1 563	2.4
10 001 – 50 000	338	2.1	7 547	11.3
50 001 – 100 000	47	0.3	3 425	5.1
100 001 – 1 000 000	76	0.5	20 023	30.1
Over 1 000 000	15	0.1	30 174	45.3
	16 211	100.0	66 594	100.0

Analysis of shareholdings

	Number of shareholders	%	Number of shares (000)	%
Other companies	175	1.0	4 006	6.0
Trust funds and investment companies	3 457	21.3	34 095	51.2
Insurance companies	59	0.4	1 225	1.8
Pension funds	532	3.3	12 557	18.9
Individuals	11 832	73.0	2 921	4.4
Banks	156	1.0	11 790	17.7
	16 211	100.0	66 594	100.0

Shareholding in the company

The issued capital of the company is held by public and non-public entities as follows:

Shareholder type	No. of shares (000)	%
Public	65 466	98.3
Non-public	1 128	1.7
Directors	50	0.1
Trustees of share scheme	78	0.1
Right to appoint a director	1 000	1.5
Total	66 594	100.0

The following shareholders beneficially hold more than five per cent of the issued share capital:

Shareholder	No. of shares (000)	%
Public Investment Commissioners	5 462	8.2
Tegniese Mynbeleggings Limited	3 336	5.0

Contact details and administration

Registered office and Secretary
3rd Floor, Old Trafford 4
Isle of Houghton, Boundary Road, Houghton 2198
P.O. Box 61386, Marshalltown, 2107
Telephone: +27(11) 481 3900
Telefax: +27(11) 484 0254
email: investor@implats.co.za

Website: http://www.implats.co.za

Secretary
Alan Snashall

London Secretaries
Project Consultants Limited
Walnut House, Walnut Gardens, Claydon, Banbury
Oxon, OX17 1NA
Telephone: +44 (1295) 69 0180
Telefax : +44 (1295) 69 0182
email: ckennedy@projectconsultants.co.uk

Public Officer
Johan van Deventer

Transfer Secretaries
South Africa
Computershare Investor Services Limited
70 Marshall Street
P.O. Box 1053
Johannesburg 2000
Telephone: +27(11) 370 5000

United Kingdom
Lloyds TSB Registrars
Client Services, The Causeway, Worthing
West Sussex
BN99 6DA

Auditors
PricewaterhouseCoopers Inc
2 Eglin Road, Sunninghill
Johannesburg
2157

Impala, Impala Refining Services and Barplats
Head office
3rd Floor, Old Trafford 4, Isle of Houghton
Boundary Road, Houghton 2198
P.O. Box 61386, Marshalltown 2107
Telephone: +27(11) 481 3900
Telefax: +27(11) 484 0254

Impala Operations
P.O. Box 5683, Rustenburg 0300
Telephone: +27 (14) 569 0000
Telefax: +27 (14) 569 6548

Impala Refineries
P.O. Box 222, Springs 1560
Telephone: +27 (11) 360 3111
Telefax: +27 (11) 360 3680

Crocodile River Mine
P.O. Box 513, Brits 0250
Telephone: +27 (12) 381 1800
Telefax: +27 (12) 258 0087

Marula Platinum
3rd Floor, Old Trafford 4, Isle of Houghton
Boundary Road, Houghton 2198
PO Box 61386, Marshalltown 2107
Telephone: +27 (11) 481 3900
Telefax: +27 (11) 484 0254

Representative in Japan
Impala Platinum Japan Limited
Uchisaiwaicho Daibiru, Room No. 702
3-3 Uchisaiwaicho
1-Chome, Chiyoda-ku
Tokyo, Japan
Telephone: +81 (3) 3504 0712
Telefax: +81 (3) 3508 9199

Investor queries may be directed to:
investor@implats.co.za

IMPLATS

www.implats.co.za